Exhibit 99.2

Management’s DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to the glossary on page 123 for a list of defined terms.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2012 when reading this MD&A. In preparing this MD&A, we have taken into account information available to us up to March 7, 2013, the date of this MD&A, unless otherwise stated.

You will find BCE’s audited consolidated financial statements for the year ended December 31, 2012, BCE’s annual information form for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 AIF) and recent financial reports on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the two years ended December 31, 2012 and 2011.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2012 annual report including this MD&A and, in particular, but without limitation, the sections of this MD&A entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Credit Ratings and Liquidity contain forward-looking statements. These forward-looking statements include, but are not limited to, BCE’s common share dividend policy, Bell Canada’s financial policy targets, the business outlook for BCE’s segments, BCE’s business objectives, plans and strategic priorities, the sources of liquidity we expect to use to meet our anticipated 2013 cash requirements, our 2013 expected post-employment benefit plan funding, the expected timing and completion of, and the expected amount and sources of financing for, BCE’s proposed acquisition of Astral Media Inc. (Astral) and the benefits expected to result from the transaction, and our broadband fibre, Internet protocol television (IPTV) and wireless networks deployment plans. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Unless otherwise indicated by us, forward-looking statements in BCE’s 2012 annual report, including in this MD&A, describe our expectations as at March 7, 2013 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in BCE’s 2012 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in BCE’s 2012 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on March 7, 2013. Certain key economic, market and operational assumptions we have made in preparing the above-mentionned forward-looking statements and other forward-looking statements contained in this annual report and, in particular, but without limitation, the forward-looking statements contained in this MD&A in the sections entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Credit Ratings and Liquidity, include, without limitation, the assumptions described in the section of this MD&A entitled Business Outlook and Assumptions, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, competitive, regulatory, operational, technological, economic and financial risks that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned

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Management’s Discussion and Analysis

forward-looking statements and other forward-looking statements included in BCE’s 2012 annual report, including in this MD&A, include, but are not limited to, the risks described in the sections of this MD&A entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 7, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

ABOUT OUR BUSINESS

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs. In 2012, we reported the results of our operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell, which encompasses our core operations, is comprised of our Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is Canada’s leading multimedia company with leading assets in television (TV), radio and digital media, including CTV, Canada’s leading TV network based on viewership, and the country’s most-watched specialty channels. We also own a 44.1% interest in, and through our right to appoint a majority of the directors control, Bell Aliant, the incumbent carrier in Canada’s Atlantic Provinces and in rural areas of Ontario and Québec. For the year ended December 31, 2012, we generated consolidated operating revenues of $19,975 million, consolidated EBITDA(1) of $7,883 million and net earnings of $3,053 million. In aggregate, Bell and Bell Aliant ended 2012 with approximately 21.2 million customer connections, comprised of 8.1 million wireline network access service (NAS) lines, 7.8 million wireless subscribers, 3.0 million Internet subscribers and 2.3 million satellite TV and IPTV subscribers.

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 3 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into our operations.

Returning Value to Shareholders

BCE maintained its objective of consistent dividend growth with an approximate 7.4% increase in the annual dividend payable on BCE’s common shares for 2013 to $2.33 per share from $2.17 per share at the beginning of 2012. More specifically:

  on August 8, 2012, we announced a 10 cent increase from $2.17 to $2.27 per common share, starting with the quarterly dividend payable on October 15, 2012 on February 7, 2013, we announced a 6 cent increase from $2.27 to $2.33 per common share, starting with the quarterly dividend payable on April 15, 2013.

With these dividend increases BCE’s annual common share dividend has increased 60% since the fourth quarter of 2008.

On February 6, 2013, the board of directors modified BCE’s dividend policy from a policy with a target payout ratio of 65% to 75% of Adjusted Earnings Per Share (Adjusted EPS)(2) to a policy with a target payout ratio of 65% to 75% of free cash flow. This modification to BCE’s dividend policy was adopted as a result of the new International Financial Reporting Standards (IFRS) accounting standard for defined benefit (DB) pension plan expense which has a significant non-cash impact on Adjusted EPS. Due to the non-cash impact on Adjusted EPS, BCE will now begin reporting its dividend payout ratio on the basis of free cash flow as it is better aligned with the payment of cash dividends.

On March 8, 2012, BCE completed a Normal Course Issuer Bid (NCIB) program, which began December 12, 2011, under which it repurchased approximately 6.1 million common shares at an average price of approximately $41 per share for a total cost of $250 million. Of these shares, 1.1 million were purchased by way of private agreement with an arm’s-length third-party seller. Since December 2008, BCE has repurchased approximately 62 million shares for an aggregate cost of $1.7 billion.

(1)	EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s 2012 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.
(2)	Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

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Management’s Discussion and Analysis

Proposed Acquisition of Astral

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. The transaction was valued at approximately $3.38 billion, including net debt of $380 million, and is expected to be funded with a combination of cash (approximately 75% of the equity purchase price) and BCE common equity (approximately 25%), with BCE retaining the right to replace common equity with cash, in whole or in part, at closing. On May 24, and May 25, 2012, the transaction was approved by over 99% of Astral shareholders and by the Québec Superior Court, respectively. The transaction is expected to provide multiple benefits to BCE, including enhancing our competitive position in French-language broadcasting in Québec, control over content costs, and increased opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising.

On October 18, 2012, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Broadcasting Decision CRTC 2012-574 denying BCE’s original application to acquire Astral. On November 19, 2012, BCE and Astral amended the terms of the proposed transaction and subsequently submitted a new proposal to the CRTC for approval seeking to address the public interest concerns outlined by the CRTC in its decision. Such application was later further amended to reflect certain terms of the consent agreement dated March 4, 2013 between the Competition Bureau and BCE, described below. The new application was made public by the CRTC on March 6, 2013 and outlines a number of divestitures (eleven pay and specialty TV services as well as ten radio stations).

Under the revised proposal, BCE will retain eight Astral TV services: the French-language SuperÉcran, CinéPop, Canal Vie, Canal D, VRAK TV and Z Télé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore. BCE will also retain 77 Astral radio stations and Astral’s national out-of-home advertising business. The retained properties represent approximately 77% of Astral’s EBITDA. On March 4, 2013, BCE reached an agreement with Corus Entertainment Inc. (Corus) whereby Corus will acquire Astral’s share of six TV joint ventures (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+) as well as two Astral radio stations in Ottawa (CKQB-FM and CJOT-FM). Valued at $400.6 million, the Corus transaction is also subject to applicable regulatory approvals.

Under the revised proposal, BCE has also committed to dispose of five additional TV services (the English-language Family (including Disney Junior English) and Disney XD services, and the French-language Disney Junior, Musimax and MusiquePlus services) and eight English-language radio stations (Astral FM stations CHHR and CKZZ (Vancouver), CFQX (Winnipeg) and CHBM (Toronto), Bell Media FM stations CKCE (Calgary), CHIQ (Winnipeg) and CFXJ (Toronto) and Astral AM station CISL (Vancouver)), in an auction process that is under way.

Overall, the divestitures will result in BCE having a French-language viewing share of 23.0%, below competitor Québecor’s 30.5% share. In English-language viewership, Bell Media will have a 35.7% share, 2.0% more than Bell Media’s current share.

The new proposal also includes a revised package of tangible benefits in an amount of $174.6 million to result in the development and promotion of exceptional new Canadian TV and film content in French and English, significant new investment in radio and emerging musical talent, and new and enhanced initiatives to grow media training and consumer participation in Canadian broadcasting.The proposed benefits package includes $124.6 million in TV benefits, approximately 15%, or $18.7 million, of which will be invested in social benefits, and approximately 85%, or $105.9 million, of which will be allocated to independent on-screen productions, with $73.1 million dedicated to French-language programming and $32.8 million to English-language programming. In radio, the new proposal provides for $50 million in benefits to develop emerging musical talent, showcase Canada’s rising stars, and open new doors to action and education in Canadian music.

The CRTC has announced that it will hold a public hearing commencing the week of May 6, 2013 to consider the new proposal for BCE’s acquisition of Astral. On March 4, 2013, BCE received Competition Bureau clearance for its proposed acquisition of Astral based on a consent agreement under which BCE is required to divest the same TV services and radio stations identified in BCE’s revised proposal to the CRTC. This consent agreement, which describes the terms of the Competition Bureau clearance, was registered with the Competition Tribunal on March 4, 2013.

As a result of the amendments made to the terms of the original definitive agreement between Astral and BCE, BCE’s regulatory covenants have been modified and the outside date for completion of the transaction was postponed to June 1, 2013 with each of Astral and BCE having the right to further postpone it to July 31, 2013, if required to obtain the remaining necessary regulatory approvals. A break-up fee of $150 million is payable by BCE to Astral should the proposed transaction not close before the outside date for failure to obtain regulatory approvals. On February 1, 2013, Astral paid a one-time cash dividend of $0.50 per share on its class A non-voting shares and class B subordinate voting shares. The consideration payable to Astral shareholders remains unchanged under the amended definitive agreement. Holders of class A non-voting shares and class B subordinate voting shares of Astral will receive cash or a combination of cash and up to $750 million of BCE common shares, representing a value of $50.00 and $54.83 per share, respectively.

Bell Wireline Segment

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology (ICT) solutions) and other communications services to residential and business customers primarily in the urban areas of Ontario and Québec. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia. We sell local and long distance telephone services under the Bell Home Phone brand and Internet access under the Bell Internet brands. We also provide direct-to-home (DTH) satellite TV services nationwide under the Bell TV brand, as well

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as Bell Fibe TV (our IPTV service) in most areas of Toronto and Montréal, enabling us to offer a comprehensive triple-play bundle of communications services.

Also included in this segment are the results of our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s Northern Territories. Our Bell Wireline segment also includes wireline-related product sales from our wholly-owned subsidiary, national consumer electronics retailer The Source (Bell) Electronics Inc. (The Source).

Bell Wireless Segment

Our Bell Wireless segment provides integrated digital wireless voice and data services to residential and business customers across Canada. Our wireless services, offered over technologically advanced wireless networks, are available to virtually all of the Canadian population. Bell Wireless includes the results of operations of Bell Mobility Inc. (Bell Mobility), wireless-related product sales from The Source and the wireless operations of Northwestel.

Bell Media Segment

Our Bell Media segment was created on April 1, 2011, upon completion of BCE’s acquisition of CTV Inc. (CTV), and encompasses all CTV properties and other Bell content assets. Bell Media owns 28 conventional TV stations, including CTV, Canada’s leading TV network based on viewership, and owns and operates 30 specialty TV channels, including TSN, Canada’s leading specialty sports channel and RDS, Canada’s leading French-language specialty sports channel. Bell Media also owns 33 radio stations, numerous websites including Theloop.ca, and holds an interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities. Bell Media provides its TV programming services to broadcast distributors across Canada.

Bell Aliant Segment

Our Bell Aliant segment provides local telephone, long distance, Internet, data, TV, wireless, information technology (IT) services and products, and other ICT services to residential and business customers in Canada’s Atlantic Provinces, as well as in rural and regional areas of Ontario and Québec. Bell Aliant is one of the largest regional telecommunications service providers in North America. At December 31, 2012, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to appoint a majority of the board of directors of Bell Aliant and therefore, controls and consolidates Bell Aliant. On January 1, 2011, Bell Aliant converted from an income fund to a corporate structure.

Bell Products and Services

Bell is our primary operational focus and the largest component of our business. Traditional legacy telecommunications services (legacy services), as referred to in this MD&A, are those services, such as long distance and local telephone services, voice private lines and dedicated digital private lines, that we offer over our traditional circuit-switched voice and data networks. Growth services, as referred to in this MD&A, are made up of our wireless, TV, high-speed Internet and other data-based services, including ICT solutions. Our Bell Wireline segment generates revenues from the following five major product lines:

  local and access services

  long distance services

  data services

  TV services

  equipment and other.

Local and Access Services

Bell operates an extensive local access network that provides local telephone services to residential and business customers primarily in the urban areas of Ontario and Québec, as well as in Canada’s Northern Territories through Northwestel. Additionally, we provide CLEC local telephone services in Alberta and British Columbia. The 5.6 million NAS lines Bell provides to its customers are a key factor in establishing customer relationships and are the foundation for the other products and services we offer. Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  call management services such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance service providers.

We offer a variety of Bell Home Phone packages that include unlimited local phone calling with a number of different call management services, depending on the package chosen by the customer. When a Bell Home Phone package is combined with our other products to form a service bundle, a customer is eligible to receive a monthly discount. Customers subscribing to one of our bundle-eligible plans receive a single bill for all of their Bell services.

We faced a continued high level of competitive intensity from cable companies in 2012 as a result of them offering voice services over their networks, which continued to place downward pressure on our local telephony market share, in both the residential and small business markets. In addition, increased customer adoption of wireless telephony as their primary means of voice communication is resulting in a reduced number of primary NAS lines and contributing to a higher rate of wireless substitution. The CRTC regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from price regulation for the vast majority of Bell’s residential and business local telephone service lines in Ontario and Québec, providing us with the operating flexibility to bundle our services, pursue customer winbacks and offer pricing that is competitive with cable telephony and Voice over Internet Protocol (VoIP) providers.

Long Distance Services

We provide domestic and international long distance voice services to residential and business customers. These services include a wide variety of subscription plans ranging from monthly unlimited provincial or north american calling plans to pay-per-minute plans. We also provide wholesale access service to

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other carriers and resellers, and receive settlement payments from other carriers for completing their customers’ long distance calls in our territories.

We offer large usage long distance packages for a set monthly price to Bell Home Phone and business customers, allowing for affordable long distance calling across North America. We also offer an Unlimited World long distance plan to Bell Bundle customers that allows for unlimited long distance calls to more than 70 destinations, including within Canada and the United States, for one set monthly price. We experience significant competition in the provision of long distance service to residential and business customers from VoIP service providers, cable companies, dial-around providers and prepaid card providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of Microsoft) and Google Voice that provide long distance service at low prices using personal computers and broadband connections, as well as from wireless service providers that offer limited-time promotions for long distance service on certain wireless plans.

Data Services

We provide high-speed Internet access services to residential and business customers mainly in Ontario and Québec. At December 31, 2012, we provided high-speed Internet access to approximately 2.1 million customers through fibre-optic digital subscriber line (DSL) or wireless broadband technology. Bell’s high-speed Internet access footprint in Ontario and Québec reached 97% of homes and business’ at December 31, 2012.

Our residential fibre-optic Internet service, marketed as Bell Fibe Internet, is enabled by Bell’s fibre-to-the-node (FTTN) and fibre-to-the-home (FTTH) networks. We currently offer five Fibe Internet packages to Bell’s residential customers, providing download speeds of up to 50 megabits per second (Mbps) in areas of Ontario and Québec that are served by our FTTN network, and up to 175 Mbps for customers with FTTH. We also offer DSL-based Internet service in areas where Bell Fibe Internet is not available, with download speeds of up to 5 Mbps.

Our Internet packages include usage of between 15 gigabytes (GB) and 300 GB of bandwidth per month depending on the tier of service selected. We also offer an unlimited Internet usage add-on option for an additional $10 per month for customers who choose a Bell triple bundle with Bell TV, Bell Internet and either Bell Home Phone or Bell Mobility wireless service. We also offer wireless Internet through our Bell Wireless segment, which provides high-speed Internet access to personal desktop computers, laptops or tablets.

We sell a full range of data services to business customers. In addition to Internet access, some of the data services we offer include:

  Internet protocol (IP)-based services – Bell manages the largest IP multi-protocol label switching footprint of any Canadian provider, enabling us to offer customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV. Our IP-based services include IP VPNs, Ethernet, business Internet and VoIP.
  ICT solutions – Bell provides ICT solutions that include hosted and cloud services, managed solutions, professional services and infrastructure services that support and complement our data connectivity services. We also provide data centre co-location and hosted services across Canada through Bell and its commercial agreement with Q9 Networks Inc. (Q9).

TV Services

We are Canada’s largest digital TV provider, nationally broadcasting more than 500 all-digital TV and audio channels and a wide range of domestic and international programming. At December 31, 2012 we distributed our TV services to more than 2.1 million customers.

Our primary TV operations are marketed nationally under the Bell TV brand, which offers both DTH satellite service and IPTV service.

Our DTH operations currently use four satellites. Telesat Canada (Telesat) operates or directs the operation of these satellites. We have leveraged this satellite capacity to offer a menu of programming options, such as a wide range of over-the-air (OTA) and specialty programming, more than 100 high-definition (HD) channels with TV shows, movies, sports and other entertainment options, as well as a broad selection of pay-per-view (PPV) service offers.

We launched Bell Fibe TV, our IPTV service, in Toronto and Montréal in September 2010. Since that time, we have significantly expanded our Fibe TV service footprint, which at the end of 2012 encompassed 3.3 million households across the Greater Montréal Region and the Greater Toronto Area (GTA) as well as in Québec City. Delivered over our advanced high-speed fibre-optic network and powered by Microsoft’s Mediaroom multimedia software, Fibe TV complements our national TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home personal video recorder (PVR), the ability to record multiple programs simultaneously, a picture-in-picture program guide, advanced search capabilities and the fastest channel change capability on the market today.

We also offer hardware, including PVRs, online access to an array of top-rated programming from Bell Media, subscription video-on-demand (VoD) through Bell TV Online and pick-and-pay programming.

Equipment and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment

  TV set-top box (STB) sales

  network installation and maintenance services for third parties product sales, other than wireless products, at national consumer electronics retailer The Source.

Wireless Services

We offer a broad range of wireless voice and data communications products and services to consumers and business customers across Canada. Services offered include call display and voicemail, e-mail, web browsing, social networking, text, picture and video messaging, music downloads, ring tunes, ringtones, games and apps, video streaming, live TV, mobile Internet, and global positioning system (GPS) navigation, as well as roaming services with other wireless service providers. Customers can

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choose to pay for their services through a postpaid plan or in advance (prepaid). Our postpaid rate plans, payable monthly, are available with contracts that offer handset discounts, but can also be obtained without a contract. At December 31, 2012, Bell served approximately 7.7 million wireless customers, of whom more than 6.4 million subscribed to postpaid rate plans.

We provide wireless communications services under the Bell and Virgin Mobile brands. Virgin Mobile is operated by Bell Mobility, geared primarily towards the youth and young adult markets, emphasizing the Internet and text capabilities of its hardware and service offerings with media-rich content, full-track music, movies, games and messaging services.

We offer a wide variety of single-user and shared postpaid rate plans, designed primarily for voice and data service. A variety of data features and options can be added to voice service plans. Data-only plans are also available for tablets, wireless Internet universal serial bus (USB) sticks, and Turbo Hubs. Mobile business services include sales force automation, push-to-talk (PTT), field service automation, and resource and asset tracking tools.

We have deployed and operate a number of leading nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. Our wireless high-speed packet access plus (HSPA+) network, launched in November 2009, offers high-speed mobile access of up to 21 Mbps to over 97% of the Canadian population. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, USB sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming in more than 200 countries. The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual cell carrier technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using dual carrier capable modem devices or smartphones. At December 31, 2012, 42 Mbps dual cell service was available to more than 83% of the Canadian population. Bell was also the first wireless service provider in Canada to launch a Fourth Generation (4G) Long-Term Evolution (LTE) network in the GTA in September 2011, offering mobile Internet data access speeds as fast as 75 Mbps with typical speeds ranging from 12 to 25 Mbps. At December 31, 2012, Bell’s 4G LTE network reached more than 67% of the Canadian population.

In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) evolution, data optimized (EVDO) network covering 99% of Ontario’s and Québec’s populations and approximately 97% of Atlantic Canada’s population at December 31, 2012. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. At the end of 2012, Bell’s EVDO network covered over 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. Bell plans to continue operating its CDMA network for the foreseeable future.

Bell Mobility also operates more than 3,500 public wireless fidelity (Wi-Fi) hotspots at McDonald’s, Tim Hortons and Chapters/Indigo retail outlets across Canada, in addition to thousands of private Wi-Fi networks managed through our Bell Business Markets unit at enterprise customer locations.

With our multiple high-speed data networks, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, BlackBerry, HTC and LG, as well as other smartphones, touchscreen tablets and other devices designed for data services such as e-mail, messaging, Internet access and social networking.

Media Services

Bell Media offers a varied and extensive array of TV programming to broadcast distributors across Canada as a major operator of 28 conventional OTA stations and 30 English- and French-language specialty TV channels. Through Bell Media, Bell TV customers have online access to an array of top-rated CTV programming anywhere in Canada when they have a high-speed Internet connection.

Bell Media also offers a mobile TV service with live and on-demand access to content from its conventional TV networks, CTV and CTV Two, as well as real-time access to BNN, TSN, RDS, MTV and other top brands in news, sports and entertainment. This mobile content is offered on commercial terms to all Canadian wireless providers.

Additionally, Bell Media owns and operates 33 FM and AM radio stations, along with their related websites, and rebranded its Sympatico portal in English Canada as Theloop.ca, a new brand destination that enhances and strengthens the most successful content on Sympatico with more original video hosted by distinctive Bell Media personalities.

Bell Media derives the majority of its revenues from the sale of advertising airtime on its TV, radio and digital media properties to both local and national advertisers across a wide range of industry sectors. Considerable revenue also is generated from fees payable by the broadcast distributors for carrying pay, PPV and specialty services, which are subject to negotiations between the broadcast distributors and Bell Media’s programming services.

Employees

At December 31, 2012, BCE employed 55,500 people on a full-time or part-time basis, compared to 55,250 at the end of 2011.

The total number of Bell employees at the end of 2012 was 48,800 up from 48,550 at December 31, 2011, due primarily to an increased workforce in our field services operations to support our ongoing IPTV roll-out and service quality initiatives, as well as an increase in the number of The Source retail stores across Canada. This increase was partly offset by a decreased workforce across our Bell Wireless, Bell Wireline and Bell Media segments attributable mainly to normal attrition, retirements and productivity improvements. Approximately 46% of BCE employees are represented by labour unions.

At Bell Aliant, the total number of employees remained unchanged, year over year, at 6,700.

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Management’s Discussion and Analysis

STRATEGIC IMPERATIVES

This section contains forward-looking statements concerning our business objectives and strategies. For a description of assumptions underlying certain of such forward-looking statements, refer to Business Outlook and Assumptions. For a description of certain risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow(3) and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructures, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy to deliver a better customer experience centres on our disciplined focus on six strategic imperatives. The six strategic imperatives that underlie Bell’s business plan are:

1. Invest in Broadband Networks and Services

2. Accelerate Wireless

3. Leverage Wireline Momentum

4. Expand Media Leadership

5. Achieve a Competitive Cost Structure

6. Improve Customer Service.

The following highlights the progress we made in 2012 in advancing Bell’s six strategic imperatives.

1. Invest in broadband networks and services

We invest in wireline and wireless broadband platforms to deliver the most advanced wireless, TV, networking and other IP-based services available, seeking to support continued subscriber and data growth across all our residential product lines and the needs of our business markets customers.

2012 Progress

  Continued to lead Canada’s investment in broadband wireless and wireline infrastructure with over $3.5 billion in capital expenditures

  Expanded our next-generation 4G LTE wireless network to reach over 67% of the Canadian population coast to coast at the end of 2012, and currently reach approximately 73% of Canadians

  Expanded enhanced high-speed 4G HSPA+ dual cell network to cover 83% of the population

  Expanded our Wi-Fi network footprint through a partnership with Tim Hortons to provide free wireless network access in more than 2,000 of their locations across Canada. Along with partners such as McDonald’s and Chapters/Indigo, Bell operates the largest Wi-Fi network in Canada with more than 3,500 public Wi-Fi hotspots.

  Launched our next-generation Fibe service in Québec City with an investment of more than $225 million to deploy fibre optic technology directly to homes and businesses. This is the largest FTTH roll-out of its kind in Canada, supporting enhanced competition and choice in the Québec City market with the latest broadband TV, Internet and Home Phone services.

  Continued to deploy FTTH to all new urban and suburban housing developments in Ontario and Québec, in addition to our ongoing deployment of fibre-to-the-building (FTTB) to multiple-dwelling units (MDUs) and business locations

  Significantly expanded our Fibe TV service footprint to encompass 3.3 million households across the Greater Montréal Region and GTA as well as Québec City.

2. Accelerate wireless

Our objective is to grow our wireless business profitably by focusing on postpaid subscriber acquisition and retention, maximizing average revenue per user (ARPU) by targeting high-value smartphone subscribers in all geographic markets we operate in, increasing our share of in-bound global roaming traffic, as well as leveraging our wireless networks, device and mobile content leadership to drive greater wireless data penetration and usage.

2012 Progress

  Captured more than one-third market share of new postpaid gross and net activations among the three major wireless carriers, while achieving market-leading ARPU and EBITDA growth of 4.2% and 15.7%, respectively

  Increased smartphone users by 41%, driving wireless data revenue growth of 30% and expansion of our smartphone customer base at the end of 2012 to 64% of our total postpaid subscribers, up from 48% at the end of 2011

  Launched 4G wireless service in Manitoba. Supported by 37 locations across the province, including Bell and The Source stores and a range of other retail partners, Bell Mobility’s device line up and next-generation wireless services are available to over 70% of Manitobans.

  Expanded our industry-leading mobile TV offerings with more live content, including Bloomberg TV, NBA TV Canada, NBA on TSN and V network, bringing our total number of live mobile

(3)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

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Management’s Discussion and Analysis

TV channels available across Canada to 30. Bell  Mobile TV also includes real-time, on-demand access to CTV, CTV Two, BNN, CTV News Channel, CBC News Network, MTV, TSN and RDS plus additional programming from The Comedy Network, YTV, Treehouse, ATN, and major league hockey, football, basketball and soccer.

  Expanded our wireless device line up with 25 new devices, including the Apple iPhone 5 and Samsung Galaxy S III, adding to our extensive selection of HSPA+ and 4G LTE-capable devices

  Launched a newly enhanced Mobile TV player, offering an improved user experience and innovative features such as an integrated programming guide, notification of special events and favourite shows with customizable alerts, ability to browse content while simultaneously watching a video, and automated suggestions to help discover new content faster

  Became the first national wireless carrier in North America to deploy wireless HD voice, a new technology that improves the customer experience by providing the clearest sound quality possible with significant noise reduction on compatible handsets

  Introduced a next-generation PTT service, providing instant contact capability for business customers of all kinds. Bell PTT is North America’s first PTT solution leveraging the high-speed data and broad coverage benefits of 4G wireless.

3. Leverage wireline momentum

We continued to leverage our fibre-based TV and Internet services to develop attractive residential offers that drove higher multi-product bundle sales, improved customer retention and greater customer satisfaction, which contributed to the continuing shift of our operating mix away from traditional wireline local and long distance voice services. Wireline voice services represented less than 20% of Bell’s total operating revenues in 2012, down from 22% at the end of 2011.

In our business markets, we continued to expand our broadband network and strengthened our focus on key solution areas. We continue to manage the transformation of our business from our legacy network services to a fully integrated cloud and managed services provider across our key solution areas.

2012 Progress

  Nearly tripled our Bell Fibe TV customer base, bringing the total number of IPTV subscribers to 248,298 at the end of 2012.
  This was supported by the continued expansion of our Fibe TV service footprint in communities across Ontario and Québec.

  Increased the number of triple-play households – those that buy Home Phone, TV and Internet – by 13% fuelled by Fibe TV service, which drove higher pull-through attach rates for Home Phone and Internet services with 84% of all Bell Fibe TV customers taking three products

  Launched an enhanced Fibe TV On Demand store featuring a fresh poster-style interface and integrated ratings, reviews and recommendations from the popular Rotten Tomatoes website, a first for on-demand video services

  Acquired an ownership position in data centre operator Q9, Canada’s leading provider of outsourced data centre solutions such as hosting, co-location and cloud computing services, making Bell the largest provider of data hosting services in Canada with access to 19 high-capacity data centres across the country

  Launched the Bell Business Advantage Program, which rewards Bell business customers with savings and exclusive offers on products and services they purchase every day, such as technology, office supplies, car rentals, gasoline and courier services.

4. Expand Media Leadership

We are committed to leveraging our advanced networks to enable the delivery of leading sports, news, entertainment and business content across multiple broadband platforms – TV, Internet, smartphones and tablets. Our objective is to grow audiences, introduce new services and create new revenue streams for our media assets, and to create more of our own content, ensuring that Canadian attitudes, opinions, values, and immense artistic creativity are reflected in our programming and in our coverage of events at home and around the world.

2012 Progress

  Signed a definitive agreement for the proposed acquisition of Montréal-based Astral and its leading specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada

  Completed the acquisition of an ownership position in Maple Leaf Sports and Entertainment Ltd. (MLSE), Canada’s largest sports and entertainment company, securing long-term access to TV, mobile, digital online and radio broadcast rights for the premier professional sports teams playing in Canada’s largest marketplace: the Toronto Maple Leafs, Toronto Raptors, Toronto Marlies and Toronto FC

  Consistently reported the strongest ratings in all seasons in 2012, holding a majority of the top 20 programs nationally among all viewers

  Grew non-sports specialty channels audiences by 5% in 2012 based on fall 2012 metrics, while TSN remained Canada’s leading specialty sports channel in its key demographics

  Delivered the broadest range of live and on-demand content from the London 2012 Olympic Games to smartphones, tablets, TVs and computer screens. Bell offered more than 5,500 hours of Olympic coverage in digital and conventional TV, attracting an average of more than 21 million TV viewers in an average day of the Games, increasing TV viewing by 88% over Beijing 2008.

  Partnered with Cirque du Soleil to create a new joint venture, Cirque du Soleil Media, to develop Québec-based media content for TV, film, digital, and gaming platforms

  Served 1.6 billion videos in 2012, up 17% over 2011.

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Management’s Discussion and Analysis

5. Achieve a competitive cost structure

Cost containment is a core element of our financial performance and remains a key factor in our objective to maintain margins as we continue to experience revenue declines in our legacy wireline voice and data services and a further shift in product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

Reducing costs and increasing efficiency across the company enables us to invest in our broadband networks, supporting our wireless, TV and Internet growth services while enhancing our competitiveness in the marketplace.

2012 Progress

  Reduced wireline operating costs by $166 million through lowering overall labour costs, achieving further reductions in supplier contract rates, lower print and mailing costs for customer billing, call centre efficiencies and field service productivity, as well as reduced customer call volumes

  Reduced wireless customer service call volume by 2.2 million calls

  Reduced Bell Fibe TV installation time by 8.3%

  Made a voluntary $750 million contribution to our DB pension plan, which provides significant cash tax savings

  Completed a $1 billion public debt offering that lowered Bell Canada’s average after-tax rate of borrowing.

6. Improve customer service

Our objective is to enhance customers’ overall experience with Bell by delivering the service basics in terms of call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees and self-serve portal, all of which will help differentiate us from our competitors and gain long-term customer loyalty. We intend to achieve this by delivering the programs and making the investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

2012 Progress

  Invested more than $100 million to simplify billing, improve online services, and modernize call centre routing and interactive voice response (IVR) systems

  Revamped our online billing system with more self-serve options and easy access to account information, allowing customers to view updates on their Internet data usage, view current balances, choose billing options, register for pre-authorized payments and chat live with a customer service agent

  Continued to enhance the online customer experience with ongoing improvements to the My Bell portal on bell.ca, including the ability to change Mobility rate plans and unlock a subscriber identity module (SIM) card

  All customer bills, including Bell Mobility, can now be consolidated into a single One Bill either in paper form or online

  Introduced Order Max, a household ordering tool Bell agents use to connect with technicians to help ensure we meet all customer needs during a single service visit

  All Bell residential services sales and loyalty front-line service members are now fully knowledgeable and able to support all three residential services – Bell Home Phone, Internet and TV

  Maintained Same Day Next Day service completion rates for repairing service issues with Bell Home Phone, TV and Internet above 90% and arrived on time for customer appointments more than 98% of the time for installations and repairs

  Launched a new Mobile Self-Serve app that lets customers manage their account directly from their device. Mobility subscribers can view voice, data, text and event usage, their account balance as well as bill payment and rate plan details.

  Improved wireless churn, the percentage of mobile customers leaving each month, to 1.3% for postpaid services in 2012 from 1.5% last year

  Decreased our proportion of customer complaints received by the Commissioner of Complaints for Telecommunications Services by 21%

  Introduced a new pricing model for mobile data offering customers greater flexibility to take advantage of data services and pay only for what they use without the need to subscribe to a data bundle. With the flex data option, the monthly fee automatically adjusts according to a customer’s monthly data usage, ensuring that customers get the best rate available.

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Management’s Discussion and Analysis

BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements concerning the business outlook of our Bell Wireline, Bell Wireless, Bell Media and Bell Aliant segments. This section also describes certain key economic, market and operational assumptions we have made in preparing such forward-looking statements and other forward-looking statements contained in this MD&A. For a description of risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Based on the Bank of Canada’s recent estimates, the Canadian economy is expected to grow approximately 2% in 2013, compared to estimated growth of 1.9% in 2012. In addition, we have made certain market assumptions in preparing our business outlook for 2013, including the following:

  a slow pace of employment growth and new business formation affecting overall business customer demand a sustained level of wireline and wireless competition in both consumer and business markets higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and suburban markets, the proliferation of 4G devices, as well as population growth a stable advertising market for Bell Media.

Our business outlook is also based on certain operational assumptions and other market assumptions that are discussed below.

Bell Wireline

In our residential markets, we expect to continue to incur local access line losses in 2013, primarily as a result of continuing aggressive competition from cable TV service providers and increasing wireline replacement due to growing substitution to wireless and Internet services.

Our business plan for 2013 assumes a stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services. Targeted retention and service bundle offers, customer winbacks and better service execution are expected to contribute to the improvement in residential NAS line losses year over year. However, more aggressive service bundle offers from cable TV competitors in our local wireline areas, as well as increasingly affordable Canada-wide unlimited wireless plans, could also lead to higher residential customer NAS line losses.

At Bell TV, we intend to drive increased subscriber acquisition based on the assumption of increased customer adoption of Fibe TV as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec. We also intend to seek greater penetration within the MDU market and capitalize on our extensive retail distribution network, which includes The Source, and to leverage our market leadership position in HD programming to drive incremental subscriber growth and higher revenue per customer. TV revenue growth is expected to remain fairly strong in 2013, reflecting higher overall TV subscriber activations driven by increasing traction of Bell Fibe TV. Higher ARPU, due to customers coming off introductory pricing promotions, product enhancements, higher value premium package programming and price increases, is also expected to contribute to TV revenue growth in 2013.

Subscriber acquisition at Bell Internet is expected to improve in 2013 through increased fibre coverage and speeds as we leverage our significant network capital investment and the implementation of new technologies, including bonding, to drive greater Fibe TV expansion and Internet attach rates. This is expected to have an associated positive impact on ARPU growth and customer churn in 2013. The proliferation of devices such as tablets and e-readers that consume vast quantities of bandwidth, as well as the increasing popularity of watching TV anywhere, is expected to continue as customers demand the ability to view content on multiple screens, including computers, smartphones and tablets. In addition, growing consumption of over-the-top (OTT) TV services and streaming video require significant ongoing capital investment to ensure that we continue to offer our customers the most competitive packages for the best value. Accordingly, we intend to pursue pricing methods which allow us to cover the capital costs of upgrading the network and expanding capacity to meet growing demand. We also intend to achieve service improvements by further enhancing the speed and reliability of our Internet network while continuing to offer installation and service capabilities that differentiate us from our competitors.

At our Business Markets unit, we expect improved overall financial performance in 2013. While economy-related and competitive market challenges, and continued customer migration to IP-based systems will likely continue to impact overall business markets results, we will seek to minimize the overall decline in revenues from legacy voice and data services through ongoing service innovation and product value enhancements. We intend to target marketing initiatives to slow NAS erosion while investing in new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications and security services. We will continue to deliver network-centric ICT solutions to large business and public sector clients that increase the value of connectivity services. We expect to experience increased competitive intensity in our mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment. We also expect to experience ongoing competitive reprice pressures in our business and wholesale

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Management’s Discussion and Analysis

markets. In addition, our ICT services business is expected to face continued competition from other system integrators, outsourcers and professional service firms. We also intend to introduce service offerings that help drive innovative solutions and value for our mass and mid-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them. We will maintain a focus on overall profitability by seeking to increase revenue per customer and customer retention, as well as through improving our processes to achieve further operating efficiencies and productivity gains. As the economy strengthens and employment rates improve, we expect that the performance of our Business Markets unit will improve gradually based on an assumption of increased customer spending, new business formation and higher demand for connectivity and ICT services. However, even with a better-performing economy, more conservative strategies by business customers may result in lower capital spending requirements and deferral of ICT projects.

Stronger forecasted TV and Internet subscriber growth, higher penetration of three-product households and stabilizing business markets performance is expected to drive improved year-over-year wireline revenue performance in 2013. We also expect an improving wireline EBITDA trajectory in 2013, driven by increasing scale of Fibe TV, the subsiding year-over-year financial impact of a shortened discount period on residential bundle acquisition offers, fewer residential net customer losses as our IPTV footprint further expands, the positive impact of price increases on our residential services, abating repricing pressures in our business and wholesale markets, as well as further cost savings. These operating cost savings are expected to offset costs related to growth in Fibe TV subscriber activations, ongoing erosion of high-margin wireline voice revenues and any potential revenue shortfalls in our Business Markets unit, supporting our objective of maintaining Bell’s overall consolidated EBITDA margin stable year over year. This assumes that we will be able to achieve cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network. We also intend to increase investment in broadband infrastructure and fibre expansion and upgrades to support our Fibe TV and Internet services.

Bell Wireless

We expect that our Wireless segment will continue to be a key contributor to Bell’s revenue and EBITDA results in 2013. The financial performance of Bell Wireless is based on its continued ability to focus on profitable growth and execute its market strategies. Bell Wireless’ expected performance in 2013 is based on the assumption that it will benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage that is expected to lead to increased data ARPU growth, which should help to counter declining voice ARPU.

We expect continued aggressive competition both from incumbents and newer wireless entrants in 2013 in an effort to maintain or gain wireless market share. As a result, we anticipate pressures on pricing and customer churn to persist, highlighting the critical importance of continuing to improve customer satisfaction and proactively focusing on customer retention. This is expected to be mitigated by incremental growth in data usage and roaming driven by continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more LTE devices as we further expand our 4G LTE wireless network in more urban markets across Canada.

We have assumed that our expected wireless revenue growth will be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management. We will seek to achieve our ARPU objectives through data revenue growth supported by our HSPA+ and LTE networks, higher demand for data services and increasing usage of wireless services such as text, picture and video messaging, web browsing, music and video downloads, live TV and community portals such as Facebook and YouTube. We also have assumed that we will benefit from ongoing technological improvements by manufacturers in our handset and device line up and from faster data speeds that are allowing our clients to optimize the use of our services. Another key growth opportunity is enabled by the new category of tablet devices, which has the potential to generate incremental revenues and contribute to increasing wireless penetration levels in Canada. We intend to continue introducing new products and services to the market in a timely manner, balancing innovation with profitability.

The development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, photos, music and streaming video clips, live TV and other functions. We believe that the introduction of such new applications will continue to drive growth for data services. As a result, we aim to introduce additional high-speed enabled data devices, applications and other services to our wireless customers in order to deliver increasing value to them. However, the proliferation of these relatively more expensive and sophisticated devices, as well as heightened competitive activity, is expected to exert pressure on EBITDA, due mainly to increased handset discounts resulting in higher subscriber acquisition and customer retention costs. Despite these increased costs and our expectation for continued aggressive competition, including discounted pricing, we expect to benefit from higher wireless EBITDA in 2013, reflecting the revenue flow-through of postpaid subscriber growth in 2012 and disciplined management of subscriber acquisition and retention spending as we seek to maintain a reasonable market share of postpaid gross and net subscriber activations.

Bell Media

In 2013, overall media revenue is projected to remain relatively stable year over year, while EBITDA will be negatively impacted by the significant benefit in 2012 from non-recurring items, including the London Summer Olympic Games, the NHL lockout

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Management’s Discussion and Analysis

and retroactive rate increases for specialty sports programming services. Cash flow is expected to increase, year over year, on the strength of improved working capital management.

We anticipate a stable advertising market in 2013 and expect to drive advertising revenue growth through improved market share. Growth in subscriber revenues is expected to come from contracted rate increases for our specialty sports services. Our plan is to continue to invest in premium content for all four screens, while carefully managing costs by leveraging assets, achieving productivity gains and pursuing operational efficiencies. In 2013, we intend to launch our TV Everywhere product, which is a strategic initiative that will enable us to deliver the best live sports, news and other premium content exclusively to broadcasting distribution undertakings (BDUs) subscribers.

In conventional TV, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, with premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including building and maintaining strategic supply arrangements for content on four screens, continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality canadian content, as well as producing market-leading news through investments in HD broadcasting and improvements to our news programming.

Our sports properties will continue to be focused on securing premium content and developing innovative high-quality programs and services. We will strive to provide an exceptional and engaging experience for viewers. We anticipate that costs to secure content will increase as we face greater competition from both new and established entrants and as market rates for specialty content generally increase.

In our non-sports specialty services, audiences and advertising revenue will be driven by investment in quality programming and production, marketing, as well as ongoing development of key brand partnership initiatives on our existing services. In 2013, we intend to launch a new woman’s focused specialty service and will continue to leverage the momentum of Bravo and E! to increase share of female target advertising revenue.

In our radio operations, we are competitively positioned in our local markets from a format, rating and demographic perspective. We will seek to further grow our TSN Sports radio franchise through our MLSE broadcast rights and we will pursue the expansion of our TSN footprint to other markets. Additionally, in conjunction with local TV assets, we will pursue opportunities that can leverage our promotional capabilities, provide an expanded platform for content sharing, and offer synergistic co-location opportunities where practical.

Bell Aliant

In 2013, Bell Aliant is entering year five of its strategic plan and will continue to focus on and execute its five strategic objectives.

Foremost, Bell Aliant will continue to seek to grow its broadband business, which helps support its four other strategic objectives. In 2011, Bell Aliant undertook a two-year plan to accelerate its FTTH coverage and by the end of 2012 had expanded its FTTH coverage area to pass 656,000 premises. Over two-thirds of Bell Aliant’s competitive homes in Atlantic Canada now have access to its FibreOP services. Additionally, in 2012, Bell Aliant launched FibreOP service in Sudbury, Ontario, its largest market outside of Atlantic Canada. Bell Aliant plans to further expand its FTTH coverage to 800,000 premises by the end of 2013 to focus on increasing customer penetration on its FTTH network. As well, Bell Aliant, along with government and other partners, plans to continue to selectively invest in DSL expansion for rural broadband development, such as the state-of-the-art backbone fibre-optic network, now available to many communities in northern Ontario, enabling speeds up to 50 times faster than previous systems. These partnerships allow Bell Aliant to expand its telecommunications infrastructure to areas where it might not normally be economically feasible to do so.

Secondly, Bell Aliant intends to better the customer experience through improvements to service fundamentals supported by operational improvements to its processes, tools and training.

Thirdly, Bell Aliant intends to mitigate customer churn through increasing the penetration rate of service bundles, particularly those including TV, and by providing new and improved services to its residential and business customers.

Bell Aliant’s fourth strategic objective is to become more profitable and more competitive through resetting its cost structure. As a result of previous organizational restructurings, Bell Aliant is well positioned to operate more efficiently in the future. In addition to operational efficiency, Bell Aliant plans to focus on increasing productivity through continued cost containment and procurement improvements.

Finally, in 2013, Bell Aliant intends to maintain its performance-based culture by providing employees clear direction on its strategy and ensuring personal performance is closely aligned with corporate objectives. Building on current learning programs, Bell Aliant will also continue to focus on the development of its employees.

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Management’s Discussion and Analysis

2012 OPERATING HIGHLIGHTS

We executed well across the business in 2012, posting strong EBITDA growth, margin expansion, and a significant increase in net earnings at BCE. Importantly, we generated 10.5% higher free cash flow in 2012. This supported significant capital investment in our broadband wireline and wireless networks and services, which helped to drive higher wireless, TV and Internet subscriber growth, as well as improved customer retention, while enabling the return of substantial value to shareholders through higher dividends.

Bell revenues increased 3.0% in 2012 as strong year-over-year growth of 6.5% at Bell Wireless and the significant contribution of Bell Media was moderated by a 3.8% decrease at Bell Wireline.

Top-line growth at Bell Wireless was driven by a larger postpaid customer base, in combination with higher blended ARPU resulting from greater wireless data usage and revenues consistent with increased smartphone customer adoption.

Bell Media’s performance in 2012 reflected an incremental quarter of contribution from the acquisition of CTV, as well as the positive impact on advertising revenues from our broadcast of the London Summer Olympic Games and higher subscriber fee revenue driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services.

The rate of decline in Bell Wireline revenue in 2012 increased over 2011, due largely to the continued decline in traditional voice and data revenues as well as the impact of richer upfront promotional discounts and retention credits on our residential service bundle offers that were driven by aggressive competitive pricing in the market. Growth in revenues from our TV services, higher IP broadband connectivity revenues and increased data product sales to our business customers moderated the overall decline in wireline revenue in 2012.

Bell’s EBITDA increased 4.4% in 2012, driven by strong Wireless and Media performance, partly offset by lower Wireline EBITDA. At Bell Wireless, EBITDA grew 15.7% as a result of higher operating revenue and well-controlled spending over subscriber acquisition and retention. Bell Media EBITDA reflected the incremental financial contribution from one additional quarter of CTV results, and lower non-Olympics-related operating costs. Supported by a 2.6% reduction in Wireline expenses, Bell Wireline’s EBITDA decline was 5.7% in 2012, reflecting the ongoing loss of high-margin voice and data revenues and the impact of aggressive price competition.

Bell Wireless delivered improved postpaid subscriber operating metrics in 2012 with 456,979 net activations, up 5.3% from the previous year, lower postpaid customer churn, which improved 0.2 basis points to 1.3%, reflecting the benefits of investing in customer retention and service improvements, and blended ARPU growth of 4.2% driven by a growing smartphone mix, higher roaming revenues and a greater number of wireless customers in the higher-ARPU western Canadian and business markets. Our smartphone customer base increased notably in 2012 and comprised 64% of postpaid subscribers, up from 48% at the end of 2011. Accelerating smartphone adoption resulted in significantly higher wireless data usage, which contributed to wireless data revenue growth of approximately 30% in 2012. With aggressively priced rate plan offers from the newer wireless service providers targeted at lower-value subscribers, we lost 196,329 net prepaid customers in 2012, representing a 21% improvement over 2011, mainly as a result of fewer customer deactivations.

TV subscriber acquisition in 2012 was driven by steady growth in Fibe TV activations as we continued to expand our IPTV service footprint and enhance our service bundle offers to include Fibe TV and Fibe Internet services where commercially available. Fibe TV net customer activations totalled 163,127 in 2012, up from 73,529 in 2011, bringing the total Fibe TV customer base to 248,298. Lower satellite TV net activations, attributable to the roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors and Bell customer migrations to Fibe TV, moderated the overall increase in TV subscriber net activations in 2012, which totalled 69,445 compared to 68,221 last year.

We increased Internet subscriber activations in 2012 with the addition of 32,288 high-speed Internet customers, compared to net activations of 15,426 in 2011. The year-over-year improvement was attributable to the pull-through of Fibe TV customer activations, enhanced competitive offers, and continued broadband fibre service expansion. Lower customer churn also contributed to the year-over-year increase in high-speed Internet activations in 2012.

In our traditional local telephone business, residential NAS line losses in 2012 increased 0.9% to 335,807 from net losses of 332,766 in 2011, due to competition, the favourable impact of wholesale and business customer migrations in 2011 from

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Management’s Discussion and Analysis

a cable competitor via a third-party reseller of telecommunications services and technological substitution to wireless and Internet-based services. However, we continued to experience lower rates of customer turnover in our Fibe TV service areas, where consumer bundle offers included Fibe TV and Fibe Internet services, compared to our non-Fibe TV service areas. Business access line losses also increased in 2012 to 120,910 from 41,283 in 2011, due to ongoing conversion of voice lines to IP-based services, continued soft demand for new installations, and higher wholesale customer deactivations. Mainly as a result of higher year-over-year business NAS line losses, the annual rate of erosion in our total NAS customer base increased to 7.5% in 2012 from 5.8% in 2011.

At Bell Media, advertising revenue in 2012 benefitted from our broadcast of the London Summer Olympic Games and was supported also by the maintenance of strong audience levels across Bell Media’s conventional and specialty TV channels. Absent the Olympics, advertising sales across Bell Media’s TV, radio and digital media properties were impacted negatively by a soft advertising market due to a slow-growing economy. Higher subscriber fee revenue in 2012 reflected market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services, which included the impact from the CRTC’s decision on July 20, 2012 that settled a dispute between Bell Media and certain distributors in respect of fees to be paid for such specialty TV services. At the end of 2012, Bell Media had entered into agreements with all major broadcast distributors in Canada which reflect rate increases for its sports specialty TV programming. The NHL lockout contributed to higher EBITDA in 2012, due to production costs saved related to broadcasting of the games on Bell Media’s specialty sports TV channels, TSN and RDS.

BCE operating revenues grew 2.5% in 2012, while EBITDA increased 3.3%. This was driven by improved year-over-year performance at Bell, as described above, partly offset by lower revenue and EBITDA at Bell Aliant in 2012 compared to the previous year.

Capital expenditures at Bell increased 8.9% in 2012 to $2,923 million as a result of the continued deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to expand our IPTV service footprint, further investment in customer service support systems, the construction of a new 4G LTE network in urban markets across Canada, as well as the addition of new Bell and The Source retail stores across Canada.

BCE’s cash flows from operating activities were $5,552 million in 2012 compared to $4,869 million in 2011. Similarly, free cash flow available to BCE’s common shareholders increased 10.5% to $1,670 million in 2012 from $1,511 million in the previous year, driven mainly by higher EBITDA, lower post-employment benefit plan contributions, decreased severance payments as a result of a workforce reduction initiative in the fourth quarter of 2011, positive changes in working capital, and the non-recurrence of amounts paid to customers in the first quarter of 2011 under Bell’s deferral account obligation.

Net earnings attributable to common shareholders increased 18.1% in 2012 to $2,624 million, or $3.39 per share, from $2,221 million, or $2.88 per share, in 2011. The year-over-year increase in earnings was the result of strong EBITDA growth, lower severance, acquisition and other costs, and a non-cash gain realized on our Inukshuk Limited Partnership (Inukshuk) investment. Higher EBITDA and lower net post-employment benefit plan finance costs were partly offset by higher depreciation expense, increased interest expense, as well as increased income taxes due to lower year-over-year tax adjustments from the resolution of uncertain tax matters and higher taxable income in 2012. Adjusted EPS was $3.18 per common share in 2012 compared to $3.13 per common share in the previous year.

35   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

We continued to execute on our capital markets objectives in 2012 by increasing shareholder returns through growth in BCE’s common share dividend and the completion of a $250 million NCIB program in March 2012. Similar to the previous year, we also made a $750 million voluntary contribution in December 2012 to Bell’s DB pension plan to reduce the solvency deficit of the plan. We believe that accelerating the funding of Bell’s future post-employment benefit plan obligations is an efficient use of our cash given the backdrop of a persistently low interest rate environment. Additionally, we strengthened our liquidity position and lowered our overall cost of debt by accessing the capital markets on attractive terms, while maintaining strong investment-grade credit ratings. We raised $1 billion in gross proceeds from the issuance of Bell Canada seven-year medium-term note (MTN) Debentures in June 2012 and also issued $280 million of BCE preferred shares in January 2012.

SELECTED ANNUAL AND QUARTERLY INFORMATION

Annual Financial Information

The following table shows selected consolidated financial data of BCE for 2012, 2011 and 2010, prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2012	2011	2010
CONSOLIDATED INCOME STATEMENTS
Operating revenues	19,975	19,497	18,069
Operating costs	(12,092)	(11,868)	(10,884)
EBITDA(1)	7,883	7,629	7,185
Severance, acquisition and other costs	(133)	(409)	(262)
Depreciation	(2,674)	(2,538)	(2,388)
Amortization	(714)	(723)	(737)
Finance costs
Interest expense	(865)	(853)	(697)
Interest on post-employment benefit obligations	(958)	(973)	(980)
Interest on fund unit liability	–	–	(370)
Expected return on post-employment benefit plan assets	1,069	1,032	898
Other income	270	129	173
Earnings before income taxes	3,878	3,294	2,822
Income taxes	(825)	(720)	(632)
Net earnings	3,053	2,574	2,190

Net earnings attributable to:
Common shareholders	2,624	2,221	2,083
Preferred shareholders	139	119	112
Non-controlling interest	290	234	(5)
Net earnings	3,053	2,574	2,190
Net earnings per common share
Basic	3.39	2.88	2.74
Diluted	3.39	2.88	2.74
Included in net earnings:
Severance, acquisition and other costs	(94)	(282)	(189)
Net gains on investments	256	89	133
Fair value adjustment on fund unit liability	–	–	49
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	(29)
Adjusted net earnings(1)	2,462	2,414	2,119
Adjusted EPS(1)	3.18	3.13	2.79
RATIOS
EBITDA margin (%)	39.5%	39.1%	39.8%
Return on equity (%)	24.8%	21.0%	19.2%

(1)	The terms EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – EBITDA and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

36   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

	2012	2011	2010
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	40,968	39,420	35,858
Cash and cash equivalents	127	175	771
Debt due within one year (including bank advances, notes payable and loan secured by trade receivables)	2,136	2,106	2,570
Long-term debt	13,886	12,721	10,581
Total non-current liabilities	19,498	17,882	18,747
Equity attributable to BCE shareholders	13,875	13,778	10,154
Total equity	14,725	14,759	10,168
RATIOS
Total debt to total assets (times)	0.39	0.38	0.37
Total debt to total equity (times)	0.98	0.92	1.14

CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities	5,552	4,869	4,367
Cash flows used in investing activities	(4,093)	(3,884)	(2,948)
Capital expenditures	(3,515)	(3,256)	(2,998)
Business acquisitions	(13)	(680)	(60)
Increase in investments	(593)	(12)	(44)
Cash flows used in financing activities	(1,507)	(1,581)	(1,332)
Repurchase of common shares	(107)	(143)	(500)
Issue of common shares	39	152	39
Issue of preferred shares	280	345	–
Net issuance (repayment) of debt instruments	486	(6)	660
Cash dividends paid on common shares	(1,683)	(1,520)	(1,318)
Cash dividends paid on preferred shares	(133)	(118)	(108)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(340)	(315)	–
Free cash flow(1)	1,670	1,511	1,437

SHARE INFORMATION
Average number of common shares (millions)	774.3	771.4	759.0
Common shares outstanding at end of year (millions)	775.4	775.4	752.3
Market capitalization	33,055	32,931	26,586
Dividends declared per common share (dollars)	2.2200	2.0450	1.7850
Book value per share (dollars)	13.52	13.75	9.82
Dividends declared on common shares	(1,720)	(1,579)	(1,352)
Dividends declared on preferred shares	(138)	(119)	(112)
Market price per common share (dollars)
High (end of day)	45.06	42.47	36.09
Low (end of day)	39.37	34.31	27.43
Close	42.63	42.47	35.34
RATIOS
Capital intensity (%)	17.6%	16.7%	16.6%
Price to earnings ratio (times)	12.58	14.75	12.90
Price to book ratio (times)	3.15	3.09	3.60
Price to cash flow ratio (times)	16.21	20.32	15.43
OTHER DATA
Number of employees (thousands)	56	55	50

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

37   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected BCE consolidated financial data by quarter for 2012 and 2011. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

			2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues	5,161	4,982	4,923	4,909	5,166	4,910	4,955	4,466
EBITDA	1,896	2,019	2,041	1,927	1,869	1,941	1,986	1,833
Severance, acquisition and other costs	(70)	(24)	(20)	(19)	1	(130)	(219)	(61)
Depreciation	(692)	(674)	(664)	(644)	(661)	(628)	(638)	(611)
Amortization	(175)	(180)	(178)	(181)	(181)	(180)	(183)	(179)
Net earnings	809	689	879	676	573	736	683	582
Net earnings attributable to common shareholders	708	569	773	574	486	642	590	503
Net earnings per common share
Basic	0.91	0.74	1.00	0.74	0.62	0.83	0.76	0.67
Diluted	0.91	0.74	1.00	0.74	0.62	0.83	0.76	0.67
Included in net earnings:
Severance, acquisition and other costs	(46)	(19)	(15)	(14)	2	(82)	(162)	(40)
Net gains on investments	248	–	–	8	–	–	89	–
Adjusted net earnings	506	588	788	580	484	724	663	543
Adjusted EPS	0.65	0.76	1.02	0.75	0.62	0.93	0.86	0.72
Average number of common shares outstanding – basic (millions)	775.0	774.2	773.7	774.3	778.1	777.6	776.6	752.9

Fourth Quarter Highlights

OPERATING REVENUES	Q4 2012	Q4 2011	$ CHANGE	% CHANGE
Bell Wireline	2,608	2,709	(101)	(3.7%)
Bell Wireless	1,458	1,365	93	6.8%
Bell Media	591	578	13	2.2%
Inter-segment eliminations	(80)	(76)	(4)	(5.3%)
Bell	4,577	4,576	1	0.0%
Bell Aliant	694	701	(7)	(1.0%)
Inter-segment eliminations	(110)	(111)	1	0.9%
Total BCE operating revenues	5,161	5,166	(5)	(0.1%)

EBITDA	Q4 2012	Q4 2011	$ CHANGE	% CHANGE
Bell Wireline	931	997	(66)	(6.6%)
Bell Wireless	479	421	58	13.8%
Bell Media	172	130	42	32.3%
Bell	1,582	1,548	34	2.2%
Bell Aliant	314	321	(7)	(2.2%)
Total BCE EBITDA	1,896	1,869	27	1.4%

BCE’s operating revenues were 0.1% lower compared to the previous year. BCE’s EBITDA increased 1.4%, year over year, as a result of strong double-digit EBITDA growth at Bell Wireless and Bell Media offset by lower revenues at Bell Wireline and Bell Aliant.

Revenues at Bell were flat, while Bell’s EBITDA grew 2.2%. Higher year-over-year revenue and EBITDA reflected the steadily growing contribution of Bell’s growth services, including wireless, TV, Internet and media and cost containment, partly offset by the continued decline in Bell’s traditional voice and data services.

Bell Wireless operating revenues increased 6.8% in Q4 2012. Service revenue grew 7.4% on strong postpaid subscriber growth and a 4.1% increase in blended ARPU that was driven by data revenue growth of 28%. Despite average handset prices that were generally lower because of competitive holiday pricing, product revenues increased 2.3%, reflecting higher sales of more expensive smartphones. Bell Wireless EBITDA increased 13.8%, delivering a 2 percentage-point expansion in EBITDA service margin to 36.5%. This was achieved even with a $26 million year-over-year increase in combined subscriber acquisition costs and retention spending, which contributed to an increase in operating costs of 3.7% in the quarter.

38   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Bell Wireline operating revenues decreased 3.7% as competitive and wireless substitution pressures continued to impact traditional voice services. Reduced spending by business customers on wireline data products and ICT services, reflecting continued slow economic growth, as well as the repricing of connectivity services also contributed to the year-over-year decline in Bell Wireline revenue in Q4 2012. However, the pace of wireline revenue erosion in Q4 2012 improved over the previous quarter as a result of increased TV revenues driven by fast subscriber growth in Fibe TV and residential NAS line losses that decreased 3.0% year over year. Bell Wireline EBITDA was down 6.6% year over year on lower operating revenues. A 2.0% improvement in wireline operating costs largely offset the loss of higher-margin legacy revenues and costs related to growing the Fibe TV subscriber base, resulting in an EBITDA margin reduction of 1.1 percentage points to 35.7%.

Bell Media operating revenues in Q4 were 2.2% higher, year over year. The increase was due to higher subscriber fee revenue, driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty TV services. Advertising revenue decreased slightly from last year as the impact of the NHL lockout across Bell Media’s specialty sports properties was largely offset by stronger advertising sales. Bell Media’s EBITDA was up 32.3% in Q4 2012, reflecting the flow-through of higher subscriber fee revenue and 6.5% lower operating costs, due mainly to lower content and production costs as a result of the NHL lockout.

Bell invested $779 million in new capital in Q4 2012 to support its rapid broadband infrastructure development, including new fibre to residential homes and businesses in Ontario and Québec to support Fibe TV, Fibe Internet and new cloud computing services for business, and the ongoing roll-out of Bell’s LTE mobile network.

Depreciation of $692 million increased from $661 million for the same period last year due to a higher depreciable asset base in 2012, a reduction in average useful lives as we invest relatively more in technology-related assets and incremental depreciation due to our acquisition of CTV on April 1, 2011.

Amortization of $175 million in Q4 2012 was lower compared to $181 million last year as some assets became fully amortized, partly offset by incremental amortization due to our acquisition of CTV on April 1, 2011.

Cash flows from operating activities were $863 million compared to $838 million in the same period last year due to higher net earnings. Free cash flow in Q4 2012, before and after the $750 million voluntary DB pension plan contribution, was $605 million and negative $145 million, respectively, compared to $564 million and negative $186 million, respectively, in the previous year. The year-over-year improvement was due to higher EBITDA.

BCE’s net earnings attributable to common shareholders were $708 million, or $0.91 per share, in Q4 2012 compared to $486 million, or $0.62 per share, in Q4 2011. The year-over-year increase in earnings was due primarily to higher EBITDA, the non-cash gain on the transfer of spectrum from Inukshuk and lower income taxes. The 46.8% increase in EPS was due to higher EBITDA, partly offset by higher depreciation and net interest expense. BCE’s Adjusted EPS in Q4 2012 was $0.65 per common share, compared to $0.62 in Q4 2011.

SEASONALITY CONSIDERATIONS

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.

Wireline segment revenues tend to be higher in the fourth quarter because of higher data and equipment product sales to business customers and higher consumer electronic equipment sales during the holiday period in December. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and handset discounts, resulting in higher subscriber acquisition and activation-related expenses in certain quarters. In particular, Bell Wireless EBITDA tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season. Additionally, the third quarter has become more significant in terms of wireless subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter.

A large part of Bell Media’s revenues and related expenses from TV and radio broadcasting is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions, as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

39   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about BCE’s performance in 2012 compared with 2011. It focuses on BCE’s consolidated operating results and provides financial information for each of its operating segments.

Consolidated Analysis

	2012	2011	$ CHANGE	% CHANGE
Operating revenues	19,975	19,497	478	2.5%
Operating costs	(12,092)	(11,868)	(224)	(1.9%)
EBITDA	7,883	7,629	254	3.3%
Severance, acquisition and other costs	(133)	(409)	276	67.5%
Depreciation	(2,674)	(2,538)	(136)	(5.4%)
Amortization	(714)	(723)	9	1.2%
Finance costs
Interest expense	(865)	(853)	(12)	(1.4%)
Interest on post-employment benefit obligations	(958)	(973)	15	1.5%
Expected return on post-employment benefit plan assets	1,069	1,032	37	3.6%
Other income	270	129	141	n.m.
Earnings before income taxes	3,878	3,294	584	17.7%
Income taxes	(825)	(720)	(105)	(14.6%)
Net earnings	3,053	2,574	479	18.6%

Net earnings attributable to:
Common shareholders	2,624	2,221	403	18.1%
Preferred shareholders	139	119	20	16.8%
Non-controlling interest	290	234	56	23.9%
Net earnings	3,053	2,574	479	18.6%
Adjusted net earnings attributable to common shareholders	2,462	2,414	48	2.0%

Net earnings per common share	3.39	2.88	0.51	17.7%
Adjusted EPS	3.18	3.13	0.05	1.6%

(1)	n.m.: not meaningful

Operating Revenues

	2012	2011	$ CHANGE	% CHANGE
Bell Wireline	10,220	10,621	(401)	(3.8%)
Bell Wireless	5,573	5,231	342	6.5%
Bell Media	2,183	1,542	641	41.6%
Inter-segment eliminations	(334)	(261)	(73)	(28.0%)
Bell	17,642	17,133	509	3.0%
Bell Aliant	2,761	2,775	(14)	(0.5%)
Inter-segment eliminations	(428)	(411)	(17)	(4.1%)
Total BCE operating revenues	19,975	19,497	478	2.5%

Total operating revenues for BCE were up 2.5% in 2012, due to higher revenues at Bell. Bell Aliant revenues were modestly lower compared to last year.

Bell operating revenues increased 3.0% in 2012, due to higher revenue at both Bell Wireless and Bell Media, partly offset by lower revenues at our Bell Wireline segment. Operating revenues for Bell in 2012 were comprised of service revenues of $16,007 million, which were 3.5% higher than in 2011, and product revenues of $1,635 million, which decreased 1.7% over the previous year.

Bell Wireline revenues decreased 3.8% in 2012, due mainly to the continued decline in traditional voice and data revenues, richer upfront promotional discounts and retention credits for customers as a result of aggressive competitive pricing on service bundle offers in the market, and lower year-over-year data product sales. Growth in revenues from our TV services, higher IP broadband connectivity revenues and increased data product sales to business customers moderated this decline.

Bell Wireless revenues grew 6.5% in 2012 as a result of increased service revenues from a larger postpaid customer base, increased data usage that generated higher blended ARPU year over year, and higher product revenues driven by increased year-over-year sales of more expensive smartphones.

40   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Bell Media revenues in 2012 were $2,183 million compared to $1,542 million last year reflecting an incremental quarter of contribution from the acquisition of CTV, as well as the positive impact on advertising revenues from our broadcast of the London Summer Olympic Games and higher subscriber fee revenue driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Costs

	2012	2011	$ CHANGE	% CHANGE
Bell Wireline	(6,300)	(6,466)	(166)	(2.6%)
Bell Wireless	(3,463)	(3,408)	55	1.6%
Bell Media	(1,622)	(1,208)	414	34.3%
Inter-segment eliminations	334	261	(73)	(28.0%)
Bell	(11,051)	(10,821)	230	2.1%
Bell Aliant	(1,469)	(1,458)	11	0.8%
Inter-segment eliminations	428	411	(17)	(4.1%)
Total BCE operating costs	(12,092)	(11,868)	224	1.9%

Operating costs for BCE were 1.9% higher in 2012, reflecting higher operating costs at Bell due to the acquisition of CTV. Bell Aliant’s operating costs in 2012 increased 0.8%, due mainly to higher costs related to Bell Aliant’s FibreOP TV service, largely offset by savings from productivity initiatives and operating efficiencies.

Bell operating costs increased 2.1% in 2012, due to a full year of costs for Bell Media and modestly higher wireless operating costs consistent with the growth in revenues. This was partly offset by lower operating costs at our Bell Wireline segment. The reduction in Bell Wireline operating costs, which improved 2.6% in 2012, was primarily the result of decreased labour costs, lower cost of goods sold due to decreased product revenues, lower operating taxes, billing and IT-related cost reductions from previously renegotiated vendor contracts, decreased fleet management costs, and cost savings from reduced residential customer call volumes and field service productivity improvements. These factors were partly offset by increased content and support costs to grow and manage Fibe TV, higher bad debt expense, as well as increased marketing and sales costs.

Bell Wireless operating costs in 2012 were up 1.6% compared to 2011. The increase was due to higher wireless handset discounts consistent with increased smartphone sales and greater customer retention spending year over year, higher payments to other carriers driven by increased data roaming volume, and higher general and administrative costs to support a growing customer base. These factors were offset partly by lower labour costs resulting from workforce reduction initiatives undertaken in 2011, as well as higher network labour capitalization due to our LTE network build, lower content costs, reduced customer call volume, decreased advertising costs and lower bad debt expense.

Bell Media operating costs totalled $1,622 million in 2012, reflecting an incremental quarter of costs and expenses related to our broadcast of the London Summer Olympic Games.

Total post-employment benefit plans service cost at BCE decreased to $225 million in 2012 from $241 million in 2011, due to lower post-employment benefit plans service cost at Bell. Post-employment benefit plans service cost at Bell totalled $168 million in 2012, down from $181 million in 2011, as a result of a gain that was recognized in the third quarter of 2012 relating to the phase-out of post-employment benefits for certain employees. This was partly offset by the unfavourable impact, year over year, of a lower discount rate used to value post-employment benefit obligations as well as an incremental post-employment benefit plans service cost from the acquisition of CTV. Post-employment benefit plans service cost at Bell Aliant was essentially unchanged, year over year, at $57 million in 2012, compared to $60 million in the previous year.

EBITDA

	2012	2011	$ CHANGE	% CHANGE
Bell Wireline	3,920	4,155	(235)	(5.7%)
Bell Wireless	2,110	1,823	287	15.7%
Bell Media	561	334	227	68.0%
Bell	6,591	6,312	279	4.4%
Bell Aliant	1,292	1,317	(25)	(1.9%)
Total BCE EBITDA	7,883	7,629	254	3.3%

EBITDA at BCE increased 3.3% in 2012, corresponding to an EBITDA margin of 39.5% compared to 39.1% in 2011. The year-over-year improvement was due to higher EBITDA at Bell that was moderated by lower EBITDA at Bell Aliant.

Bell’s EBITDA was up 4.4% in 2012. This was driven by higher Wireless and Media EBITDA, partly offset by lower Wireline EBITDA, resulting in a year-over-year improvement in Bell’s consolidated EBITDA margin to 37.4% from 36.8% in 2011. This margin improvement was achieved despite the upfront costs

41   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

associated with growing our Bell Fibe TV customer base and the inclusion of lower-margin Bell Media revenues in our operating results beginning in the second quarter of 2011.

See Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year.

2012

We recorded severance, acquisition and other costs of $133 million in 2012. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $107 million, including an incremental post-employment benefit plan expense of $50 million for a retirement incentive program acquisition costs and other charges of $26 million, including costs related to our proposed acquisition of Astral and real estate costs incurred due to the restructuring of our workforce.

2011

We recorded severance, acquisition and other costs of $409 million in 2011. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $191 million acquisition costs of $165 million, primarily related to CTV, which include $164 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system as part of our acquisition of CTV, partly offset by a post-employment benefit curtailment gain of $13 million resulting from the transfer of certain employees to BCE from CTV other charges of $53 million, which include $18 million for real estate costs and $10 million related to an administrative amount levied by the federal Competition Bureau pursuant to a consent agreement.

Depreciation and Amortization

The amount of our depreciation and amortization in any year is affected by:

  how much we invested in new property, plant and equipment and intangible assets in previous years and the useful lives of those assets how many assets we retired during the year

  changes in estimates.

DEPRECIATION

Depreciation of $2,674 million in 2012 represented an increase of $136 million, or 5.4%, compared to $2,538 million in 2011 due to a higher depreciable asset base in 2012 as we continued to invest in our broadband and wireless networks, as well as in our TV services, and incremental depreciation due to our acquisition of CTV on April 1, 2011.

AMORTIZATION

Amortization of $714 million in 2012 decreased compared to $723 million in 2011 as intangible assets became fully amortized, resulting in a lower asset base in 2012, partly offset by incremental amortization resulting from our acquisition of CTV on April 1, 2011.

Amortization expense relating to the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV, was $49 million in 2012 compared to $63 million in 2011 and was included in operating costs.

Finance Costs

INTEREST EXPENSE

Interest expense of $865 million in 2012 represented an increase of $12 million, or 1.4%, compared to $853 million in 2011. The increase resulted from higher average debt levels and interest expense on the finance lease for a new satellite which was placed in service in June 2012, partly offset by lower average interest rates on debt and underwriting fees incurred in 2011 to finance the CTV acquisition.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on post-employment benefit obligations of $958 million in 2012 represented a decrease of $15 million, or 1.5%, compared to $973 million in 2011. In 2012, a lower discount rate was used to value our post-employment benefit obligations because of a reduction in market interest rates. This was partly offset by higher interest on a higher benefit obligation and the acquisition of CTV’s benefit obligation on April 1, 2011.

Expected Return on Post-employment Benefit Plan Assets

Expected return on post-employment benefit plan assets of $1,069 million in 2012 represented an increase of $37 million, or 3.6%, compared to $1,032 million in 2011. This increase was a result of increased assets in the post-employment benefit plans in 2012 due to contributions to the plan, including a voluntary contribution of $750 million in December 2011, the return earned, and higher plan assets from the acquisition of CTV on April 1, 2011, partly offset by a decrease in the expected return on post-employment benefit plan assets in 2012.

Other Income

Other income includes income and expense, such as:

  net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments impairment of assets

  losses on disposal and retirement of software, plant and equipment net mark-to-market gain or loss on economic hedges

  interest income on cash and cash equivalents

  equity income

  other miscellaneous income or expense.

Other income of $270 million in 2012 represented an increase of $141 million, compared to $129 million in 2011. In 2012, we recognized a non-cash gain of $233 million which represents

42   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

our interest in a gain realized by Inukshuk on assets sold to its owners and we recognized a $22 million net mark-to-market gain on economic hedges. These were offset partly by losses on disposal and retirement of software, plant and equipment of $36 million.

In 2011, other income of $129 million included a gain of $89 million on remeasurement of our previously held 15% equity interest in CTV at the acquisition date and a $75 million net mark-to-market gain on economic hedges. These were offset partly by losses on disposal and retirement of software, plant and equipment of $45 million, a goodwill impairment of $17 million for a business in Bell Wireline that will cease operations in 2013 and an impairment of our Calgary Westwinds campus that was under a finance lease of $14 million.

Income Taxes

Income taxes of $825 million in 2012 represented an increase of $105 million, or 14.6%, compared to $720 million in 2011 due to favourable resolution of uncertain tax matters in 2011 and higher taxable income in 2012, partly offset by a lower corporate tax rate.

The effective tax rate decreased to 21.3% in 2012, compared to 21.9% in 2011.

Net Earnings and EPS

Net earnings attributable to common shareholders in 2012 was $2,624 million, or $3.39 per common share, compared to net earnings of $2,221 million, or $2.88 per common share in 2011. The increase in 2012 was a result of higher EBITDA, lower severance, acquisition and other costs, lower net post-employment benefit finance costs and higher non-cash gains on investments. This increase was partly offset by higher depreciation and tax expense.

Excluding the impact of severance, acquisition and other costs and net gains on investments, Adjusted net earnings(4) was $2,462 million in 2012, an increase of $48 million compared to $2,414 million in 2011. As a result, Adjusted EPS increased 1.6% in 2012 to $3.18 per common share from $3.13 per common share in 2011.

Segmented Analysis

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

On April 1, 2011, BCE acquired the remaining 85% of CTV common shares that we did not already own. CTV is reported as a separate segment, Bell Media, which also includes certain assets that we transferred to it from our Wireline business. The Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting services to customers across Canada.

Bell Wireline Segment

BELL WIRELINE REVENUE

	2012	2011	$ CHANGE	% CHANGE
Local and access	2,632	2,852	(220)	(7.7%)
Long distance	801	903	(102)	(11.3%)
Data(1)	5,647	5,642	5	0.1%
Equipment and other	827	911	(84)	(9.2%)
Total external revenues	9,907	10,308	(401)	(3.9%)
Inter-segment revenues	313	313	–	0.0%
Total revenue	10,220	10,621	(401)	(3.8%)

(1)	In 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have reclassified the 2011 revenues by product.

Bell Wireline revenues were down 3.8% in 2012, reflecting lower year-over-year local and access, long distance and equipment and other revenues.

(4)	Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measures.

43   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Local and Access

	2012	2011	CHANGE	% CHANGE
NETWORK ACCESS SERVICE (NAS) LINES
Residential(1)	2,940,314	3,276,121	(335,807)	(10.3%)
Business	2,704,625	2,825,535	(120,910)	(4.3%)
Total	5,644,939	6,101,656	(456,717)	(7.5%)
NAS NET LOSSES
Residential(1)	(335,807)	(332,766)	(3,041)	(0.9%)
Business	(120,910)	(41,283)	(79,627)	n.m.
Total	(456,717)	(374,049)	(82,668)	(22.1%)

(1)	In 2012, residential NAS losses were increased by 7,692 lines following a review of customer account records.
n.m.: not meaningful

Local and access revenues declined 7.7% in 2012. The decrease was driven by the ongoing decline in local residential NAS lines due to competition, price matching of competitive service bundle offers, and technological substitution to wireless and Internet-based services. The year-over-year decline also reflected fewer business voice access lines, due to customer conversion from legacy voice services to IP-based data services, increased competitive intensity in the mass and mid-sized business markets, and repricing pressures.

Total NAS net losses were 22.1% higher in 2012. The result for 2011 reflected the favourable impact of wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in the fourth quarter of 2010 and were completed substantially in the second quarter of 2011. Excluding the impact of this third-party reseller, our combined residential and business NAS net losses in 2012 increased 4.9% to 436,130 from 415,614 in the previous year, reflecting a higher number of business access line losses, offset partly by fewer residential NAS losses.

Residential NAS losses increased 0.9% year over year, due mainly to wholesale customer losses to competitors incurred by the aforementioned third-party reseller of telecommunications services. Excluding the impact of this third-party reseller, residential NAS line losses improved 5.5% in 2012 to 323,832 from 342,540 in the previous year. This year-over-year improvement can be attributed to the positive pull-through effect of service bundle offers that include our Fibe TV and Fibe Internet services, competitive retention offers and customer winbacks. We are experiencing lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas. However, residential NAS performance continued to be impacted throughout 2012 by wireless and Internet-based technology substitution, as well as aggressive bundle pricing and promotional activity by cable TV competitors in Ontario and Québec.

Business NAS line losses were 79,627 higher in 2012. The year-over-year increase resulted from the ongoing conversion of voice lines to IP-based services, continued soft demand for new installations, and higher wholesale customer deactivations. Additionally, customer losses experienced by the aforementioned third-party reseller of telecommunications services also contributed to the increase in business NAS line losses in 2012. Excluding the impact of this third-party reseller, our business NAS line losses were 112,298 in 2012, compared to 73,074 in the previous year.

Mainly as a result of higher year-over-year business NAS line losses, the annual rate of erosion in our NAS customer base increased to 7.5% in 2012 from 5.8% in 2011, comprised of residential and business NAS erosion rates of 10.3% and 4.3%, respectively, in 2012 compared to 9.2% and 1.4%, respectively, in 2011.

Long Distance

Long distance revenues decreased 11.3% in 2012. The year-over-year decline reflected fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, ongoing rate pressures in our business markets, decreased sales of global long distance minutes compared to 2011, the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price, and residential bundling competition. Selective price increases moderated the overall rate of long distance revenue erosion in 2012.

44   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Data

	2012	2011	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations	32,288	15,426	16,862	n.m.
High-speed Internet subscribers(1)(2)	2,115,243	2,112,752	2,491	0.1%
TELEVISION (TV)
Net subscriber activations(3)	69,445	68,221	1,224	1.8%
Total subscribers(2)(3)(4)	2,155,983	2,103,579	52,404	2.5%
Average revenue per subscriber ($/month)	75.01	73.68	1.33	1.8%

(1)	In 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMAX) network and our decision to shut down our cable TV business in Montréal in 2012.
(2)	In 2012, our high-speed Internet and TV subscriber bases were reduced by 8,844 customers and 7,514 customers, respectively, to adjust for customer deactivations.
(3)	In 2011, our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc.
(4)	In 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal.
n.m.: not meaningful

Data revenue was essentially unchanged in 2012, increasing 0.1% over 2011. The slight year-over-year improvement was due mainly to higher TV revenue driven by strong subscriber growth in Fibe TV and higher IP broadband connectivity revenues. This was offset by a continued decline in revenue from basic legacy data services attributable to ongoing business customer migration to IP-based systems, competitive losses and pricing pressures in our business and wholesale markets, lower data product sales, as well as by reduced spending by our large enterprise customers on ICT services due to a slow-growing and uncertain economy. The impact of richer upfront promotional discounts and retention credits, compared to the previous year, on residential service bundle offers that include Fibe TV and Fibe Internet also moderated overall data revenue growth in 2012.

Higher Internet net subscriber activations in 2012 reflected the pull-through of Fibe TV customer activations, enhanced competitive offers, and continued broadband fibre service expansion. We adjusted our high-speed Internet customer base at the beginning of 2012 to reduce our subscriber base by 20,953 customers to reflect the decommissioning of our WiMAX network and our decision to shut down our cable TV business in Montréal in 2013. The market for WiMAX services is declining over time as customers migrate to newer, fibre optic-based wireline and wireless technologies. Additionally, we made an adjustment at the beginning of the third quarter of 2012 to reduce our high-speed Internet subscriber base by 8,844 customers, to adjust for customer deactivations. None of these subscriber base adjustments impacted net subscriber activations in 2012.

TV net subscriber activations increased 1.8% in 2012 to 69,445, driven by increasing customer demand for Fibe TV as we continue to expand our IPTV service footprint and enhance our residential bundle offers to include Fibe TV and Fibe Internet services where available. Fibe TV net customer activations in 2012 totalled 163,127 compared to 73,529 in 2011, bringing the total number of Fibe TV customers at the end of 2012 to 248,298. Decreased satellite TV net activations attributable to the roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors, and Bell customer migrations to Fibe TV moderated the overall increase in TV subscriber net activations in 2012. At December 31, 2012, we had 2,155,983 TV subscribers, representing a 2.5% increase since the end of 2011. The figure for 2012 includes a beginning-of-year adjustment to write off 9,527 cable TV customers following our decision to shut down our cable TV business in Montréal in 2013. We continue to offer TV service in the affected areas of Montréal through our satellite TV platform or Fibe TV. We also made an adjustment at the beginning of the third quarter of 2012 to reduce our TV subscriber base by 7,514 customers for customer deactivations. These subscriber base adjustments did not impact net subscriber activations for 2012.

Equipment and Other

Equipment and other revenues decreased 9.2% in 2012, due mainly to lower year-over-year legacy wireline equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium TV STBs, a higher proportion of STB rentals for our Bell Fibe TV service which has grown steadily over the past year, and lower consumer electronics equipment sales at The Source.

45   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

BELL WIRELINE EBITDA

	2012	2011	$ CHANGE	% CHANGE
Operating costs	(6,300)	(6,466)	166	2.6%
EBITDA	3,920	4,155	(235)	(5.7%)
EBITDA margin	38.4%	39.1%		(0.7%)

The year-over-year decrease in Bell Wireline EBITDA and margin in 2012 resulted from ongoing declines in higher-margin legacy voice and data services that were not fully offset by growth in lower-margin TV, IP connectivity and data product revenues. The impact of richer upfront promotional discounts and retention credits for consumers as a result of continued aggressive competitive pricing on service bundle offers in the market also contributed to reduced wireline EBITDA and margins in 2012. Lower operating costs, which improved 2.6% in 2012 to $6,300 million, moderated this decline. The year-over-year improvement in wireline operating costs was mainly due to:

  a decline in labour costs due to a reduced workforce and decreased use of outsourced labour and contractors lower cost of goods sold due to decreased wireline product revenues

  IT savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing lower operating taxes

  lower fleet management costs

  reduced customer call volumes

  other efficiency gains resulting from productivity and ongoing service improvements in both our field operations and residential services call centres.

Increased content and support costs to grow and manage Fibe TV, higher bad debt expense, and increased marketing and sales-related costs partly offset the improvement in Bell Wireline operating costs in 2012.

Bell Wireless Segment

BELL WIRELESS REVENUE

	2012	2011	$ CHANGE	% CHANGE
Service	5,081	4,769	312	6.5%
Product	438	422	16	3.8%
Total external revenues	5,519	5,191	328	6.3%
Inter-segment revenues	54	40	14	35.0%
Total revenue	5,573	5,231	342	6.5%

Bell Wireless operating revenues increased 6.5% in 2012, driven by higher year-over-year service and product revenues.

Wireless service revenues were up 6.5% in 2012, reflecting strong postpaid subscriber growth and higher blended ARPU that was driven by higher data usage and revenues from greater smartphone penetration of our wireless customer base. Wireless data revenue in 2012 was 29.8% higher, year over year, while wireless voice revenue decreased 3.3%.

Product revenue increased 3.8% in 2012 as a result of higher average handset pricing, due to an increased postpaid smart-phone mix and higher year-over-year sales of more expensive smartphone handsets, partly offset by fewer undiscounted customer upgrades compared to 2011.

WIRELESS SUBSCRIBERS	2012	2011	CHANGE	% CHANGE
Average revenue per unit (ARPU) ($/month)	55.82	53.55	2.27	4.2%
Gross activations	1,802,837	1,936,396	(133,559)	(6.9%)
Postpaid	1,388,187	1,402,965	(14,778)	(1.1%)
Prepaid	414,650	533,431	(118,781)	(22.3%)
Net activations	260,650	185,434	75,216	40.6%
Postpaid(1)	456,979	433,797	23,182	5.3%
Prepaid	(196,329)	(248,363)	52,034	21.0%
Churn % (average per month)	1.7%	2.0%		0.3%
Postpaid	1.3%	1.5%		0.2%
Prepaid	3.6%	3.9%		0.3%
Subscribers	7,681,032	7,427,482	253,550	3.4%
Cost of acquisition (COA) ($/subscriber)	416	403	(13)	(3.2%)

(1)	In 2012, our wireless postpaid net activations were reduced by 7,100 customers to adjust for customer deactivations.

46   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Blended ARPU was up 4.2% in 2012 to $55.82. The increase can be attributed to increased data usage, reflecting a higher percentage of postpaid customers in our overall customer base, a higher proportion of postpaid customers using smartphones and a greater number of postpaid customers in our subscriber base from higher-ARPU regions of Canada. This was partly offset by lower voice ARPU year over year. Data ARPU growth of 26.4% in 2012 reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans driven by increased penetration of smartphones and other data devices such as tablets. Voice ARPU declined 5.3% in 2012, mainly as a result of competitive pricing pressures, higher uptake of included-minute rate plans, year over year, and lower overall voice usage as customers increasingly substitute for data features and services.

Postpaid gross activations in 2012 decreased 1.1% compared to 2011, reflecting a maturing wireless market and a sustained high level of competitive intensity as evidenced by price competition for smartphone devices and a large number of promotional rate plan offers, acquisition-related credits and in-store credits from both the national wireless service providers and newer entrants. However, customer activations in western Canada increased, year over year, as a result of effective marketing and sales execution attributable to more points of retail distribution and increased advertising. Additionally, smartphone adoption rates remained high in 2012 at 66% of total postpaid gross activations, compared to 60% in 2011, increasing the percentage of postpaid subscribers with smartphones to 64% at December 31, 2012 compared to 48% at the end of 2011. These subscribers typically generate significantly higher ARPU and have lower churn rates than those with messaging and voice-only mobile devices.

Prepaid gross activations decreased 22.3% in 2012 to 414,650 from 533,431 in 2011, due to continued aggressive acquisition offers from the newer wireless entrants for lower-value subscribers and our continued focus on acquiring postpaid customers.

Total gross wireless activations decreased 6.9% in 2012, due to lower postpaid and prepaid gross activations as described above.

Postpaid net activations increased 5.3% in 2012, due to improved customer churn, partly offset by lower gross activations and fewer customer migrations from prepaid service compared to 2011. Prepaid net customer losses improved 21% in 2012, despite lower year-over-year gross activations, mainly as a result of fewer customer deactivations.

Our blended wireless churn rate improved 30 basis points to 1.7% in 2012, due to lower postpaid and prepaid churn. Postpaid churn decreased 20 basis points to 1.3%, reflecting the positive impact of retention spending and lower customer deactivation rates on smartphones compared to other devices. Prepaid churn decreased 30 basis points to 3.6% as a result of fewer customer deactivations.

At December 31, 2012, we provided service to 7,681,032 wireless subscribers, representing a 3.4% increase since the end of 2011. At the end of 2012, the proportion of Bell Wireless customers subscribing to postpaid service increased to 83.6% from 80.4% one year earlier. Postpaid subscribers have a higher value compared to prepaid customers as they generate substantially higher ARPU and lower churn. The figure for 2012 includes an adjustment made at the beginning of the third quarter to reduce our postpaid subscriber base by 7,100 customers to adjust for customer deactivations. This subscriber base adjustment did not impact postpaid net activations in 2012.

BELL WIRELESS EBITDA

	2012	2011	$ CHANGE	% CHANGE
Operating costs	(3,463)	(3,408)	(55)	(1.6%)
EBITDA	2,110	1,823	287	15.7%
Total EBITDA margin	37.9%	34.8%		3.1%
Service EBITDA margin	41.5%	38.2%		3.3%

Bell Wireless EBITDA increased 15.7% in 2012 to $2,110 million, reflecting a 6.5% increase in wireless operating revenues as described above and well-controlled operating costs. As a result of strong double-digit EBITDA growth, Bell Wireless’ EBITDA margin based on wireless service revenue, in 2012 increased to 41.5% from 38.2% in 2011.

Bell Wireless operating costs increased 1.6% in 2012 to $3,463 million. The increase was due to higher wireless handset discounts, consistent with increased smartphone sales and greater customer retention spending year over year, higher payments to other carriers driven by increased data roaming volume, and higher general and administrative costs to support a growing customer base. These factors were offset partly by lower labour costs resulting from workforce reduction initiatives undertaken in 2011, higher network labour capitalization due to our LTE network build, lower content costs, reduced customer call volumes, as well as other call centre productivity improvements. Lower advertising costs and reduced bad debt expense also moderated the increase in wireless operating costs in 2012.

Wireless cost of acquisition (COA) per gross activation was up 3.2% in 2012 to $416. The year-over-year increase was due primarily to higher per-unit handset discounts driven by aggressive handset pricing in the market and higher sales-related costs.

47   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Bell Media Segment

BELL MEDIA REVENUE

	2012	2011	$ CHANGE	% CHANGE
Total external revenue	2,022	1,455	567	39.0%
Inter-segment revenue	161	87	74	85.1%
Total revenue	2,183	1,542	641	41.6%

Bell Media revenue in 2012 of $2,183 million is not comparable to 2011 given the acquisition of CTV that occurred on April 1, 2011. Media revenue generated in 2012 reflected the significant contribution of advertising sales across its TV, radio and digital media properties, both locally and nationally, as well as subscriber fees payable by broadcast distributors for carrying Bell Media’s pay, PPV and specialty TV services.

Advertising revenue in 2012 benefitted from our broadcast of the London Summer Olympic Games and was supported also by the maintenance of strong audience levels across Bell Media’s conventional and specialty TV channels. CTV, Bell Media’s conventional TV network, consistently reported the strongest ratings in all seasons in 2012, holding a majority of the top 20 programs nationally among all viewers. Notwithstanding the Olympics and solid TV ratings, overall advertising revenue in 2012 was affected by a soft advertising market reflecting a slow-growing economy. The NHL lockout did not materially impact overall Bell Media operating revenue in 2012.

Higher subscriber fee revenue in 2012 reflected market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services, which included a retroactive impact from the CRTC’s decision on July 20, 2012 that settled a dispute between Bell Media and certain distributors in respect of fees to be paid for such specialty TV services.

BELL MEDIA EBITDA

	2012	2011	$ CHANGE	% CHANGE
Operating costs	(1,622)	(1,208)	(414)	(34.3%)
EBITDA	561	334	227	68.0%
EBITDA margin	25.7%	21.7%		4.0%

Bell Media EBITDA of $561 million in 2012 is not comparable to 2011 given the acquisition of CTV that occurred on April 1, 2011.

Bell Media’s operating costs totalled $1,622 million in 2012, which included expenses related to our broadcast of the London Summer Olympic Games. Bell Media operating costs in 2012 also reflected the favourable impact of lower TV programming costs, reduced labour and general and administrative expenses, and decreased marketing and sales costs. The NHL lockout contributed to higher Media EBITDA in 2012, as production costs related to broadcasting the games on our specialty sports TV channels, TSN and RDS, were not incurred.

Bell Aliant Segment

BELL ALIANT REVENUE

	2012	2011	$ CHANGE	% CHANGE
Local and access	1,168	1,231	(63)	(5.1%)
Long distance	322	359	(37)	(10.3%)
Data	784	713	71	10.0%
Wireless	94	88	6	6.8%
Equipment and other	159	152	7	4.6%
Total external revenues	2,527	2,543	(16)	(0.6%)
Inter-segment revenues	234	232	2	0.9%
Total revenue	2,761	2,775	(14)	(0.5%)

Bell Aliant revenues decreased 0.5% in 2012 to $2,761 million. The continued erosion of Bell Aliant’s legacy voice business was partly offset by higher revenues from growth in Internet, data, TV and wireless, as well as higher equipment and other sales.

Local and access revenues decreased 5.1% in 2012 to $1,168 million. The decline was due to a 5.2% reduction in the NAS customer base since the end of 2011, reflecting competitive losses driven by aggressive pricing by competitors, substitution for other services including wireless and VoIP, as well as the impact of bundling that attributes lower revenue amounts to traditional voice services. Selective price increases moderated the impact of a declining NAS customer base on revenues. At December 31, 2012, Bell Aliant had 2,491,370 NAS lines, compared to 2,628,775 NAS lines at the end of 2011.

48   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Long distance revenues were down 10.3% in 2012 to $322 million. The decline was primarily the result of fewer NAS lines, technology substitution to wireless and IP-based services, as well as customer migration from per-minute plans to flat rate plans. The effects of these declines were offset modestly by selective price increases.

Data revenues increased 10.0% in 2012 to $784 million. The year-over-year improvement was due mainly to higher Internet and IPTV revenues. Growth in Internet revenues was driven by higher residential high-speed Internet ARPU resulting from increased customer demand for higher bandwidth bundles and adoption of additional services, price increases and a larger high-speed subscriber base compared to the previous year. At December 31, 2012, Bell Aliant had 918,414 high-speed Internet subscribers compared to 895,520 subscribers at the end of 2011. Higher IPTV service revenues from growth in Bell Aliant’s FibreOP TV customer base, as well as increased IP broadband connectivity revenues also contributed to higher data revenues in 2012. At December 31, 2012, Bell Aliant had 123,020 IPTV customers, which included 96,831 FibreOP customers, compared to 77,060 at the end of 2011, which included 41,600 FibreOP customers.

Wireless revenues increased 6.8% in 2012 to $94 million. The year-over-year increase was due to subscriber and ARPU growth, reflecting a significant increase in smartphone users choosing enhanced voice and data plans. At December 31, 2012, Bell Aliant had 143,858 wireless customers, representing a 5.5% increase since the end of 2011.

Equipment and other revenues grew 4.6% in 2012 to $159 million, due mainly to increased telecommunications equipment sales to business customers in Atlantic Canada and higher telephone pole rental revenue.

BELL ALIANT EBITDA

	2012	2011	$ CHANGE	% CHANGE
Operating costs	(1,469)	(1,458)	(11)	(0.8%)
EBITDA	1,292	1,317	(25)	(1.9%)
EBITDA margin	46.8%	47.5%		(0.7%)

Bell Aliant EBITDA decreased 1.9% in 2012 to $1,292 million. The year-over-year decrease was primarily the result of lower operating revenues as continued declines in higher-margin voice revenues were not fully offset by growth in lower-margin data service revenues. Although savings from ongoing productivity initiatives and operating efficiencies helped to mitigate cost pressures from the growing FibreOP service demand, total operating costs increased modestly in 2012, contributing to the year-over-year decline in EBITDA.

Bell Aliant’s operating costs were $1,469 million in 2012, up 0.8% compared to 2011. The modest year-over-year increase was due to higher TV costs as a result of IPTV content growth, higher cost of product sales, as well as increased marketing and sales expenses attributable to growth in FibreOP subscribers and greater FibreOP advertising. Lower labour costs from workforce reductions in 2011 and decreased operating taxes largely offset the increase in operating costs in 2012.

49   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Net Debt

	2012	2011	$ CHANGE	% CHANGE
Debt due within one year(1)	2,136	2,106	30	1.4%
Long-term debt	13,886	12,721	1,165	9.2%
Preferred shares(2)	1,698	1,558	140	9.0%
Cash and cash equivalents	(127)	(175)	48	27.4%
Net debt	17,593	16,210	1,383	8.5%

(1)	Includes bank advances, notes payable and securitized trade receivables.
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million and $3,115 million in 2012 and 2011, respectively, consistent with the treatment by certain credit rating agencies.

The increase in total debt was due to:

  an increase in our finance lease obligations of $814 million, of which $476 million related to a new satellite that was placed in service in June 2012 the issuance of MTN Debentures at Bell Canada with a total principal amount of $1 billion an increase of $377 million in bank advances and notes payable partly offset by:

  $500 million principal repayment of MTN Debentures at Bell Canada

  $391 million of regular repayments under finance leases.

The increase in preferred shares was due to the issuance of 11,200,000 BCE Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million.

The decrease in cash and cash equivalents was due to dividends paid on common shares of $1,683 million, investments of $593 million in MLSE and Q9, the repurchase of common shares of $107 million and lower Bell Aliant free cash flow of $186 million. These decreases were partly offset by free cash flow of $1,670 million, the issuance of Series AK Preferred Shares for $280 million and a net debt issuance of $486 million.

Outstanding Share Data

NUMBER OF
COMMON SHARES OUTSTANDING	SHARES
Outstanding, January 1, 2012	775,444,200
Shares issued under employee stock option plans	1,296,962
Shares issued under employee savings plans (ESP)	1,102,022
Shares repurchased and cancelled	(2,461,539)
Outstanding, December 31, 2012	775,381,645

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
STOCK OPTIONS OUTSTANDING	OPTIONS	PRICE ($)
Outstanding, January 1	4,027,309	33
Granted	2,681,201	40
Exercised	(1,296,962)	30
Expired	(4,850)	28
Forfeited	(96,342)	37
Outstanding, December 31	5,310,356	37
Exercisable, December 31	420,822	30

At March 7, 2013, 775,872,556 common shares and 7,871,724 stock options were outstanding.

50   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Cash Flows

	2012	2011	$ CHANGE	% CHANGE
Cash flows from operating activities	5,552	4,869	683	14.0%
Bell Aliant dividends/distributions paid to BCE	191	214	(23)	(10.7%)
Capital expenditures	(3,515)	(3,256)	(259)	(8.0%)
Cash dividends paid on preferred shares	(133)	(118)	(15)	(12.7%)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(340)	(315)	(25)	(7.9%)
Acquisition costs paid	101	70	31	44.3%
Bell Aliant free cash flow	(186)	47	(233)	n.m.
Free cash flow	1,670	1,511	159	10.5%
Bell Aliant free cash flow, excluding dividends/distributions paid	(5)	(261)	256	98.1%
Business acquisitions	(13)	(680)	667	98.1%
Acquisition costs paid	(101)	(70)	(31)	(44.3%)
Increase in investments	(593)	(12)	(581)	n.m.
Other investing activities	28	64	(36)	(56.3%)
Net issuance (repayment) of debt instruments	486	(6)	492	n.m.
Reduction in securitized trade receivables	(15)	(318)	303	95.3%
Issue of common shares	39	152	(113)	(74.3%)
Issue of preferred shares	280	345	(65)	(18.8%)
Issue of equity securities by subsidiaries to non-controlling interest	11	403	(392)	(97.3%)
Repurchase of common shares	(107)	(143)	36	25.2%
Cash dividends paid on common shares	(1,683)	(1,520)	(163)	(10.7%)
Other financing activities	(45)	(61)	16	26.2%
Net decrease in cash and cash equivalents	(48)	(596)	548	91.9%

n.m.: not meaningful

Cash Flows from Operating Activities

The increase in cash flows from operating activities was due to:

  a decrease of $301 million in contributions to postemployment benefit plans and payments under other post-employment benefit (OPEB) plans, due mainly to a $215 million lower lump sum contribution made by Bell Aliant in 2012 and lower contributions at Bell a decrease of $206 million in severance and other costs paid largely due to amounts returned to residential Home Phone customers in 2011 further to our CRTC deferral account obligation an increase of $238 million in EBITDA, exclusive of postemployment benefit plans service cost an improvement in working capital.

This increase was partly offset by higher income taxes paid of $150 million in 2012.

Capital Expenditures

	2012	2011	$ CHANGE	% CHANGE
Bell	2,923	2,683	240	8.9%
Capital intensity ratio	16.6%	15.7%		0.9%
Bell Aliant	592	573	19	3.3%
Capital intensity ratio	21.4%	20.6%		0.8%
BCE	3,515	3,256	259	8.0%
Capital intensity ratio	17.6%	16.7%		0.9%

Capital expenditures for BCE were $3,515 million in 2012, up 8.0% from 2011, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 17.6% in 2012 compared to 16.7% in 2011.

At Bell, capital expenditures in 2012 increased 8.9% to $2,923 million, corresponding to a capital intensity ratio of 16.6% of revenue compared to 15.7% in 2011. Higher year-over-year capital spending was attributable to:

  the deployment of broadband fibre to existing residential homes and neighbourhoods, new housing developments, condominiums and other MDUs, as well as targeted businesses in Ontario and Québec grooming of Bell’s core wireline broadband network to support our IPTV service ongoing construction of Bell’s 4G LTE network in urban markets

  Wireless network capacity growth to accommodate increasing wireless data consumption speed and capacity enhancements to our IP backbone network infrastructure

51   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

  spending to support the execution of customer contracts in our Business Markets unit investment in customer service to improve client care support systems and self-serve tools expanding the number of Bell-branded and The Source retail stores in western Canada.

Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 3.3% in 2012 to $592 million, mainly reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of FTTH and the connection of more customers to FibreOP service.

Free Cash Flow

The increase in free cash flow was due to an increase in cash flows from operating activities of $683 million offset partly by higher capital expenditures of $259 million and a decrease in Bell Aliant free cash flow of $233 million.

Business Acquisitions

In 2011, we paid cash consideration of $680 million for the acquisition of CTV, net of $33 million of cash acquired.

Increase in Investments

The increase in investments of $593 million in 2012 was due to BCE’s acquisition of a 28% indirect equity interest in MLSE for a net cash consideration of $398 million and the acquisition of a 35.3% equity ownership in Q9 for a net cash consideration of $185 million.

Debt Instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities, notes payable under commercial paper programs and loans securitized by trade receivables. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

In 2012, we issued $486 million of debt, net of repayments. This included the issuance of MTN Debentures at Bell Canada with a total principal amount of $1 billion and issuances under notes payable and bank advances of $377 million, offset partly by the repayment of another series of MTN Debentures at Bell Canada with a total principal amount of $500 million and payments under finance leases of $391 million.

In 2011, we repaid debt of $6 million, net of issuances. This included a cash repayment of CTV’s acquired debt of $1.3 billion, redemption of medium-term notes at Bell Aliant with a principal amount of $405 million, repayment of Bell Canada MTN Debentures with a principal amount of $250 million, and payments under finance leases of $382 million. These repayments were partly offset by Bell Canada’s issuance of three series of MTN Debentures having a total principal amount of $2 billion and the issuance of medium-term notes at Bell Aliant with a principal amount of $300 million.

Issue of Common Shares

BCE issued fewer common shares in 2012 compared to 2011 because fewer stock options were exercised. The common shares issued in 2011 as part of the CTV acquisition were a non-cash transaction.

Issue of Preferred Shares

In 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million. In 2011, BCE issued 13,800,000 Series AK Preferred Shares for gross proceeds of $345 million.

Issue of Equity Securities by Subsidiaries to Non-Controlling Interest

In 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $403 million.

Repurchase of Common Shares

In 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB. BCE repurchased and cancelled 2,604,439 and 3,500,466 of its common shares for a total cash outlay of $107 million and $143 million under the program in 2012 and 2011, respectively. The program was completed in March 2012.

Cash Dividends Paid on Common Shares

The board of directors of BCE approved increases in the common share dividend in 2012 and 2011. Accordingly, in 2012, the cash dividend paid on a BCE common share increased to $2.17 per common share, compared to a cash dividend of $1.985 per common share in 2011.

Post-employment Benefit Plans

For the year ended December 31, 2012, we recorded an increase in our post-employment benefit obligations and an actuarial loss, before taxes and non-controlling interest (NCI), in other comprehensive loss of $1,691 million. This was due to a decrease in the discount rate, offset partly by a higher-than-expected return on plan assets.

For the year ended December 31, 2011, we recorded an increase in our post-employment benefit obligations and an actuarial loss, before taxes and NCI, in other comprehensive loss of $939 million. This was due to a decrease in the discount rate and a lower-than-expected return on plan assets.

52   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Credit Ratings

Ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depends on the quality of our credit ratings at the time capital is raised. Investment-grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

As of March 7, 2013, the BCE and Bell Canada ratings remained unchanged at investment-grade levels and were assigned stable outlooks from Standard & Poor’s Financial Services LLC (S&P), a subsidiary of The McGraw-Hill Companies Inc., DBRS Limited (DBRS) and Moody’s Investors Service, Inc. (Moody’s).

BCE(1)
KEY CREDIT RATINGS — MARCH 7, 2013	DBRS	MOODY’S	S&P
Long-term debt	BBB (high)	Baa2	BBB+
Preferred shares	Pfd-3 (high)	–	P-2 (low)

BELL CANADA(1)
	DBRS	MOODY’S	S&P
Commercial paper	R-1 (low)	P-2	A-2
Long-term debt	A (low)	Baa1	BBB+
Subordinated long-term debt	BBB	Baa2	BBB

(1)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

Our financial policy is to maintain investment-grade credit metrics to allow financial flexibility and access to lower-cost funding. Our financial policy targets for Bell are to maintain a net debt to Adjusted EBITDA(5) ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times. In these target ratios, net debt includes 50% of our total outstanding preferred shares to align with rating agencies methodology for the treatment of preferred shares. Net interest expense excludes interest on post-employment benefit obligations and 50% of preferred share dividends. The calculation and components of these ratios are intended to reflect the methodologies generally used by the credit rating agencies. At December 31, 2012, we had marginally exceeded our net debt to Adjusted EBITDA ratio by 0.15 times. At December 31, 2012, our Adjusted EBITDA to net interest expense ratio was 8.81 times.

Liquidity

Sources of Liquidity

Our cash and cash equivalents balance at the end of 2012 was $127 million. We expect that this balance, our 2013 estimated cash flows from operations, and possible capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2013 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements. To partially fund the proposed acquisition of Astral, should it proceed, on June 13, 2012, Bell Canada entered into an unsecured committed credit agreement with a syndicate of lenders, maturing three years after the closing of the Astral acquisition, under which $2 billion is currently available. This is expected to be replaced by debt financing to be issued in the capital markets. BCE may also issue up to $750 million of BCE common shares to partially fund the proposed acquisition of Astral, which it has discretion to replace, in whole or in part, with cash at closing.

Should our 2013 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations, and capital markets financing, we would cover such a shortfall by drawing under committed revolving credit facilities that are currently in place or through new facilities, to the extent available.

Our cash flows from operations, cash and cash equivalents balance, capital markets financing and credit facilities should give us flexibility in carrying out our plans for future growth, including business acquisitions and contingencies.

(5)	Adjusted EBITDA, as also defined in our credit agreements, is EBITDA including dividends/distributions from Bell Aliant to BCE.

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Management’s Discussion and Analysis

	TOTAL		LETTERS	COMMERCIAL PAPER	NET
BANK CREDIT FACILITIES	AVAILABLE	DRAWN	OF CREDIT	OUTSTANDING	AVAILABLE
Committed credit facilities
Bell Canada(1)
Revolving facility supporting commercial paper program	2,500	–	280	475	1,745
Other	53	–	6	–	47
Bell Aliant(1)
Revolving facility	750	221	192	–	337
Other	138	–	138	–	–
Total committed credit facilities	3,441	221	616	475	2,129
Non-committed credit facilities
Bell Canada	288	–	131	–	157
Bell Aliant	18	–	1	–	17
Total non-committed credit facilities	306	–	132	–	174
Total committed and non-committed credit facilities	3,747	221	748	475	2,303

(1)

Bell Canada’s $2,500 million supporting committed revolving bank credit facility expires in November 2017 and Bell Aliant’s $750 million supporting committed revolving bank credit facility expires in June 2016.

In addition, Bell Canada has a $2 billion three-year unsecured committed bank credit facility to be used exclusively to fund a portion of the proposed Astral acquisition.

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their committed revolving bank credit facilities. The total amount of these committed revolving bank credit facilities may be drawn at any time.

Our expectations relating to our ability to meet most of our cash requirements in 2013 with our cash flows from operations and our cash balance are based on certain economic, market and operational assumptions that are described in the section entitled Business Outlook and Assumptions. For a description of risk factors that could affect our business and, consequently, our cash flows from operations, refer to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results. In addition, our ability to supplement our liquidity sources by issuing additional debt and equity largely depends on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. For a description of risk factors that could affect our ability to issue additional debt or equity, refer to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets under Risks that Could Affect Our Business and Results.

Cash Requirements

CAPITAL EXPENDITURES

In 2013, our capital spending is planned to focus on our strategic imperatives, reflecting an appropriate level of investment in our networks and services.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include both DB pension and defined contribution (DC) pension plans, as well as OPEBs. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2013 is detailed in the following table and is subject to actuarial valuations that will be completed in mid-2013. An actuarial valuation was last performed for our significant post-employment benefit plans as at December 31, 2011.

2013 EXPECTED FUNDING	BELL	BELL ALIANT	TOTAL
DB pension plans – service cost	203	45	248
DB pension plans – deficit	2	–	2
DB pension plans	205	45	250
OPEBs	75	10	85
DC pension plans	70	5	75
Total net post-employment benefit plans	350	60	410

Excluding voluntary DB pension plans contributions, 2013 funding is expected to remain stable compared to 2012.

Bell Canada closed the membership of its DB pension plans to new employees in January 2005 to reduce the impact of pension volatility on earnings over time. New employees now enrol in the DC pension plans. In 2006, we announced the phase-out, over a ten-year period, of post-employment benefits for all employees, which will result in Bell’s OPEBs funding being phased out gradually after 2016.

DIVIDEND PAYMENTS

In 2013, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2012 as BCE’s common share dividend increased by 7.4% to $2.33 per common share from $2.17 per common share at the end of 2011. These increases are consistent with BCE’s common share dividend policy of a target payout between 65% and 75% of free cash flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors.

54   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2012 that are due in each of the next five years and thereafter.

	2013	2014	2015	2016	2017	THEREAFTER	TOTAL
RECOGNIZED FINANCIAL LIABILITIES
Debt	116	1,877	1,377	1,217	1,149	6,298	12,034
Notes payable and bank advances	698	–	–	–	–	–	698
Minimum future lease payments under finance leases	548	431	267	236	235	1,837	3,554
Loan secured by trade receivables	935	–	–	–	–	–	935
Interest payable on long-term debt, notes payable, bank advances and loan secured by trade receivables	687	595	532	471	419	4,627	7,331
Net interest receipts on derivatives	(28)	(25)	(24)	(22)	(11)	–	(110)
MLSE financial liability	–	–	–	–	135	–	135
COMMITMENTS (OFF-BALANCE SHEET)
Operating leases	229	201	176	139	107	489	1,341
Commitments for property, plant and equipment and intangible assets	166	28	10	14	–	–	218
Purchase obligations	1,628	1,300	1,149	384	275	923	5,659
Proposed acquisition of Astral(1)	3,553	–	–	–	–	–	3,553
Total	8,532	4,407	3,487	2,439	2,309	14,174	35,348

(1)	Includes CRTC tangible benefits of $174.6 million.

BCE’s significant finance leases are for satellites and office premises. The leases for satellites, used to provide programming to our Bell TV customers, have lease terms ranging from 12 to 15 years. The satellite leases are non-cancellable. The office leases have a typical lease term of 15 years. Minimum future lease payments under finance leases include future finance costs of $1,209 million.

BCE’s significant operating leases are for office premises and retail outlets with lease terms ranging from 1 to 30 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $269 million in 2012 and $253 million in 2011.

Purchase obligations are comprised of contractual obligations under service and product contracts, for both operating and capital expenditures. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.

INDEMNIFICATIONS AND GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

Litigation

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome of legal proceedings that were pending at March 7, 2013, based on information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

You will find a more detailed description of the material legal proceedings pending at March 7, 2013 in the BCE 2012 AIF.

55   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

OUR COMPETITIVE ENVIRONMENT

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.

The nature and degree of competition in all of our markets are constantly evolving with changing market and economic conditions as well as expansion into new business areas, such as media, that are inherently more volatile. Competition can intensify as markets mature, market structure changes through vertical integration, the state of the economy impacts advertising and new competitors bring aggressive promotional offers and adjusted strategic brand positioning. If we fail to successfully implement a multi-product strategy that leverages our strengths and partner relationships while addressing areas of relative weakness to establish a winning presence and relationship with customers, this could have an adverse effect on our business, market position and financial performance.

Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers or retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected. Industry pricing pressure and customer acquisition and retention efforts have intensified across all business segments and key product lines, and we expect this trend to continue.

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from price regulation under the Telecommunications Act for the vast majority of Bell Canada’s residential and business local telephone service lines in Ontario and Québec, as well as for our wireless and Internet services. Under the Broadcasting Act, our TV distribution business is not subject to any price regulation.

Wireline

Our main competitors in local and access services include: TELUS Corporation (TELUS), Manitoba Telecom Services Inc. (MTS), Primus Telecommunications Canada Inc. (Primus), Bragg Communications Inc., operating under the EastLink trade name (EastLink), Vonage Canada Corp. (a subsidiary of Vonage Holdings Corp.) (Vonage) and Yak (a division of Yak Communications (Canada) Corp. (Yak), owned by Globalive Communications Corp.), across Canada; Rogers Communications Inc. (Rogers), in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron Ltd. (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec; and Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

Our major competitors in long distance services are: TELUS, MTS, EastLink, Primus and Vonage, across Canada; dial-around providers, such as Yak and Looney Call (a division of Yak Communications (Canada) Corp.), Teleshop Communications Inc. and Caztel Communications Inc., across Canada; and prepaid long distance providers, such as Group of Gold Line and Vox Prepaid, across Canada.

We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies, and the rate at which such technology substitution takes place may accelerate. For example, our wireline business competes with VoIP, wireless and Internet services (including chat services, instant messaging and e-mail), resulting, in particular, in an increasing number of households that have ceased to use wireline telephone services. Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, many of which now provide services, as well as increased competitive activity from incumbent local exchange carriers (ILECs), could cause technology substitution to further accelerate.

We continue to face significant competitive pressure from cable companies. Cable telephony is being driven by its inclusion in discounted bundles and is offered by cable operators in most major and mid-sized communities and in small communities as well. In addition, certain cable companies provide wireless service, allowing them to offer, like Bell, telephone, Internet, wireless and TV services, and consequently enhancing their ability to leverage discounted bundles. There is also a risk that cable companies could respond to competitive pressure with more aggressive pricing or offers on stand-alone products to help them retain market share for such products. Accordingly, we expect that competitive pressure from cable companies will continue to intensify, which will increase downward pressure on our market share in the residential and small business markets, which could have an adverse effect on our business and financial performance.

There is a risk that adverse changes in certain factors, including competitive actions by alternative providers and increased wireless substitution due to our wireless competitors offering services at deeply discounted rates or based on flat-rate plans, may result in an acceleration of NAS erosion rates or a decrease in our long distance revenues beyond our current assumptions, which could have an adverse effect on our financial performance. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher margin business.

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Management’s Discussion and Analysis

Prices for long distance services have been declining since these services were opened to competition. Our long distance services continue to face intense competitive pressure from the expanded presence of cable telephony and the continuing impact of non-traditional services, including e-mail and text messaging, prepaid cards, dial-around services and VoIP, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers, such as Skype Technologies (a division of Microsoft) and Google Voice, that provide long distance services at low prices using personal computers and broadband connections, as well as from wireless service providers that offer limited time promotions for long distance service on wireless plans.

Competition for contracts to supply communications services to business customers is intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. The evolution of ICT-based services strengthens the ability of business customers to drive lower pricing through technology substitution and advantageous service terms supported by market benchmarking and complex negotiations.

In business markets, packaging local access, wireless, data and IP services has evolved to include professional and managed services, as well as other IT services and support, formerly available only from IT firms. Both traditional and non-traditional competitors now provide a broad range of telecommunications services, particularly in major urban areas. Non-traditional competitors have entered the telecom market space through new products like unified communications and cloud computing. The bundling of traditional telecom services with IT services means Bell faces a more extensive set of competitors, ranging from small Internet and niche service providers to global IT hardware, software and business consulting companies. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from the consumer market and other telecom competitors seek to grow their business in these markets. In addition, our ICT services business expects to experience continued competition from other system integrators, outsourcers and professional service firms.

In Bell Aliant’s residential markets, competition is well established. Eastlink has been offering local telephone service in Nova Scotia and Prince Edward Island since 1999 and 2001, respectively. The competitive local service market has continued to expand with the introduction of local service competition in New Brunswick, Newfoundland and Labrador, Ontario and Québec. In addition, Bell Aliant’s business markets are increasingly competitive, with competition continuing to come from VoIP providers, cable TV operators and system integrators.

The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for new growth products and services. However, the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if customers who stop using our voice services also cease using our other services, our financial performance could also be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and financial performance.

Wireless

The Canadian wireless telecommunications industry is highly competitive. Competition is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators: Rogers (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), as well as with five newer wireless entrants. In addition, there are a number of resellers known as mobile virtual network operators that aggressively market and price their products and services.

Competition is expected to continue to intensify as a result of Industry Canada’s licensing in 2008 of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. Following this acquisition of spectrum, five new entrants launched wireless service, primarily in major population centres. More specifically, Vidéotron, which launched wireless service on September 9, 2010, provides service in Montréal and other parts of Québec; Globalive Wireless Management Corp. (Globalive) has provided wireless service in Toronto and Calgary since December 2009 and has since expanded to other large cities in Canada, including Vancouver, Edmonton and Ottawa, as well as to several communities in southwestern Ontario; Data & Audio Visual Enterprises Wireless Inc. (DAVE), which launched wireless service in Toronto in May 2010, also provides wireless service in Ottawa, Vancouver, Calgary and Edmonton; Public Mobile Inc. (Public Mobile), has provided wireless service in the Toronto and Montréal areas since May 2010; and Eastlink, which launched wireless service on February 15, 2013, provides service in Halifax. In addition to Vidéotron, Globalive, DAVE, Public Mobile and Eastlink, spectrum was also awarded to the following entities or one of their affiliates: Shaw, Celluworld Inc., Rich Telecom Corporation, Blue Canada Wireless Inc. and Novus Wireless Inc. We are unaware of declarations of expected service launch dates from these entities except for Shaw which, in September 2011, announced that it was abandoning its plan to use the acquired AWS spectrum to

57   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

build a conventional wireless network and which, in January 2013, announced its intention to transfer its AWS spectrum to Rogers as part of a broader transaction.

Competition in the Canadian wireless telecommunications industry has significantly intensified, and is expected to continue to intensify, as a result of both incumbents and newer wireless entrants becoming increasingly aggressive in their hardware and service pricing and in their marketing and advertising efforts in an attempt to maintain or gain market share. In particular, in order to gain market share, the newer wireless entrants’ strategies include price discounting relative to our and other incumbents’ pricing, unlimited rate plans, zone-based pricing and increased competition at the distribution level. They are also pursuing new data content and applications. The incumbents’ and newer wireless entrants’ pricing and other strategies could adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and financial performance. The incumbents and newer wireless entrants could achieve higher market shares than we currently expect, particularly as a result of their pricing strategies and focused product offerings. The level of competitive intensity will also depend on the speed at which the newer wireless entrants achieve territorial expansion of their wireless services as well as the timing and scope of the launch of wireless services by the remaining potential newer wireless entrants that have not yet launched service. In addition, some large third-party retailers can also drive lower pricing through aggressive promotional offers secured through negotiations and leverage with incumbents and new entrants.

On March 7, 2013, Industry Canada announced amendments to the conditions of licence governing mandatory roaming and tower sharing in a document entitled Conditions of Licence for Mandatory Roaming and Antenna Tower and Site Sharing and to Prohibit Exclusive Site Arrangements. These changes apply as of the date of this document. There are three key changes in these amendments. First, Industry Canada has expanded the territory where mandated roaming privileges now apply to include territories where the requesting licensee has built out its network. The responding operator must now grant roaming privileges across the entire territory covered by the responding operator’s network. Second, this roaming requirement now applies indefinitely. The third set of changes shorten the timelines for requesting and responding operators to complete their roaming and tower sharing agreements. Consistent with the former conditions of licence, if a roaming or tower sharing agreement has not been reached within the prescribed time-lines, both parties are required to agree to final and binding arbitration before an Industry Canada approved arbitrator. These changes could increase the number of wireless operators seeking mandated roaming on Bell’s wireless network. The changes would also provide Bell with similar increased roaming privileges on competitors’ networks. All of these changes are intended to facilitate the quicker execution of roaming and tower-sharing agreements and the resolution of disputes, to the extent they occur.

Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase discounts for handsets, reduce airtime and wireless data prices or offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.

We also expect competition to continue to intensify as new technologies, products and services are developed. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.

Penetration of the Canadian wireless market stood at 80% as at December 31, 2012. As penetration of the Canadian wireless market reaches higher levels, acquiring new customers will become more difficult and will increasingly depend on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors will be adversely affected. Accordingly, high levels of penetration in the Canadian wireless market could challenge our expected future wireless revenue and EBITDA growth, and pressure us to find alternative sources of revenue and EBITDA.

The wireless telecommunications industry commits significant resources to research and development. A majority of this work is focused on the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA+ and LTE. Some of this technology is transferable into competing or complementary technology tracks that can be standards-based, such as Wi-Fi and WiMAX, or provide proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.

Finally, if we fail to acquire sufficient spectrum in the upcoming auction of spectrum in the 700 MHz band for mobile and fixed wireless service, this could also adversely affect our competitive position. For more details on this auction and its potential effects, please refer to the section entitled Our Regulatory Environment – Radiocommunication Act – 700 MHz Spectrum Auction.

58   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Internet

We compete with cable companies and Internet service providers to provide high-speed and dial-up Internet access and related services over different networks, with different strengths and technical capabilities, which could influence market dynamics. In particular, cable companies have focused on increased bandwidth and discounted bundle pricing to compete against us, which could adversely affect our ability to maintain ARPU performance and, consequently, our financial results. This focus could shift in the future based on market and technical realities and our flexibility to follow may be limited. As previously indicated, certain cable companies provide wireless service, enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.

We have incurred significant capital expenditures in order to deploy next-generation fibre networks and offer higher Internet speeds. If we fail to make continued investments in our Internet networks that enable us to offer Internet services at increasingly higher speeds, and to offer a different range of products and services than our competitors, this would adversely affect our ability to compete, the pricing of our products and services, and our financial results. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, acquiring new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors will be adversely affected.

Developments in wireless broadband services, such as the ability of LTE-based systems to deliver speeds of up to 75 Mbps and the intention of Industry Canada to auction additional spectrum that is capable of carrying LTE technology, may lead to increased wireless broadband substitution and, consequently, increased competition. This could have an adverse effect on the ability of our Internet access services business to acquire or retain subscribers and on its financial results.

In the high-speed Internet access services market, we compete with large cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and EastLink, in every province with the exception of Saskatchewan.

TV

Competition for subscribers is based on the number and kinds of channels offered, the quality of the signal, set-top box features, availability of service in the region, price and customer service. Our TV services are fully digital and are offered both as an IP-based service (Bell Fibe TV) and as a DTH satellite-based service. Bell’s DTH satellite-based service is offered throughout Canada and Bell Fibe TV is offered in most Toronto, Montréal and Québec City neighbourhoods, as well as in various other cities in the provinces of Ontario and Québec. The launch of our Bell Fibe TV service provides us with the opportunity to gain market share and enhance our competitive position in core urban markets.

Our competitors include large cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and with its Shaw Direct DTH satellite service, nationally; and EastLink, in every province except Saskatchewan. We also compete with traditional telephone companies that offer IP-based TV services such as TELUS, in Québec, British Columbia and Alberta; and MTS, in Manitoba. Most of the cable companies continue to upgrade their networks, operational systems and services, which improves their competitiveness. This could negatively affect our business and financial results.

In addition to the licensed broadcast distribution undertakings noted above, new unregulated TV services including OTT content offerings such as Netflix Inc. (Netflix), Apple TV and Google TV, as well as online channels offered by TV networks such as CBC.ca, available over high-speed Internet connections, are competing with traditional TV services and changing our traditional business model. The increased adoption of these alternative TV or OTT TV services by customers is driven in part by evolving technology, changing demographics and viewing preferences. Strategies adopted by newer wireless entrants could also accelerate adoption of alternative TV services and increase customer losses. In addition, the increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recover investments made to upgrade networks in light of new competition and product substitution. The continued growth and adoption by customers of these alternative TV services through the adoption of mobile TV and OTT TV services could negatively affect our business and financial performance.

Wholesale

The main competitors in our wholesale business include both traditional and emerging carriers. Traditional competitors include MTS and TELUS across Canada, both of which may wholesale some or all of the same products and services as Bell. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic CLECs and U.S. or other international carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP and Ethernet/IP is continuing to increase pressure on some of our legacy product lines.

Media

Bell Media’s TV and radio broadcasting businesses and the advertising markets in which they operate are highly competitive. Bell Media’s ability to compete successfully depends on a number of factors, including its ability to secure popular TV programs at cost-effective prices and to achieve high distribution levels. The financial success of Bell Media’s conventional TV and radio broadcasting operations depends on obtaining revenues from advertising. In the case of Bell Media’s specialty TV business, a substantial portion of its revenues comes from subscription fees derived from contractual arrangements with distributors.

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Management’s Discussion and Analysis

Bell Media’s conventional and specialty TV services compete principally for viewers and advertisers with other conventional Canadian TV stations (local and distant signals), specialty channels and U.S. conventional and specialty stations. New unregulated TV services including OTT content offerings, such as Netflix, Apple TV and Google TV, as well as online channels available over high-speed Internet connections, such as CBC. ca, and TV downloading also represent competition for share of viewership.

Bell Media’s radio stations compete with other radio stations in their respective markets as well as with other media such as newspapers, magazines, TV, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations. On a national level, Bell Media competes generally with other large radio operators that also own and operate radio station clusters in various markets across Canada. New technologies, such as online music information services, music downloading, portable devices that store and play digital music and online music streaming services, provide competition for Bell Media radio stations’ audience share as well.

The level of competitive activity in the TV and radio broadcasting industries could have an adverse impact on the level of audience acceptance for Bell Media’s TV programs, specialty TV channels and radio stations, which in turn could have an adverse impact on revenues generated from advertising and subscription fees. Furthermore, the increasingly competitive media environment has resulted in content being made available through various platforms, such as OTT content offerings, in addition to TV broadcasting. This may result in an increase in Bell Media’s operating costs as it seeks to respond to this competitive intensity by acquiring the rights to exhibit its content on multiple platforms.

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OUR REGULATORY ENVIRONMENT

This section describes certain legislation that governs our businesses and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada and Bell Aliant Regional Communications Inc. (Bell Aliant Regional) and several of their direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu, Limited Partnership, Bell Aliant LP, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to the Competition Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada, which also includes the Competition Bureau.

Although most of our telephony-based and wireless and Internet services are forborne from price regulation under the Telecommunications Act, the CRTC and federal government continue to play a significant role in regulatory matters such as broadcasting, approval of acquisitions, spectrum auctions and foreign ownership. Additionally, the CRTC is expected to increase its focus on consumers and Canadian content creators, which could lead to more stringent regulations and/or CRTC oversight limiting our flexibility in the marketplace. Failure to positively influence changes in any of these areas or to meet the required regulatory standards, adverse decisions by regulatory agencies or increasing regulation could have material negative financial, operational and competitive consequences for our business.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of these objectives. It applies to several of the BCE group companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. A few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Changes to Canada’s Telecommunications Foreign Ownership Rules

On June 29, 2012, amendments to the Telecommunications Act came into force. These amendments introduced changes to the foreign investment and control restrictions of the Telecommunications Act that were included in Bill C-38 (the Jobs, Growth and Long-term Prosperity Act). The amendments remove the existing foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenue. There are no changes to the foreign ownership restrictions applicable to broadcasters, such as licensed cable and satellite TV service providers, or programming licensees, such as Bell Media. These changes to the foreign ownership restrictions for TCCs could result in more foreign companies entering the Canadian market, including by way of the auction for 700 MHz spectrum to begin on November 19, 2013, since they would permit foreign-controlled entities to participate in the auction and could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure.

CRTC Proceeding to Consider the Adoption of a National Wireless Services Consumer Code

On October 11, 2012, at the request of the Public Interest Advocacy Centre, Bell Canada, TELUS Communications Company, Rogers and the Canadian Wireless Telecommunications Association, the CRTC issued Telecom Decision CRTC 2012-556 and Telecom Notice of Consultation CRTC 2012-557, in which it determined it is necessary to establish a mandatory code for wireless service providers addressing issues related to the clarity and content of mobile wireless contracts. The adoption of a single, national wireless code by the CRTC could have the benefit of streamlining compliance and operational costs across Canada. Wireless carriers, including Bell Mobility, have expressed concerns that the proliferation of at times inconsistent provincial regulatory rules has led to a patchwork of different rules that is confusing for consumers and increases compliance costs for national wireless service providers, which costs are ultimately passed onto consumers. However, depending on the scope and content of the code, there is a risk that the CRTC may impose more stringent regulation than exists today, which could have an adverse effect on our churn and financial performance.

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Management’s Discussion and Analysis

The CRTC proceeding includes a public consultation which took place the week of February 11, 2013, with a decision expected before July 1, 2013.

Wholesale Services Framework Review

On February 28, 2013, the CRTC indicated that it would hold its upcoming framework review of wholesale telecommunications services in 2013, rather than during its 2014-15 fiscal year as it had originally planned. While the CRTC has provided no further information on the scope of this review, modifications to the regulatory regime applicable to Bell Canada’s wholesale telecommunications services could have significant impacts on its wholesale telecommunications business and potentially, by extension, in certain retail markets.

Broadcasting Act

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership requirements to obtain a broadcasting or broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose requirements, including the payment of certain benefits to the broadcasting system, as a condition of the transfer.

Bell TV’s television distribution business and Bell Media’s TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect Bell TV’s or Bell Media’s competitive positions or the cost of providing services.

Value for Signal (VFS) Fee

In Broadcasting Regulatory Policy CRTC 2010-167, the CRTC announced its intention to implement a regime under which conventional TV broadcasters can choose to either retain their existing regulatory protections or negotiate a VFS fee with distributors. Under the proposed regime, if broadcasters chose to negotiate a VFS fee, and negotiations failed, they would have had the right to require the distributor to delete any conventional signals that the broadcasters own and for which they have the exhibition rights. The CRTC also concluded that there was a legal uncertainty as to whether it had the jurisdiction to impose a VFS regime and referred the question of its jurisdiction in this area to the Federal Court of Appeal, which ruled that the CRTC does have jurisdiction. However, on December 13, 2012, the Supreme Court of Canada ruled that the CRTC does not have the jurisdiction under the Broadcasting Act to implement the proposed VFS regime. The Supreme Court also ruled that the proposed VFS regime is invalid because it conflicts with provisions of the Copyright Act. It is not possible to assess the net effect of the Supreme Court’s decision on BCE partly because, even if the Supreme Court had ruled that the CRTC has the jurisdiction to adopt a VFS regime, the CRTC would have required a further proceeding to determine its details. In the wake of the Supreme Court’s ruling, this is no longer necessary.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio-communication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

Decisions and Consultation on Transition to Broadband Radio Service in the 2500-2690 MHz Band

In March 2012, Industry Canada released its decisions on a policy and technical framework to further license spectrum in the 2500 MHz spectrum band. Specifically, the decisions address spectrum caps, spectrum packaging, block and tier sizes, as well as deployment requirements. Industry Canada anticipates that the auction for the 2500 MHz spectrum will be conducted in early 2014. Industry Canada chose to implement a 40 MHz spectrum cap that includes both paired and unpaired spectrum. Existing spectrum licensees in the 2500 MHz spectrum band will not be required to return spectrum if they are above the 40 MHz spectrum cap in a licensed area, and they will also be allowed to acquire additional spectrum, up to that cap, in licensed areas where they are currently below the cap.

This will give us the flexibility to bid for additional spectrum in areas where we are below the cap. Industry Canada will license spectrum in blocks of 10 + 10 MHz and unpaired spectrum will be licensed in blocks of 25 MHz in all areas. Licences will be granted on the basis of Tier 3 service areas with the exception of the Yukon, the Northwest Territories and Nunavut, which will be licensed on the basis of Tier 4 service areas. Industry Canada also announced that roll-out obligations will apply to licensees, with the details to be determined following a further consultation.

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Management’s Discussion and Analysis

On October 9, 2012, Industry Canada initiated a further consultation seeking comments on licensing considerations related to auction format, rules and processes, as well as on conditions of licence. Our ability to acquire our preferred spectrum blocks in an auction may be affected by the auction strategies of other participants and the extent of entry of foreign entities into the auction process.

700 MHz Spectrum Auction

In November 2010, Industry Canada initiated a consultation to establish a policy and technical framework for the 700 MHz auction. In March 2012, Industry Canada released its decision resulting from this consultation. Rather than a spectrum set-aside, as it employed in the 2008 AWS auction, Industry Canada chose to implement spectrum caps such that Bell, and other larger licensees, will be limited to obtaining one paired spectrum block from most desirable 700 MHz blocks available (i.e. B, C, C1 and C2). In March 2013, Industry Canada released the licensing framework for the 700 MHz auction. The licensing framework finalizes the general rollout requirements and the additional rural deployment requirements which will apply in any area where a carrier holds two or more paired blocks of spectrum. The decision also finalizes the specific auction rules, conditions of licence and the treatment of associated entities. Industry Canada has scheduled the 700 MHz auction to begin on November 19, 2013.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

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Management’s Discussion and Analysis

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes the principal risks that could have a material adverse effect on our business, financial position or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, in addition to the risks previously described under Our Competitive Environment and Our Regulatory Environment and those described elsewhere in this MD&A. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or results of operations. The actual effect of any event could be materially different from what we currently anticipate. The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations, government tax audits and other tax matters could have an adverse effect on our business and financial performance.

Our business is affected by decisions made by various regulatory agencies and government departments, including the CRTC, Industry Canada and the Competition Bureau. Refer to the section Our Regulatory Environment for more details concerning the potential adverse effect on our business and financial performance of certain regulatory initiatives and proceedings. In addition, we become involved in various legal proceedings as a part of our business. Plaintiffs within Canada are also able to launch class actions on behalf of a large group of people with increasing ease. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. For a description of the principal regulatory initiatives and proceedings affecting us and the regulatory environment in which we operate, please see the section Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings in the BCE 2012 AIF.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

Since 2010, consumer protection legislation has been amended in the provinces of Québec, Manitoba, Newfoundland and Labrador, and Nova Scotia. In Manitoba and Nova Scotia, these amendments introduce new requirements only for wireless service contracts; in Québec and Newfoundland and Labrador, the new requirements apply to wireless, wireline, Internet and digital TV service contracts. All these amendments relate to the form of the contract and how it may be amended, renewed or terminated, including the calculation of early termination fees, among other things. The adoption by provincial governments of increasingly stringent consumer protection laws could have an adverse effect on our business and financial results, including as a result of an increase in the number of class actions against us.

An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (commonly known as the Canada Anti-Spam Legislation) (CASL) received royal assent on December 15, 2010 but will not come into force until the related regulations are finalized, including the coming into force date. The CASL requires that commercial electronic messages be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. The CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Industry Canada published draft CASL regulations on January 5, 2013, and comments were due by February 4, 2013. Penalties for non-compliance are considerable, including administrative monetary penalties of up to $10 million and a private right of action. The CRTC, which is responsible for the interpretation and enforcement of much of the CASL, has published interpretation bulletins about it and will be publishing further bulletins. Because the CASL creates deemed consent for commercial electronic messages where there is an existing business relationship, the effect of the CASL on the ability of the various BCE group companies to send messages to their existing customers is limited. However, the law in its current form may impose additional costs and

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Management’s Discussion and Analysis

processes with respect to communicating with existing and prospective customers. Bell Canada continues to work with other interested stakeholders, Industry Canada and the CRTC in order to seek to ensure that the CASL is implemented in an effective manner while limiting the burden imposed on legitimate Canadian businesses. However, there can be no assurance that such objectives will be achieved. It is anticipated that the CASL will come into force in late 2013 or early 2014 and will include a transition period.

If we fail to maintain network operating performance, this could have an adverse effect on our reputation, business and financial performance.

Our residential and business customers require reliable speed, very high availability and dependable performance from our wireline, wireless and satellite networks. If we fail to provide reliable functional services, including as a result of a core network outage affecting a large number of customers, or to design processes and redundancies that ensure the highest standards of performance are associated with our brand in the context of increasing customer demand, or to test, implement and monitor appropriate response strategies and protocols to maintain service availability and consistency in the event of disastrous events, this could have an adverse effect on our reputation, financial performance and ability to retain existing customers and attract new ones.

The demand for TV and other bandwidth-intensive applications on the Internet, as well as the volume of wireless data-driven traffic, have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate, especially, in the case of wireless data-driven traffic, due to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks and result in network performance issues. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts in order to provide additional capacity and reduce network congestion on our Internet and wireless networks. We may not be able to recover all or part of these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and financial performance.

Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities and other assets.

Our operations depend on how well we protect our wireline, wireless and satellite networks (including transport facilities, communications switches, routers, microwave links, cell sites and other equipment), facilities, electronic and physical records and other assets, as well as the information stored in our data centres, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber attacks (including hacking, computer viruses or other breaches of network or IT security), disabling devices, acts of war or terrorism, sabotage, vandalism and other events. The risk associated with protection of assets and services is increased in the case of certain important points of service provision where complete redundancy is not possible or has not yet been fully implemented. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, facilities and other assets. Any of the above-mentioned events, as well as the failure to complete the planned replacement, maintenance or upgrade of our networks, equipment, facilities and other assets due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources, result in significant remediation costs or the theft, leakage or loss of sensitive competitive information, cause difficulty in accessing materials to defend legal cases or a loss of subscribers, or impair our ability to attract new subscribers, which in turn could have an adverse effect on our business and financial performance. Our operations also depend on our ability to protect the privacy of confidential customer and employee information stored in our data centres against theft. The theft of such information could adversely affect our reputation and customer relationships and expose us to claims of damages by customers and employees.

We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance. Failure to understand evolving technologies and optimize network deployment timelines considering customer demand and competitor activities could have an adverse effect on our business and financial performance.

We operate in markets that are affected by constant technological change, evolving industry standards, changing customer needs, frequent introductions of new products and services, and short product life cycles. Rapidly evolving technology brings new service opportunities through transformational change or redeployment of existing infrastructure to new applications on an almost continuous basis. We must constantly secure and protect the relevance of our services and products and their positions in the value chain as market expectations evolve. We are challenged to generate more revenue from our media and telecom network assets by constant market and technological changes such as the proliferation of cheaper IP-based communications, OTT delivery mechanisms, the influence of global brands such as Apple, Google, Netflix, YouTube and Facebook, the introduction of cloud services and new technologies such as IP-based PVRs. Investment in our networks and in new technologies, products and services and our ability to launch, on a timely basis, such technologies, products and services that will gain market acceptance are critical to increasing the number of our subscribers and achieving our financial performance objectives.

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Management’s Discussion and Analysis

Ongoing technology advancement, in conjunction with changing market demand and competition, continues to put significant pressure on our networks to deliver more bandwidth and higher speeds to our customers. Network buildouts require strategic capital investment within Bell’s capital intensity target based on an understanding of market demographics, technology evolution and, in the case of wireless networks, spectrum needs and availability coupled with strong relationships with suppliers, municipalities and landlords for equipment deployments and network expansions. Failure to understand evolving technologies, or to evolve in the appropriate direction in an environment of constantly changing business models, or to optimize network deployment timelines considering customer demand and competitor activities could have an adverse impact on our business and financial results.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services.

There is no assurance that we will be successful in developing, implementing or marketing new technologies, products, services or enhancements in a reasonable timeframe, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense.

Our business plan and subscriber acquisition targets assume that we will upgrade and deploy networks within predetermined schedules and within Bell’s capital intensity target. There can be no assurance that we will meet our schedules or Bell’s capital intensity target. In particular, the construction and deployment of networks require the issuance of municipal consents for the installation of network equipment on municipal property. There is no assurance that such municipal consents will be issued or that they will be issued in time to meet our expected deployment schedules.

The failure to upgrade and deploy our networks within our predetermined schedules and capital intensity target or to successfully develop, implement and market within a reasonable timeframe new technologies, products, services or enhancements that gain market acceptance, could have an adverse effect on our business and financial performance.

The failure to implement, on a timely basis, or maintain effective IT systems, and the complexity and costs of our IT environment, could have an adverse effect on our business and financial performance.

We currently use a very large number of highly complex interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking, distribution, show production, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed to be implemented. This is typical of incumbent telecommunications service providers that support a wide variety of legacy and emerging telephony, mobility, data and TV services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be successfully implemented, or that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain effective IT systems on a timely basis, or fail to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse effect on our business and financial performance.

In addition, any of the events referred to above in the section entitled Risks that Could Affect Our Business and Results – Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities and other assets, including, in particular, cyber attacks, sabotage, unauthorized access, fire and natural disasters, could cause damage to our IT systems and have an adverse effect on our business and financial performance.

Adverse economic conditions, adverse conditions in the financial markets or the level of retail and commercial activity could have a negative impact on demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity, could have a negative impact on the demand for our wireline and wireless products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial position and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our financial performance.

A large part of Bell Media’s revenue from its TV and radio broadcasting businesses is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. An economic

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Management’s Discussion and Analysis

downturn tends to make it more difficult for Bell Media to maintain or increase advertising revenues. Certain advertisers have historically been sensitive to general economic cycles and, as a result, Bell Media’s business and financial performance could be negatively affected by a downturn in the economy or a recession.

Our operational and financial objectives for 2013 may not be achieved should economic growth be slower than currently anticipated.

Strategic development is critical to the long-term success of any organization. Consequently, we continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our six strategic imperatives. Should we fail to achieve any of our strategic imperatives, this could have an adverse effect on our future growth, business and financial results.

Executing on our strategic imperatives requires shifts in employee skills, capital investments to implement our strategies and operating priorities, and targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects.

Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues. The inability to continue to reduce costs could have an adverse effect, in particular, on our wireline segment’s profitability.

Improved customer service and an enhanced perception of Bell’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. There is a risk that we will not be able to retain existing customers or acquire new ones if our products, services and service experience do not meet customer demands. There is also a risk that the increasing complexity of our networks could hinder the effective management of our services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex sub-systems working together. The increased complexity in conjunction with the continuing growth of our Bell Fibe TV business could hinder our ability to efficiently manage and deliver service to our customers, and thus increase our costs of providing the service. Furthermore, the increasing number of smartphone users and our growing Bell Fibe TV customer base could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on the quality of customer service and on our costs of providing this service.

Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions. There is a risk that customer service improvements will not be achieved or that, even if achieved, will not necessarily lead to an enhanced public perception of Bell’s service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our financial performance. Finally, there is a risk that customer operations initiatives that we may implement will fail to reduce call volumes, which could lead to increased costs or reduced service levels, resulting in lower customer satisfaction.

If we are unable to achieve any or all of our strategic imperatives, our business and financial performance could be adversely affected.

We may be required to increase contributions to our post-employment benefit plans in the future.

The funding requirements of our post-employment benefit plans, based on valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in both public equity and debt securities. As a result, the ability of our post-employment benefit plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.

Our expected funding for 2013 is in accordance with the latest post-employment benefit plans valuations as of December 31, 2011 filed in June 2012, adjusted to reflect 2012 returns and market conditions at the end of 2012, and takes into account voluntary contributions of $500 million in 2009 and $750 million in each of 2010, 2011 and 2012. December 31, 2012 valuation results, to be filed with pension authorities by June 30, 2013, may impact actual funding for 2013.

Ineffective change management could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business units and new business acquisitions must be carefully managed to ensure that we capture the intended benefits of such changes. Ineffective

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change management may adversely affect our business and negatively impact the achievement of our strategic imperatives. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits or will not have a negative impact on our operations, financial performance, employee engagement or customer service.

The complexity of our product offerings and pricing plans could have an adverse effect on our business and financial performance.

Our product offerings and related pricing plans are vast and may be too complex for customers to fully evaluate or for Bell to effectively implement and manage. We rely on multiple billing systems, marketing databases and a myriad of rate plans, promotions and product offerings that create complexity in our operations and may lead to billing errors, adversely affect client satisfaction and retention, and limit our ability to initiate or respond quickly to marketplace changes or achieve targeted cost reductions.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 46% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our customer relationships and financial performance. In addition, work disruptions experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, including work slowdowns or work stoppages due to strikes, could harm our business, including our customer relationships and financial performance.

The following collective agreements covering 100 or more employees will expire in 2013:

  the collective agreement between the Confédération des Syndicats Nationaux and Le Réseau des sports (RDS) Inc. covering approximately 155 employees will expire on April 10, 2013 the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 5,700 clerical employees will expire on May 31, 2013 the collective agreement between the Teamsters and Bell Aliant covering approximately 160 craft employees will expire on July 22, 2013 the collective agreement between the CEP and CFPL-TV, a division of CTV Limited (now Bell Media Inc.), covering approximately 105 employees will expire on August 31, 2013 the collective agreement between the CEP and Bell Canada covering approximately 100 operators will expire on November 24, 2013 the collective agreement between the CEP and Bell Canada covering approximately 835 sales employees will expire on December 31, 2013 the collective agreement between the International Brotherhood of Electrical Workers and Northwestel covering approximately 385 clerical and craft employees will expire on December 31, 2013 the collective agreement between the CEP and CFCF Television, a division of Bell Media Inc., covering approximately 115 employees will expire on December 31, 2013.

In addition, the following describes the status of a collective agreement covering 100 or more employees that has already expired and for which a new collective agreement has not yet been ratified:

  the collective agreement between the CEP and Bell Aliant covering approximately 145 clerical employees expired on May 31, 2012. Following a federal mediation and conciliation services process which took place in February 2013, the CEP agreed to present a proposal from Bell Aliant to its members.

Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, abilities, engagement and expertise of our employees and, particularly, of our senior executives and other key employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. If we fail to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, this could have an adverse impact on our ability to attract and retain talent and drive performance across the organization.

An important component of our retention strategy for our key personnel is our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

Finally, deterioration in employee morale and engagement resulting from staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available from only a limited number of

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suppliers, some of which dominate their global market. We compete globally with other telecommunications service providers for access to critical products and services that are provided by such third-party suppliers. Access to such key products and services on a basis allowing us to meet customer demand is critical to our ability to retain existing customers and acquire new ones.

If, at any time, suppliers cannot provide us with critical products or services including, without limitation, IT services and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll-out our advanced services, and the quality of our services and networks, may be negatively impacted. As well, network deployment and expansion could be impeded, and our business, strategy and financial performance could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors including, without limitation, natural disasters (including seismic events and severe weather-related events such as ice, snow or wind storms, flooding, hurricanes, tornadoes and tsunamis), general economic and financial market conditions, the intensity of competitive activity, labour disruptions, the availability of and access to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

In addition, if we fail to optimize the supply chain with suppliers and vendors, or to ensure that effective governance and controls are applied to suppliers and vendors to ensure compliance with relevant laws and regulatory requirements and properly manage the contracting process, this could adversely affect service delivery as well as our overall business and financial performance. Our supply chain includes key channel partners such as dealers, third-party retailers and big box stores that are important elements of our sales strategy. Failure to maintain an effective and competitive operating relationship with these channel partners could impact our ability to service customer requirements and to maintain an appropriate presence in the marketplace among our direct competitors.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties, strikes or other work disruptions, bankruptcies or other insolvency proceedings, or other events including, but not limited to, those referred to above in the section entitled Risks that Could Affect Our Business and Results – Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities and other assets, could have an adverse effect on our networks, services, business and financial performance.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with the assumptions built into our business and financial plans, including contingent and off-balance sheet liabilities. Our ability to meet our cash requirements and provide for planned growth depends on us having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, regulatory, technological, economic, financial and other risk factors described in this MD&A, most of which are not within our control. Also, our cash flows could be adversely impacted by the quality of, and our level of success in collecting, trade receivables through the use of our employees, systems and technology.

In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets, including securitized trade receivables.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, sovereign credit concerns in Europe, fiscal and public indebtedness issues in the United States, increased bank capitalization regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are provided by various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts, due to the risk factors mentioned above.

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If we cannot raise the capital we need to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations or on our growth prospects.

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We continue to migrate voice and data traffic from our legacy circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that depend on circuit-based infrastructure and for which there is now very low customer demand. This is necessary to improve capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customer complaints or regulatory actions. If we cannot discontinue these services and have to maintain the operational status of the affected legacy infrastructures longer than planned, we will not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

Satellites used by Bell TV are subject to significant operational risks that could have an adverse effect on Bell TV’s business and financial performance.

Pursuant to a set of commercial arrangements between Bell TV and Telesat, Bell TV currently has four satellites under contract with Telesat, including Nimiq 6, which was successfully launched and brought into full service in mid-2012. Telesat operates or directs the operation of these satellites.

Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.

Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in many customers terminating their subscriptions to Bell TV’s DTH satellite TV service.

The theft of our DTH satellite TV services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its DTH satellite TV services. As is the case for all other TV distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

Bell Media’s revenues are significantly dependent on the sale of advertising.

A large part of Bell Media’s revenues from its TV and radio broadcasting businesses is derived from the sale of advertising. In addition to the previously discussed impact of prevailing economic conditions on the demand for advertising, most of Bell Media’s advertising contracts are short-term and are cancellable on relatively short notice. Furthermore, as previously discussed, Bell Media’s advertising revenues are also affected by competitive pressures and, as discussed below, technological changes.

There can be no assurance that Bell Media’s TV and radio programming will be successful in attracting and retaining viewers and listeners given the unpredictability and volatility of viewer and listener preferences, competitive programming from other channels and stations, and an increasing number of alternative forms of entertainment. A significant number of advertisers base a substantial part of their purchasing decisions on audience ratings. If Bell Media’s TV and radio ratings were to decrease substantially, Bell Media’s advertising sales volumes and the rates that it charges to advertisers could be adversely affected.

New technology and increasing fragmentation in TV and radio markets could have an adverse effect on Bell Media’s business and financial performance.

TV and radio advertising revenue depends largely on the potential audience size and the attractiveness of programming. The market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers. New technologies and alternative distribution platforms such as VoD, personal video/audio platforms, video and audio services over mobile devices and the Internet, including OTT content offerings such as Netflix, and satellite radio could influence changes in consumer behaviour and patterns, resulting in a negative impact on the audience size for our broadcast services. In addition, the increasing use of PVRs could influence Bell Media’s ability to generate TV advertising revenues as viewers are more capable of skipping broadcast advertising. As a result, there is no assurance that Bell Media will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Additionally, new technologies and changes in broadcasting standards could result in the need to invest in the improvement or replacement of our current equipment and platforms. This could require us to incur significant unplanned expenses.

Health concerns about radiofrequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

Many studies have been performed over the past two decades to assess whether wireless networks, base stations or mobile phones pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical

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conditions, while other studies could not establish such a link between adverse health effects and low-level, long-term exposure to radiofrequency emissions. In May 2011, a working group of the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans. The IARC noted that a slight positive association has been observed between the use of mobile phones and certain brain cancers for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. A 2012 study by the Norwegian Ministry of Health came to very similar conclusions. The IARC has classified 267 items as possibly carcinogenic to humans, including chloroform, coffee and nickel. The IARC called for additional research into long-term heavy use of mobile phones and, pending the availability of this additional research, recommended that pragmatic measures be taken to reduce exposure, such as the use of hands-free devices or texting. There can be no assurance that future health studies or government regulations concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. Actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, relocating wireless towers or addressing incremental legal requirements, product liability lawsuits, or reduced outside financing being available to the wireless communications industry. In addition, public protest could result in a slower deployment of, or in our inability to deploy, new wireless networks, towers and antennas. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meet all applicable safety requirements. Epidemics, pandemics and other health risks could also occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

BCE is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including, in particular, its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization is structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE reviews from time to time the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain senior executives and other employees, make strategic acquisitions or enter into joint ventures.

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

Economic volatility, the complexity of modern networks and the increasing sophistication of criminal organizations create challenges in monitoring, preventing and detecting fraudulent activities. Fraud affecting BCE has evolved beyond the traditional subscription fraud and now includes usage, technical, prepaid, distribution and occupational fraud. The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

The expected timing and completion of the proposed acquisition of Astral is subject to CRTC approval, closing conditions and other risks and uncertainties. Accordingly, there can be no certainty that the transaction will be completed or that anticipated benefits will be realized.

The expected timing and completion of the proposed acquisition of Astral by BCE is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the CRTC. Refer to About Our Business – Proposed Acquisition of Astral and to Astral’s Notice of Special Meeting of Shareholders and Management Information Circular dated April 19, 2012 (Circular) for a detailed description of the relevant closing conditions, termination rights and other risks and uncertainties applicable to the proposed transaction, subject

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to the changes made to the information set out in the Circular by the amending agreement entered into by Astral and BCE on November 19, 2012, which agreement was filed by Astral with the Canadian securities regulatory authorities together with a related material change report.

BCE is proposing to acquire Astral to strengthen its competitive position in the communications industry, particularly in French-language broadcasting in Québec, and to create the opportunity to realize certain benefits. Achieving the anticipated benefits depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on BCE’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of BCE. The consummation of the proposed transaction and integration require the dedication of substantial management effort, time and resources which may divert management’s focus from other strategic opportunities and operational matters during this process. The consummation of the proposed transaction and the integration process may lead to greater-than-expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for BCE and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

In addition, BCE may be required to assume greater-than-expected liabilities due to undisclosed liabilities of Astral existing at the time of completion of the proposed transaction. Furthermore, BCE’s consolidated financial results may, following completion of the proposed transaction, become more cyclical and more subject to risks affecting the media industry as a result of operating a larger media business.

The completion of the divestitures set forth in the consent agreement entered into with the Competition Bureau and in the proposal submitted to the CRTC, including the proposed sale to Corus of Astral’s share of certain TV joint ventures and certain radio assets, and the proposed auction process for the sale of certain TV assets and radio stations, are subject to closing conditions, termination rights and other risks and uncertainties including without limitation, approval by the CRTC and the Competition Bureau. Accordingly, there can be no assurance that the proposed sale transactions will occur. In the case of the proposed sale transaction to Corus, there is also no assurance that it will occur on the terms and conditions currently contemplated, and such proposed sale could be modified, restructured or terminated. Unless the required divestitures can be completed by the time BCE’s acquisition of Astral is completed, the assets to be divested will from that time be held in trust until completion of their respective divestiture processes.

Risk Management Practices

At BCE, the full board of directors is entrusted with the responsibility for identifying and overseeing the significant risks to which BCE’s business is exposed and ensuring there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A significant risk is generally defined as an exposure that has the potential to materially impact BCE’s ability to meet or support its business objectives. The board of directors delegates responsibility for the execution of certain elements of the risk oversight program to board committees in order to ensure appropriate expertise, attention and diligence, with reporting to the board of directors in the ordinary course.

Management undertakes an enterprise-wide process to identify, classify, assess and report on BCE’s significant risks and mitigation strategies. This work takes into account the results from an annual enterprise-wide online risk survey sent to all senior management at or above the vice-president level. For a detailed explanation of the material risks applicable to BCE and its affiliates, see the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results. Risk information is reviewed by committees of the board of directors and/or the full board throughout the year and business leaders present updates on the execution of business strategies, risks and mitigation activities.

The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. The Audit Committee reviews a risk report on a semi-annual basis and regularly considers risks such as those relating to financial reporting, legal proceedings, physical security, performance of critical infrastructure, information security, privacy and records management, business continuity and the environment. The Audit Committee considers the effectiveness of the operation of BCE’s internal control procedures and reviews reports from BCE’s internal audit group and BCE’s external auditors. As part of its risk management process activities, the Audit Committee ensures that significant risks identified are referred to a board committee or the full board for oversight, as appropriate. The Management Resources and Compensation Committee, which acts as the human resources committee of the board of directors, considers risks which include those relating to compensation, succession planning and health and safety practices, while an important focus for the Pension Fund Committee is risks associated with Bell Canada’s post-employment benefit obligations. Oversight of certain other risks, such as our competitive and regulatory environment, customer service, strategy development, strategic network evolution, information technology and business integration is retained by the full board of directors.

BCE’s internal audit group develops its annual plan leveraging a range of considerations which include a risk-based review of business activities, related processes and supporting controls. On a quarterly basis, the internal audit group reports to the Audit Committee on the results of internal audits and on specific areas identified for improvement. The internal audit group also seeks to promote effective risk management in BCE’s lines of business and takes an active role in supporting them in fulfilling their risk reporting responsibilities to the board of directors.

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OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2 to the consolidated financial statements for more information about the accounting principles we use to prepare our consolidated financial statements.

Critical Accounting Estimates and Key Judgements

When preparing financial statements, management makes estimates and judgements relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgements are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgements described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimate and judgement were made, and changes to these estimates and judgements could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgements described in this section with the Audit Committee of our board of directors.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgements are described below.

Estimates

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, if needed.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or in our intended use of these assets, as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the original assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of fibre optic cable (excluding submarine cable) from 20 to 25 years, certain customer premise equipment from 3 and 8 years to 5 years, certain IT and network software from a range of 3 to 5 years to a range of 3 to 12 years, and certain broadcasting equipment from 15 to 20 years to better reflect their useful lives. The changes will be applied prospectively effective January 1, 2013 and will decrease depreciation and amortization expense for these assets for the year ended December 31, 2013, by approximately $100 million.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

We make a number of estimates when calculating fair value using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate. When impairment charges occur they are recorded in Other income.

GOODWILL IMPAIRMENT

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) to which goodwill is allocated and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. We assess goodwill impairment at the level of each CGU or group of CGUs likely to benefit from acquisition-related synergies within an operating segment.

We identify any potential impairment by comparing the carrying value of a CGU to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience,

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actual operating results and business plans. When the recoverable amount of a CGU is less than its carrying value, the recoverable amount is determined for all its identifiable assets and liabilities. The excess of the recoverable amount of the CGU over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment losses may not be reversed.

We make a number of estimates when calculating the recoverable amount of goodwill using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.

Any changes in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

There was no goodwill impairment charge in 2012. In 2011, we recorded a $17 million goodwill impairment charge in Other income of a CGU within Bell Wireline that will cease operations in 2013.

DEFERRED TAXES

The amount of deferred tax assets, which is limited to the amount that is probable to be realized, is estimated with consideration given to the timing, sources and amounts of future taxable income.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under the contract exceed the expected benefits to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows.

CONTINGENCIES

We become involved in various litigations as a part of our business. Pending litigations represent a potential cost to our business.

We accrue a potential loss if we believe the loss is probable and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities. We estimate the amount of the loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

If the final resolution of a legal or regulatory matter results in a judgement against us or requires us to pay a large settlement, it could have a material effect on our consolidated financial statements in the period in which the judgement or settlement occurs. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform an actuarial valuation at least every three years to determine the actuarial present value of the post-employment benefit and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, the expected long-term rate of return on post-employment benefit plan assets, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and assumed results in benefit obligations and plan performance in other comprehensive income (OCI), which are then recognized immediately in the deficit.

The two most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate used to value the post-employment benefit obligations and the expected long-term rate of return on post-employment benefit plan assets.

Discount Rate

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations. It is based on the yield on long-term high-quality corporate fixed-income investments, with maturities matching the estimated cash flows from the post-employment benefit plan. A lower discount rate results in higher post-employment benefit obligations and higher post-employment benefit plans deficit.

74   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

We determine the appropriate discount rate at the end of each year.

Expected Long-Term Rate of Return

The expected long-term rate of return used until the end of 2012 was a weighted average of estimated long-term returns on each of the major plan asset categories in our pension funds. Poor fund performance results in a lower fair value of the plan assets and a higher post-employment benefit plans deficit.

We determine the appropriate expected long-term rate of return at the end of each year.

Discount Rate Sensitivity Analysis

Starting in 2013, the expected long-term rate of return will be the same as the discount rate as required by International Accounting Standards (IAS) 19. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net post-employment benefit plans cost for 2013 and the employee benefit obligations at December 31, 2013.

		IMPACT ON POST-
	IMPACT ON NET	EMPLOYMENT
	POST-EMPLOYMENT	BENEFIT
	BENEFIT PLANS COST	OBLIGATIONS AT
	FOR 2013	DECEMBER 31, 2013
	INCREASE	INCREASE
	(DECREASE)	(DECREASE)
Discount rate increased to 4.9%
Bell Wireline	(60)	(1,139)
Bell Wireless	(3)	(24)
Bell Media	(2)	(33)
Bell Aliant	(16)	(296)
Total	(81)	(1,492)
Discount rate decreased to 3.9%
Bell Wireline	56	1,212
Bell Wireless	2	24
Bell Media	2	35
Bell Aliant	15	315
Total	75	1,586

Judgements

MULTIPLE ELEMENT ARRANGEMENTS

Determining the amounts of revenue to be recognized for multiple element arrangements requires judgement to establish the separately identifiable components and the allocation of the total price between those components.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that is currently available.

Management judgement is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

Recent Changes To Accounting Standards

The IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the days immediately preceding the end of a reporting period. This amendment came into effect for annual periods beginning on or after July 1, 2011. This amendment did not impact our disclosure since we were already in compliance.

Future Changes To Accounting Standards

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net DB pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities will segregate changes in the DB pension obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB pension plans. The amendments to IAS 19 must be applied retrospectively, with certain exceptions, for annual periods beginning on or after January 1, 2013. We will apply the amended standard for the fiscal year commencing January 1, 2013.

The amended standard will not affect our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income are as follows.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Net post-employment benefit plans interest expense increase	(242)	(208)
Net earnings decrease	(177)	(150)
Other comprehensive loss decrease	177	150
Earnings per share decrease	(0.22)	(0.18)

75   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

The following changes to IFRS are not expected to have a significant impact on our financial statements.

IFRS 9

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. In December 2011, the IASB amended IFRS 9, deferring the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendment also provides relief from restating comparative information and required disclosures in IFRS 7 – Financial Instruments: Disclosures.

IFRS 7

In December 2011, the IASB further amended IFRS 7 to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position. This amendment to IFRS 7 must be applied retrospectively for annual periods beginning on or after January 1, 2013.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013.

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 requires a joint venturer to account for its investment using the equity method. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January 1, 2013.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in OCI and their classification within OCI. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities. The amendments to IAS 32 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

76   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

EFFECTIVENESS OF INTERNAL CONTROLS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian or U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under such laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (CEO) and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2012, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2012.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2012, based on the framework and criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2012. There were no material weaknesses that have been identified by management as at December 31, 2012.

There have been no changes during the year ended December 31, 2012 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

77   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s 2012 consolidated financial statements.

We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	2012	2011
Net earnings	3,053	2,574
Severance, acquisition and other costs	133	409
Depreciation	2,674	2,538
Amortization	714	723
Finance costs
Interest expense	865	853
Interest on post-employment benefit obligations	958	973
Expected return on post-employment benefit plan assets	(1,069)	(1,032)
Other income	(270)	(129)
Income taxes	825	720
EBITDA	7,883	7,629

Adjusted Net Earnings and Adjusted EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	2012		2011
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	2,624	3.39	2,221	2.88
Severance, acquisition and other costs	94	0.12	282	0.37
Net gains on investments	(256)	(0.33)	(89)	(0.12)
Adjusted net earnings	2,462	3.18	2,414	3.13

78   BCE Inc.   |   2012 Annual Report   |

Management’s Discussion and Analysis

Free Cash Flow

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2012	2011
Cash flows from operating activities	5,552	4,869
Bell Aliant dividends/distributions to BCE	191	214
Capital expenditures	(3,515)	(3,256)
Cash dividends paid on preferred shares	(133)	(118)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(340)	(315)
Acquisition costs paid	101	70
Bell Aliant free cash flow	(186)	47
Free cash flow	1,670	1,511

79   BCE Inc.   |   2012 Annual Report   |

Consolidated FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.

The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Chartered Professional Accountants, has audited the financial statements.

Management has prepared the financial statements according to International Financial Reporting Standards (IFRS). Under IFRS, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 124 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 7, 2013

82   BCE Inc.   |   2012 Annual Report   |

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the board of directors and shareholders of BCE Inc.

We have audited the accompanying consolidated financial statements of BCE Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012, and December 31, 2011, and the consolidated income statements and statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte LLP(1)
Independent Registered Chartered Professional Accountants

Montréal, Canada

March 7, 2013

(1) CPA auditor, CA, public accountancy permit No. A104644

83   BCE Inc.   |   2012 Annual Report   |

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE	2012	2011
Operating revenues	3	19,975	19,497
Operating costs	4	(12,092)	(11,868)
Severance, acquisition and other costs	5	(133)	(409)
Depreciation	12	(2,674)	(2,538)
Amortization	13	(714)	(723)
Finance costs
Interest expense	6	(865)	(853)
Interest on post-employment benefit obligations	20	(958)	(973)
Expected return on post-employment benefit plan assets	20	1,069	1,032
Other income	7	270	129
Earnings before income taxes		3,878	3,294
Income taxes	8	(825)	(720)
Net earnings		3,053	2,574

Net earnings attributable to:
Common shareholders		2,624	2,221
Preferred shareholders		139	119
Non-controlling interest		290	234
Net earnings		3,053	2,574

Net earnings per common share
Basic	9	3.39	2.88
Diluted	9	3.39	2.88

Average number of common shares outstanding – basic (millions)		774.3	771.4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2012	2011
Net earnings		3,053	2,574
Other comprehensive loss, net of income taxes
Net change in value on available-for-sale financial assets, net of income taxes of nil for 2012 and 2011		1	(101)
Net change in value on derivatives designated as cash flow hedges, net of income taxes of ($1) million and ($11) million for 2012 and 2011, respectively		(10)	29
Actuarial losses on post-employment benefit plans, net of income taxes of $462 million and $253 million for 2012 and 2011, respectively	20	(1,229)	(686)
Other comprehensive loss		(1,238)	(758)
Total comprehensive income		1,815	1,816

Total comprehensive income attributable to:
Common shareholders		1,475	1,442
Preferred shareholders		139	119
Non-controlling interest		201	255
Total comprehensive income		1,815	1,816

84   BCE Inc.   |   2012 Annual Report   |

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		DECEMBER 31,	DECEMBER 31,
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2012	2011
ASSETS
Current assets
Cash		117	130
Cash equivalents		10	45
Trade and other receivables	10	2,910	3,113
Current tax receivable		36	43
Inventory	11	392	427
Prepaid expenses		301	262
Other current assets		145	152
Total current assets		3,911	4,172
Non-current assets
Property, plant and equipment	12	20,007	18,785
Intangible assets	13	8,087	8,013
Deferred tax assets	8	244	329
Investments in associates and joint ventures	14	897	307
Other non-current assets	15	637	629
Goodwill	16	7,185	7,185
Total non-current assets		37,057	35,248
Total assets		40,968	39,420

LIABILITIES
Current liabilities
Trade payables and other liabilities	17	3,915	4,077
Interest payable		128	134
Dividends payable		453	415
Current tax liabilities		113	47
Debt due within one year	18	2,136	2,106
Total current liabilities		6,745	6,779
Non-current liabilities
Long-term debt	19	13,886	12,721
Deferred tax liabilities	8	761	881
Post-employment benefit obligations	20	3,422	2,719
Other non-current liabilities	21	1,429	1,561
Total non-current liabilities		19,498	17,882
Total liabilities		26,243	24,661
Commitments and contingencies	25

EQUITY
Equity attributable to BCE shareholders
Preferred shares	23	3,395	3,115
Common shares	23	13,611	13,566
Shares subject to cancellation	23	–	(50)
Contributed surplus	23	2,557	2,527
Accumulated other comprehensive (loss) income		(6)	5
Deficit		(5,682)	(5,385)
Total equity attributable to BCE shareholders		13,875	13,778
Non-controlling interest		850	981
Total equity		14,725	14,759
Total liabilities and equity		40,968	39,420

85   BCE Inc.   |   2012 Annual Report   |

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				ATTRIBUTABLE TO BCE SHAREHOLDERS
						ACCUMU- LATED OTHER COMPREHEN- SIVE (LOSS) INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012 (IN MILLIONS OF CANADIAN DOLLARS)				SHARES					NON-
				SUBJECT	CONTRI-				CONTROL-
		PREFERRED	COMMON	TO CANCEL-	BUTED				LING	TOTAL
	NOTE	SHARES	SHARES	LATION	SURPLUS		DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings		–	–	–	–	–	2,763	2,763	290	3,053
Other comprehensive loss		–	–	–	–	(11)	(1,138)	(1,149)	(89)	(1,238)
Total comprehensive (loss) income		–	–	–	–	(11)	1,625	1,614	201	1,815
Preferred shares issued	23	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan	23	–	43	–	(4)	–	–	39	–	39
Common shares issued under employee savings plan	23	–	48	–	–	–	–	48	–	48
Common shares repurchased and cancelled	23	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	23	–	–	50	–	–	–	50	–	50
Other share-based payments		–	–	–	37	–	(3)	34	5	39
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(1,858)	(1,858)	–	(1,858)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	(348)	(348)
Equity securities issued by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	11	11
Balance at December 31, 2012		3,395	13,611	–	2,557	(6)	(5,682)	13,875	850	14,725

FOR THE YEAR ENDED DECEMBER 31, 2011 (IN MILLIONS OF CANADIAN DOLLARS)

Balance at January 1, 2011		2,770	12,691	–	2,579	66	(7,952)	10,154	14	10,168
Net earnings		–	–	–	–	–	2,340	2,340	234	2,574
Other comprehensive loss		–	–	–	–	(74)	(705)	(779)	21	(758)
Total comprehensive (loss) income		–	–	–	–	(74)	1,635	1,561	255	1,816
Preferred shares issued	23	345	–	–	–	–	(11)	334	–	334
Common shares issued under stock option plan	23	–	172	–	(20)	–	–	152	–	152
Common shares repurchased and cancelled	23	–	(61)	–	(4)	–	(78)	(143)	–	(143)
Common shares subject to cancellation	23	–	–	(50)	–	–	–	(50)	–	(50)
Other share-based payments		–	–	–	26	–	3	29	8	37
Common shares issued for the acquisition of CTV	23, 27	–	764	–	–	–	–	764	–	764
Acquisition of CTV	27	–	–	–	–	–	–	–	215	215
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(1,698)	(1,698)	–	(1,698)
Dividends/distributions declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	(284)	(284)
Equity securities issued by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	394	394
Equity transaction with non-controlling interest		–	–	–	(54)	–	–	(54)	48	(6)
Conversion of fund unit liability(1)		–	–	–	–	13	2,716	2,729	331	3,060
Balance at December 31, 2011		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759

(1)	On January 1, 2011, when Bell Aliant changed from an income fund structure to a corporate structure, the Bell Aliant trust units (fund units) were exchanged one-for-one into common shares.

86   BCE Inc.   |   2012 Annual Report   |

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2012	2011
Cash flows from operating activities
Net earnings		3,053	2,574
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	133	409
Depreciation and amortization	12, 13	3,388	3,261
Net post-employment benefit plans cost	20	114	182
Net interest expense	6, 7	859	832
Gains on investments	7	(256)	(89)
Income taxes	8	825	720
Contributions to post-employment benefit plans	20	(1,192)	(1,491)
Payments under other post-employment benefit plans	20	(73)	(75)
Severance and other costs paid		(232)	(438)
Acquisition costs paid		(101)	(70)
Interest paid		(835)	(795)
Income taxes paid (net of refunds)		(280)	(130)
Net change in operating assets and liabilities		149	(21)
Cash flows from operating activities		5,552	4,869
Cash flows used in investing activities
Capital expenditures		(3,515)	(3,256)
Business acquisitions	27	(13)	(680)
Increase in investments		(593)	(12)
Other investing activities		28	64
Cash flows used in investing activities		(4,093)	(3,884)
Cash flows used in financing activities
Increase in notes payable and bank advances		377	30
Reduction in securitized trade receivables		(15)	(318)
Issue of long-term debt		1,055	2,314
Repayment of long-term debt		(946)	(2,350)
Issue of common shares		39	152
Issue of preferred shares	23	280	345
Issue of equity securities by subsidiaries to non-controlling interest		11	403
Repurchase of common shares	23	(107)	(143)
Cash dividends paid on common shares		(1,683)	(1,520)
Cash dividends paid on preferred shares		(133)	(118)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(340)	(315)
Other financing activities		(45)	(61)
Cash flows used in financing activities		(1,507)	(1,581)
Net (decrease) increase in cash		(13)	1
Cash at beginning of period		130	129
Cash at end of period		117	130
Net decrease in cash equivalents		(35)	(597)
Cash equivalents at beginning of period		45	642
Cash equivalents at end of period		10	45

87   BCE Inc.   |   2012 Annual Report   |

Notes TO CONSOLIDATED FINANCIAL STATEMENTS

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

Note 1 CORPORATE INFORMATION

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander Graham-Bell, Building A, 8th floor, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting services to customers across Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 7, 2013.

Note 2 SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presentation

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

All amounts are in millions of Canadian dollars, except where noted.

Functional Currency

The financial statements are presented in Canadian dollars, the company’s functional currency.

B) Basis of Consolidation

We consolidate the financial statements of all our subsidiaries. Subsidiaries are entities we control, where control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or sold during the year are consolidated from the date of acquisition and up to the date of disposal. Where necessary, adjustments are made to the financial statements of subsidiaries to conform their accounting policies with ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in BCE’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on net earnings or on other comprehensive income.

At December 31, 2012, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to appoint a majority of the board of directors of Bell Aliant and, therefore, controls Bell Aliant.

C) Revenue Recognition

We recognize revenues from the sale of products or the rendering of services when they are earned; specifically when all the following conditions are met:

  the significant risks and rewards of ownership are transferred to customers and we retain neither continuing managerial involvement nor effective control there is clear evidence that an arrangement exists

  the amount of revenue and related costs can be measured reliably it is probable that the economic benefits associated with the transaction will flow to the company.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

  advertising revenue, net of agency commissions, when advertisements are aired or posted on the Internet revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met.

We measure revenues at the fair value of the arrangement consideration. We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Trade payables and other liabilities or in Other non-current liabilities on the consolidated statements of financial position (statements of financial position).

Revenues are reduced for customer rebates and allowances and exclude sales and other taxes we collect from our customers.

We expense subscriber acquisition costs when the related services are activated.

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Notes to Consolidated Financial Statements

Multiple-Element Arrangements

We enter into arrangements that may include the sale of a number of products and services together, notably in our wireless and video product lines and to our business customers. When two or more products or services have value to our customers on a stand-alone basis, we separately account for each product or service according to the methods previously described. The total price to the customer is allocated to each product or service based on its relative fair value. When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

If the conditions to account separately for each product or service are not met, we recognize revenue proportionately over the term of the sale agreement.

Subcontracted Services

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenue.

D) Share-Based Payments

Our equity-settled, share-based payment arrangements include stock option plans, restricted share units (RSUs), deferred share units (DSUs) and employee savings plans (ESPs).

Stock Options

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount paid and the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we recognize compensation expense equal to the market value of a BCE common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for equity-settled RSUs and a corresponding credit to a liability for cash-settled RSUs. Additional RSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs that are expected to vest and, for cash-settled RSUs, changes in the market value of BCE common shares. The effect of these changes is recognized in the period of the change. Upon settlement of the equity-settled RSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs are settled either in BCE common shares, in cash, in DSUs, or through a combination of these, depending on the terms of the grant.

DSUs

DSUs issued are recognized at the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESPs

We recognize our contributions under our ESPs as compensation expense. Employer ESP contributions accrue over a two-year vesting period. We credit contributed surplus for the ESP expense recorded over the vesting period, based on management’s estimate of the accrued contributions that are expected to vest. We adjust the deficit for any difference between the cost of shares purchased at the time of settlement and the amount previously credited to contributed surplus.

E) Income Taxes

Income tax expense is comprised of current and deferred taxes. It is recognized in the income statements, except to the extent that the expense relates to items recognized in other comprehensive income or directly in equity.

A current or non-current tax liability/asset is the estimated tax payable/receivable on taxable earnings for the current or past periods. We also record future tax liabilities, which are included in Other non-current liabilities.

We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax basis the carryforward of unused tax losses and credits, to the extent they can be used in the future.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.

Deferred tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

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Notes to Consolidated Financial Statements

Investment Tax Credits (ITCs), Other Tax Credits and Government Grants

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) Cash Equivalents

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

G) Securitization of Trade Receivables

Proceeds on the securitization of trade receivables are recognized as collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) Inventory

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or obsolete, calculated using an inventory ageing analysis.

I) Property, Plant and Equipment

We record property, plant and equipment at historical cost, except for certain assets that were valued at deemed cost on the changeover to IFRS. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, labour and overhead.

Borrowing costs are capitalized for qualifying assets if the time to build or develop is in excess of one year. We initially measure and record asset retirement obligations at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of the cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the recorded asset retirement obligation and record a corresponding amount in interest expense to reflect the passage of time. Gains or losses on the sale or retirement of property, plant and equipment are recognized in Other income.

Leases

Leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term liability at the lower of the fair value of the leased asset or the present value of the minimum lease payments. If there is reasonable certainty that the lease transfers ownership of the asset to us by the end of the lease term, the asset is amortized over its useful life. Otherwise, the asset is amortized over the shorter of its useful life and the lease term and the liability is measured at amortized cost using the effective interest method.

All other leases are classified as operating leases. Lease payments are expensed on a straight-line basis over the term of the lease.

J) Intangible Assets

Finite-life Intangible Assets

Finite-life intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any.

SOFTWARE

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost, labour and overhead.

Software development costs are capitalized when all the following conditions are met:

  technical feasibility can be demonstrated
  management has the intent and the ability to complete the asset for use or sale it is probable that economic benefits will be generated
  costs attributable to the asset can be measured reliably.

CUSTOMER RELATIONSHIPS

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

PROGRAM AND FEATURE FILM RIGHTS

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses. Programs and feature films under licence agreements are recorded as assets and liabilities for rights acquired and obligations incurred when:

  the company receives a broadcast master and the cost is known or reasonably determinable for new program and feature film licences the licence term commences for licence period extensions or syndicated programs.

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Notes to Consolidated Financial Statements

Programs and feature films are classified as non-current assets with related liabilities classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.

Indefinite-life Intangible Assets

Brand assets, mainly comprised of the Bell and Bell Media brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year.

Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

K) Depreciation and Amortization

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, if needed. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 50 years
Buildings	10 to 50 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	5 to 30 years
Program and feature film rights	Up to 5 years

L) Investments in Associates and Joint Ventures

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income on an after-tax basis. Investments are reviewed for impairment by comparing their recoverable amount to their carrying amount.

M) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in earnings immediately as a bargain purchase gain.

Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest and the consideration paid or received is attributed to owner’s equity.

N) Impairment of Non-financial Assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment tests, assets are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

Goodwill Impairment Testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) to which goodwill is allocated and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. We assess goodwill impairment at the level of each CGU or group of CGUs likely to benefit from acquisition-related synergies within an operating segment.

We identify any potential impairment by comparing the carrying value of a CGU to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU is less than its carrying value, the recoverable amount is determined for all its identifiable assets and liabilities. The excess of the recoverable amount of the CGU over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment losses are not reversed.

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Notes to Consolidated Financial Statements

RECOVERABLE AMOUNT

The value in use for our CGUs is determined by discounting five-year cash flow projections from business plans approved by senior management. The projections reflect management’s expectations of revenue, EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates of up to 1.5%. None of the perpetuity growth rates exceed the long-term historical growth rates.

The pre-tax discount rates, ranging from 7.0% to 9.1%, are applied to the five-year pre-tax cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

O) Financial Instruments

Derivatives Used as Economic Hedges

Derivatives not designated as hedging instruments are marked to market each reporting period. These derivatives are used to manage cash flow exposures related to share-based payment plans and capital expenditures. The changes in fair value of these financial assets and liabilities are recognized in Other income in the income statements.

Available-for-Sale (AFS) Financial Assets

Our portfolio investments in equity securities are classified as AFS and are presented in our statements of financial position as Other non-current assets. They have been designated as such based on management’s intentions or because they are not classified in any other categories. These securities are recorded at fair value on the date of acquisition, plus related transaction costs. Investments in publicly-traded and privately-held investments are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in other comprehensive income and are reclassified to Other income in the income statements when realized or when an impairment is determined. Equity income from investments is recorded in Other income in the income statements.

Trade and Other Receivables

Trade and other receivables, which include trade receivables and other short-term receivables, are measured at amortized cost using the effective interest method, net of any allowance for doubtful accounts. An allowance for doubtful accounts is established based on individually significant exposures or on historical trends. Factors considered when establishing an allowance include current economic conditions, historical information and the reason for the delay in payment. Amounts considered uncollectible are written off.

Other Financial Liabilities

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

Costs of Issuing Debt and Equity

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) Derivative Financial Instruments

We use derivative financial instruments to manage interest rate risk and foreign currency risk. We do not use derivative financial instruments for speculative or trading purposes.

Hedge Accounting

To qualify for hedge accounting, we document the relationship between the derivative and the exposure it hedges and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, a specific firm commitment, or a specific anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting.

FAIR VALUE HEDGES

Our fair value hedges consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Trade payables and other liabilities for swaps that mature within one year and in Other non-current assets or Other non-current liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other income in the income statements and offset, unless a portion of the hedging relationship is ineffective.

CASH FLOW HEDGES

Our cash flow hedges are used to mitigate foreign currency risk on certain long-term debt instruments and purchase commitments, as well as interest rate risk related to future debt issuances. We use foreign currency forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our consolidated statements of comprehensive income (statements of comprehensive income), except for any ineffective portion, which is recognized immediately in earnings. Realized gains and losses in Accumulated other comprehensive income are reclassified to the income statements in the same periods as the corresponding hedged items are recognized in earnings. Cash flow hedges that mature within one year are included in Other current assets or Trade payables and other liabilities, whereas hedges that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

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Notes to Consolidated Financial Statements

Q) Post-employment Benefit Plans

Defined Benefit (DB) Pension Plans and Other Post-Employment Benefit (OPEB) Plans

We maintain DB pension plans that provide pension benefits for certain employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.

We provide OPEBs to some of our employees, including:

  healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these OPEB plans.
  other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our pension funds. We value post-employment benefit plan assets at fair value using current market values.

The expense relating to our post-employment benefit plans is shown in operating costs, interest on post-employment benefit obligations and expected return on post-employment benefit plan assets. Post-employment benefit plans current service cost is included in operating costs. Interest on our post-employment benefit obligations and the expected return on post-employment benefit plan assets are recognized in net earnings. Interest on our post-employment benefit obligations represents the accretion of interest on the obligations under the post-employment benefit plans and the expected return on post-employment benefit plan assets is based on market conditions that existed at the beginning of the year.

Actuarial gains and losses for all post-employment benefit plans are recorded in other comprehensive income in the period in which they occur and are recognized immediately in the deficit.

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan obligations and OPEB obligations. The most recent actuarial valuation of our significant pension plans was December 31, 2011.

Defined Contribution (DC) Pension Plans

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

Generally, new employees can participate only in the DC pension plans.

R) Provisions

Provisions are recognized when all the following conditions are met:

  the company has a present legal or constructive obligation based on past events it is probable that an outflow of economic resources will be required to settle the obligation the amount can be reasonably estimated.

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the time value of money and risks specific to the obligation. The obligation increases as a result of the passage of time resulting in interest expense.

S) Using Estimates and Key Judgements

When preparing financial statements, management makes estimates and judgements relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgements are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgements are described below.

Estimates

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

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Notes to Consolidated Financial Statements

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

We make a number of estimates when calculating fair value using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

GOODWILL IMPAIRMENT

We make a number of estimates when calculating the recoverable amount of goodwill using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

DEFERRED TAXES

The amount of deferred tax assets is estimated with consideration given to the timing, sources and amounts of future taxable income.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under the contract exceed the expected benefits to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows.

CONTINGENCIES

We become involved in various litigation matters as a part of our business. Pending litigations represent a potential cost to our business.

We accrue a potential loss if we believe the loss is probable and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities. We estimate the amount of the loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management’s assumptions for, among other things, the discount rate, the expected long-term rate of return on post-employment benefit plan assets, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

The two most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate used to value the post-employment benefit obligations and the expected long-term rate of return on post-employment benefit plan assets.

Discount Rate

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations. It is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the post-employment benefit plan. A lower discount rate results in higher post-employment benefit obligations and higher post-employment benefit plans deficit. We determine the discount rate at the end of each year.

Expected Long-Term Rate of Return

The expected long-term rate of return is a weighted average of estimated long-term returns on each of the major plan asset categories in our pension funds. Poor fund performance results in a lower fair value of plan assets and a higher post-employment benefit plans deficit. We determine the expected long-term rate of return at the end of each year.

Judgements

MULTIPLE ELEMENT ARRANGEMENTS

Determining the amounts of revenue to be recognized for multiple element arrangements requires judgement to establish the separately identifiable components and the allocation of the total price between those components.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgement is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

T) Recent Changes to Accounting Standards

The IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing

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Notes to Consolidated Financial Statements

managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the days immediately preceding the end of a reporting period. This amendment came into effect for annual periods beginning on or after July 1, 2011. This amendment did not impact our disclosure since we were already in compliance.

U) Future Changes to Accounting Standards

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net DB pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities will segregate changes in the DB pension obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB pension plans. The amendments to IAS 19 must be applied retrospectively, with certain exceptions, for annual periods beginning on or after January 1, 2013. We will apply the amended standard for the fiscal year commencing January 1, 2013.

The amended standard will not affect our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income are as follows.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Net post-employment benefit plans interest expense increase	(242)	(208)
Net earnings decrease	(177)	(150)
Other comprehensive loss decrease	177	150
Earnings per share decrease	(0.22)	(0.18)

The following changes to IFRS are not expected to have a significant impact on our financial statements.

IFRS 9

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. In December 2011, the IASB amended IFRS 9, deferring the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendment also provides relief from restating comparative information and required disclosures in IFRS 7 – Financial Instruments: Disclosures.

IFRS 7

In December 2011, the IASB further amended IFRS 7 to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position. This amendment to IFRS 7 must be applied retrospectively for annual periods beginning on or after January 1, 2013.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013.

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 requires a joint venturer to account for its investment using the equity method. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January 1, 2013.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities. The amendments to IAS 32 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

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Notes to Consolidated Financial Statements

Note 3 SEGMENTED INFORMATION

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant Accounting Policies. Our earnings are reported in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. We also allocate severance, acquisition and other costs and depreciation and amortization to the segments. Substantially all of our finance costs, expected return on post-employment benefit plan assets and other income are managed on a total company basis and, accordingly, are not reflected in segment results. The inter-segment eliminations eliminate any intercompany transactions included in each segment’s results.

Our operations and most of our assets are located in Canada.

The Bell Wireline segment provides local telephone, long distance, Internet, data, video and other services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Satellite video services are provided nationwide. Also included in this segment is our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

The Bell Wireless segment provides wireless voice and data communication products and services to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.

On April 1, 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that we did not already own. CTV is reported as a separate segment, Bell Media, which also includes certain assets that we transferred to it from our wireline business. The Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting services to customers across Canada.

The Bell Aliant segment provides voice, data, Internet, TV, video, wireless and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec.

Segmented Information

FOR THE YEAR ENDED DECEMBER 31, 2012		BELL WIRELINE			INTER- SEGMENT ELIMINATIONS		BELL ALIANT	INTER- SEGMENT ELIMINATIONS
			BELL WIRELESS	BELL MEDIA
	NOTE					BELL			BCE
Operating revenues
External customers		9,907	5,519	2,022	–	17,448	2,527	–	19,975
Inter-segment		313	54	161	(334)	194	234	(428)	–
Total operating revenues		10,220	5,573	2,183	(334)	17,642	2,761	(428)	19,975
Operating costs	4	(6,300)	(3,463)	(1,622)	334	(11,051)	(1,469)	428	(12,092)
Segment profit(1)		3,920	2,110	561	–	6,591	1,292	–	7,883
Severance, acquisition and other costs	5	(86)	(11)	(20)	–	(117)	(16)	–	(133)
Depreciation and amortization		(2,231)	(484)	(109)	–	(2,824)	(564)	–	(3,388)
Finance costs
Interest expense									(865)
Interest on post-employment benefit obligations									(958)
Expected return on post-employment benefit plan assets									1,069
Other income									270
Earnings before income taxes									3,878
Goodwill allocated by groups of CGUs	16	2,521	2,302	1,393	–	6,216	969	–	7,185
Indefinite-life intangible assets allocated by groups of CGUs	13	2,403	1,314	1,511	–	5,228	339	–	5,567
Capital expenditures		2,193	637	93	–	2,923	592	–	3,515

(1)	The chief operating decision maker uses only one measure to make decisions and assess segment performance, being operating revenues less operating costs.

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Notes to Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2011					INTER-			INTER-
		BELL	BELL	BELL	SEGMENT		BELL	SEGMENT
	NOTE	WIRELINE	WIRELESS	MEDIA	ELIMINATIONS	BELL	ALIANT	ELIMINATIONS	BCE
Operating revenues
External customers		10,308	5,191	1,455	–	16,954	2,543	–	19,497
Inter-segment		313	40	87	(261)	179	232	(411)	–
Total operating revenues		10,621	5,231	1,542	(261)	17,133	2,775	(411)	19,497
Operating costs	4	(6,466)	(3,408)	(1,208)	261	(10,821)	(1,458)	411	(11,868)
Segment profit(1)		4,155	1,823	334	–	6,312	1,317	–	7,629
Severance, acquisition and other costs	5	(189)	(13)	(165)	–	(367)	(42)	–	(409)
Depreciation and amortization		(2,195)	(433)	(81)	–	(2,709)	(552)	–	(3,261)
Finance costs
Interest expense									(853)
Interest on post-employment benefit obligations									(973)
Expected return on post-employment benefit plan assets									1,032
Other income									129
Earnings before income taxes									3,294
Goodwill allocated by groups of CGUs	16	2,521	2,302	1,393	–	6,216	969	–	7,185
Indefinite-life intangible assets allocated by groups of CGUs	13	1,314	2,058	1,511	–	4,883	339	–	5,222
Capital expenditures		1,973	619	91	–	2,683	573	–	3,256

(1)	The chief operating decision maker uses only one measure to make decisions and assess segment performance, being operating revenues less operating costs.

Revenues by Product

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Revenues
Local and access	2,632	2,852
Long distance	801	903
Data(1)	5,647	5,642
Wireless	5,081	4,769
Media	2,022	1,455
Equipment and other	1,265	1,333
Total external revenues	17,448	16,954
Inter-segment revenues	194	179
Bell	17,642	17,133
Bell Aliant	2,761	2,775
Inter-segment eliminations	(428)	(411)
BCE	19,975	19,497

(1)	In 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have reclassified 2011 revenues by product.

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Notes to Consolidated Financial Statements

Note 4 OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2012	2011
Labour costs
Wages, salaries and related taxes and benefits		(4,099)	(4,037)
Post-employment benefit plans service cost (net of capitalized amounts)	20	(225)	(241)
Other labour costs(1)		(894)	(911)
Less:
Capitalized labour		878	830
Total labour costs		(4,340)	(4,359)
Cost of revenues(2)		(5,875)	(5,631)
Other operating costs(3)		(1,877)	(1,878)
Total operating costs		(12,092)	(11,868)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Included in operating costs is $227 million and $229 million of research and development expenses for 2012 and 2011, respectively.

Note 5 SEVERANCE, ACQUISITION AND OTHER COSTS

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Severance costs	(107)	(191)
Acquisition and other costs	(26)	(218)
Total severance, acquisition and other costs	(133)	(409)

Severance Costs

Severance costs consist of payments to employees related to involuntary and voluntary workforce reduction initiatives.

Acquisition and Other Costs

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, related to completed or potential acquisitions, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.

Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as certain other costs.

Acquisition and other costs for the year ended December 31, 2011 include $164 million relating to the CRTC tangible benefits obligation described in Note 27, Acquisition of CTV.

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Notes to Consolidated Financial Statements

Note 6 INTEREST EXPENSE

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Interest expense on long-term debt	(792)	(774)
Interest expense on other debt	(92)	(91)
Capitalized interest	19	12
Total interest expense	(865)	(853)

Included in interest expense on long-term debt is $158 million and $144 million of interest on finance leases for 2012 and 2011, respectively.

Capitalized interest was calculated using an average rate of 5.25% and 5.70% for 2012 and 2011, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

Note 7 OTHER INCOME

FOR THE YEAR ENDED DECEMBER 31	NOTE	2012	2011
Gains on investments		256	89
Net mark-to-market gain on economic hedges		22	75
Losses on disposal/retirement of software, plant and equipment		(36)	(45)
Interest income		6	21
Impairment of assets		3	(33)
Equity income	14	1	24
Other		18	(2)
Other income		270	129

Gains on Investments

In December 2012, Inukshuk Limited Partnership (Inukshuk), a joint venture owned 50% by BCE, sold certain spectrum licences and network equipment to its owners at fair market value. BCE and the non-related venturer each purchased 50% of the assets having a fair market value of $1,181 million and a carrying value of $250 million. As a result, BCE recorded:

  a gain on investment of $233 million representing BCE’s 50% share of the Inukshuk gain relating to the assets sold to the non-related venturer spectrum licences and network equipment of $358 million representing the fair value of the assets purchased less BCE’s share of the Inukshuk gain a decrease of $125 million in its investment in Inukshuk representing the carrying value of the assets sold.

A gain of $89 million was realized in 2011 on our previously held 15% equity interest in CTV at the acquisition date. As a result, we reclassified unrealized gains of $89 million from Accumulated other comprehensive income to Other income.

Impairment of Assets

Impairment charges of $33 million in 2011 consist mainly of:

  a $17 million goodwill impairment of a CGU within Bell Wireline that will cease operations in 2013 an impairment charge of $14 million relating to our Calgary Westwinds campus that is under a finance lease, resulting from an arrangement to sublease the premises in their entirety. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 3.8% for the period of March 1, 2011 to November 1, 2028.
  The carrying value of our leasehold interest was $67 million prior to the impairment. In June 2012, the sublessee occupied the property and assumed the majority of our lease obligation and the asset now is considered sold.

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Notes to Consolidated Financial Statements

Note 8 INCOME TAXES

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Current taxes
Current taxes	(817)	(758)
Resolution of uncertain tax positions	131	158
Change in estimate relating to prior periods	48	63
Effect of change in provincial corporate tax rate	2	–
Other	–	12
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(30)	(79)
Effect of change in provincial corporate tax rate	(37)	–
Change in estimate relating to prior periods	(39)	(28)
Recognition and utilization of loss carryforwards	(130)	(75)
Resolution of uncertain tax positions	52	–
Other	(5)	(13)
Total income taxes	(825)	(720)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at statutory income tax rates of 26.6% in 2012 and 28.2% in 2011. The decrease in the statutory income tax rate is explained by a federal rate reduction of 1.5% that became effective on January 1, 2012. Our statutory income tax rate is the combined Canadian rates applicable in the jurisdictions in which we do business.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Earnings before income taxes	3,878	3,294
Applicable tax rate	26.6%	28.2%
Income taxes computed at applicable statutory rates	(1,032)	(929)
Non-taxable portion of gains on investments	66	25
Resolution of uncertain tax positions	183	158
Effect of change in provincial corporate tax rate	(35)	–
Change in estimate relating to prior periods	9	35
Other	(16)	(9)
Total income taxes	(825)	(720)
Average effective tax rate	21.3%	21.9%

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

AT DECEMBER 31	2012		2011
	OTHER		OTHER		NON-
	COMPREHENSIVE		COMPREHENSIVE		CONTROLLING
	INCOME	DEFICIT	INCOME	DEFICIT	INTEREST
Current taxes	231	2	267	1	–
Deferred taxes	230	3	(25)	6	4
Total income tax recovery	461	5	242	7	4

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Notes to Consolidated Financial Statements

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

				PROPERTY,
				PLANT AND
				EQUIPMENT
	NON-	POST-	INDEFINITE-	AND
	CAPITAL	EMPLOYMENT	LIFE	FINITE-LIFE		PARTNERSHIP
	LOSS CARRY-	BENEFIT	INTANGIBLE	INTANGIBLE	INVESTMENT	INCOME
NET DEFERRED TAX LIABILITY	FORWARDS	PLANS	ASSETS	ASSETS	TAX CREDITS	DEFERRAL (1)	OTHER	TOTAL
January 1, 2011	219	836	(808)	(284)	(137)	(104)	253	(25)
Income statement	(75)	(55)	(43)	(98)	31	7	38	(195)
Other comprehensive income	–	(14)	–	–	–	–	(11)	(25)
Deficit	–	–	–	–	–	–	6	6
Acquisition of CTV	90	23	(361)	(51)	–	–	63	(236)
Non-controlling interest	–	–	–	–	–	–	4	4
Other	–	–	–	–	–	–	(81)	(81)
December 31, 2011	234	790	(1,212)	(433)	(106)	(97)	272	(552)
Income statement	(130)	(24)	(57)	(20)	46	9	(13)	(189)
Other comprehensive income	–	231	–	–	–	–	(1)	230
Deficit	–	–	–	–	–	–	3	3
Other	–	–	–	–	–	–	(9)	(9)
December 31, 2012	104	997	(1,269)	(453)	(60)	(88)	252	(517)

(1)	The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from the partnership year end. This results in a deferral of partnership income for tax purposes.

At December 31, 2012, BCE had $484 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $104 million, of which $86 million relates to Bell Media, for approximately $400 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2025 to 2032.
  did not recognize a deferred tax asset for approximately $84 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2016 to 2030.

At December 31, 2012, BCE had $772 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2011, BCE had $965 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $234 million, of which $116 million related to Bell Aliant, for approximately $870 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2026 to 2031.
  did not recognize a deferred tax asset for approximately $95 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2016 to 2030.

At December 31, 2011, BCE had $1,278 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

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Notes to Consolidated Financial Statements

Note 9 EARNINGS PER SHARE

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Net earnings attributable to common shareholders – basic	2,624	2,221
Dividends declared per common share (in dollars)	2.2200	2.0450
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	774.3	771.4
Assumed exercise of stock options(1)	0.3	0.4
Weighted average number of common shares outstanding – diluted	774.6	771.8

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,651,928 in 2012 and 17,070 in 2011.

Note 10 TRADE AND OTHER RECEIVABLES

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Trade receivables(1)	2,975	3,021
Allowance for doubtful accounts	(97)	(105)
Allowance for revenue adjustments	(90)	(74)
ITCs	25	176
Other accounts receivable	97	95
Total trade and other receivables	2,910	3,113

(1)	The details of securitized trade receivables are set out in Note 18, Debt Due Within One Year.

Note 11 INVENTORY

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Work in progress	70	64
Finished goods	347	391
Provision	(25)	(28)
Total inventory	392	427

The total amount of inventories subsequently recognized as an expense in cost of revenues was $2,385 million in 2012 and $2,380 million in 2011.

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Notes to Consolidated Financial Statements

Note 12 PROPERTY, PLANT AND EQUIPMENT

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
FOR THE YEAR ENDED DECEMBER 31, 2012	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)
COST
January 1, 2012	50,241	4,134	1,164	55,539
Additions	2,576	54	1,529	4,159
Transfers	1,191	49	(1,491)	(251)
Retirements and disposals	(539)	(32)	–	(571)
December 31, 2012	53,469	4,205	1,202	58,876

ACCUMULATED DEPRECIATION
January 1, 2012	34,851	1,903	–	36,754
Depreciation	2,526	148	–	2,674
Retirements and disposals	(486)	(29)	–	(515)
Other	(52)	8	–	(44)
December 31, 2012	36,839	2,030	–	38,869

NET CARRYING AMOUNT
At January 1, 2012	15,390	2,231	1,164	18,785
At December 31, 2012	16,630	2,175	1,202	20,007

(1)	Includes assets under finance leases.

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
FOR THE YEAR ENDED DECEMBER 31, 2011	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)

COST
January 1, 2011	47,709	3,851	870	52,430
Additions	1,734	72	1,493	3,299
Acquisition through business combinations	170	251	33	454
Transfers	1,024	(21)	(1,232)	(229)
Retirements and disposals	(396)	(19)	–	(415)
December 31, 2011	50,241	4,134	1,164	55,539

ACCUMULATED DEPRECIATION
January 1, 2011	32,873	1,782	–	34,655
Depreciation	2,400	138	–	2,538
Retirements and disposals	(342)	(18)	–	(360)
Other	(80)	1	–	(79)
December 31, 2011	34,851	1,903	–	36,754

NET CARRYING AMOUNT
At January 1, 2011	14,836	2,069	870	17,775
At December 31, 2011	15,390	2,231	1,164	18,785

(1)	Includes assets under finance leases.

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Notes to Consolidated Financial Statements

Finance Leases

BCE’s significant finance leases are for satellites and office premises. The office leases have a typical lease term of 15 years. The leases for satellites, used to provide programming to our Bell TV customers, have lease terms ranging from 12 to 15 years. The satellite leases are non-cancellable.

The following table shows additions to and the net carrying amount of assets under finance leases.

	ADDITIONS		NET CARRYING AMOUNT
FOR THE YEAR ENDED DECEMBER 31	2012	2011	2012	2011
Network infrastructure and equipment	814	263	1,596	913
Land and buildings	–	5	596	634
Total	814	268	2,192	1,547

The following table provides a reconciliation of our minimum future lease payments to the present value of our finance lease obligations.

AT DECEMBER 31, 2012	2013	2014	2015	2016	2017	THEREAFTER	TOTAL
Minimum future lease payments	548	431	267	236	235	1,837	3,554
Less:
Future finance costs	(162)	(147)	(134)	(125)	(116)	(525)	(1,209)
Present value of future lease obligations	386	284	133	111	119	1,312	2,345

Note 13 INTANGIBLE ASSETS

	FINITE-LIFE						INDEFINITE-LIFE
				PROGRAM
		CUSTOMER		AND			SPECTRUM			TOTAL
YEAR ENDED		RELATION-		FEATURE			AND OTHER	BROADCAST		INTANGIBLE
DECEMBER 31, 2012	SOFTWARE	SHIPS	OTHER	FILM RIGHTS	TOTAL	BRAND	LICENCES	LICENCES	TOTAL	ASSETS
COST
January 1, 2012	5,788	847	278	364	7,277	2,242	1,687	1,293	5,222	12,499
Additions	225	–	–	437	662	–	345	–	345	1,007
Transfers	354	–	–	–	354	–	–	–	–	354
Retirements and disposals	(418)	–	(8)	–	(426)	–	–	–	–	(426)
Amortization included in operating costs	–	–	–	(538)	(538)	–	–	–	–	(538)
December 31, 2012	5,949	847	270	263	7,329	2,242	2,032	1,293	5,567	12,896

ACCUMULATED
AMORTIZATION
January 1, 2012	4,140	274	72	–	4,486	–	–	–	–	4,486
Amortization	642	51	21	–	714	–	–	–	–	714
Retirements and disposals	(411)	–	(8)	–	(419)	–	–	–	–	(419)
Other	28	–	–	–	28	–	–	–	–	28
December 31, 2012	4,399	325	85	–	4,809	–	–	–	–	4,809

NET CARRYING
AMOUNT
January 1, 2012	1,648	573	206	364	2,791	2,242	1,687	1,293	5,222	8,013
December 31, 2012	1,550	522	185	263	2,520	2,242	2,032	1,293	5,567	8,087

104   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

	FINITE-LIFE						INDEFINITE-LIFE
				PROGRAM
		CUSTOMER		AND			SPECTRUM			TOTAL
YEAR ENDED		RELATION-		FEATURE			AND OTHER	BROADCAST		INTANGIBLE
DECEMBER 31, 2011	SOFTWARE	SHIPS	OTHER	FILM RIGHTS	TOTAL	BRAND	LICENCES	LICENCES	TOTAL	ASSETS
COST
January 1, 2011	5,210	846	218	–	6,274	2,024	1,687	–	3,711	9,985
Additions	244	–	–	330	574	–	–	–	–	574
Acquisition through business combinations	70	–	65	416	551	218	–	1,293	1,511	2,062
Transfers	336	3	(5)	–	334	–	–	–	–	334
Retirements and disposals	(72)	(2)	–	–	(74)	–	–	–	–	(74)
Amortization included in operating costs	–	–	–	(382)	(382)	–	–	–	–	(382)
December 31, 2011	5,788	847	278	364	7,277	2,242	1,687	1,293	5,222	12,499

ACCUMULATED
AMORTIZATION
January 1, 2011	3,505	224	55	–	3,784	–	–	–	–	3,784
Amortization	656	50	17	–	723	–	–	–	–	723
Retirements and disposals	(70)	(2)	–	–	(72)	–	–	–	–	(72)
Other	49	2	–	–	51	–	–	–	–	51
December 31, 2011	4,140	274	72	–	4,486	–	–	–	–	4,486

NET CARRYING
AMOUNT
January 1, 2011	1,705	622	163	–	2,490	2,024	1,687	–	3,711	6,201
December 31, 2011	1,648	573	206	364	2,791	2,242	1,687	1,293	5,222	8,013

Note 14 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Q9 Networks Inc. (Q9)

In October 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) completed its acquisition of Canadian data centre operator Q9. Of the $1.1 billion purchase price, Teachers’, Providence and Madison Dearborn together contributed $430 million and BCE provided $185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price. Our 35.3% ownership in Q9 is accounted for using the equity method.

Concurrent with the closing, BCE and its partners settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain non cash considerations, including increased equity ownership in Q9, and an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

Maple Leaf Sports and Entertainment Ltd. (MLSE)

In August 2012, BCE, together with the BCE Master Trust Fund (Master Trust), in a joint ownership arrangement with Rogers Communications Inc. (Rogers), acquired a net 75% ownership position in MLSE. BCE’s net cash contribution totalled $398 million.

Through a co-investment arrangement with BCE, the Master Trust, an independent trust that holds pension fund investments serving the pension obligations of BCE group pension plans, contributed $135 million toward the MLSE acquisition. BCE and the Master Trust own an aggregate 37.5% interest in MLSE through a holding company controlled by BCE in which BCE and the Master Trust hold approximate interests of 75% and 25%, respectively. BCE recorded an investment in MLSE totalling $533 million and a liability of $135 million for BCE’s obligation to repurchase the Master Trust’s interest at a price not less than an agreed minimum price should the Master Trust exercise its put option. BCE accounts for the 37.5% interest in MLSE using the equity method. The obligation to repurchase is recorded in Other non-current liabilities and is marked to market each reporting period. The gain or loss is recorded in Other income.

As required by the terms of the National Hockey League’s approval of the MLSE acquisition, BCE’s governance rights with respect to our ownership interest in the Montreal Canadiens Hockey Club were modified. While our ownership interest in the Montreal Canadiens Hockey Club remains unchanged, we no longer have the ability to exercise significant influence over its operations. As such, the investment was reclassified from investment in associates to AFS investments and is included in Other non-current assets.

105   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Summarized financial information in respect to BCE’s associates and joint ventures are tabled below.

	ASSOCIATES AND JOINT VENTURES(1)
FOR THE YEAR ENDED DECEMBER 31	2012	2011
Assets	4,136	1,338
Liabilities	2,198	582
Total net assets	1,938	756
BCE’s share of net assets	897	307
Revenues	546	490
Expenses	(534)	(407)
Total net earnings	12	83
BCE’s share of net earnings	1	24

(1)	For a list of associates and joint ventures please see Note 26, Related Party Transactions.

Note 15 OTHER NON-CURRENT ASSETS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2012	2011
Post-employment benefit plan assets	20	106	31
AFS publicly-traded and privately-held investments		96	41
Long-term notes and other receivables		41	49
Westwinds campus held for sale	7	–	57
Derivative assets		219	203
Other		175	248
Total other non-current assets		637	629

Note 16 GOODWILL

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2012 and 2011.

	NOTE	BELL WIRELINE	BELL WIRELESS	BELL MEDIA	BELL ALIANT	CONSOLIDATED
Balance at January 1, 2011		2,535	2,302	–	969	5,806
Acquisitions and other		3	–	1,393	–	1,396
Impairment	7	(17)	–	–	–	(17)
Balance at December 31, 2011 and 2012		2,521	2,302	1,393	969	7,185

Note 17 TRADE PAYABLES AND OTHER LIABILITIES

FOR THE YEAR ENDED DECEMBER 31	NOTE	2012	2011
Trade payables and accruals		2,028	2,088
Compensation payable		608	578
Deferred revenues		719	685
Taxes payable		136	106
Severance and other costs payable		51	115
CRTC deferral account obligation	22	53	63
CRTC tangible benefits obligation	22, 27	62	62
Other current liabilities		258	380
Total trade payables and other liabilities		3,915	4,077

106   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Note 18 DEBT DUE WITHIN ONE YEAR

		WEIGHTED AVERAGE
FOR THE YEAR ENDED DECEMBER 31	NOTE	INTEREST RATE	2012	2011
Bank advances		2.67%	221	–
Notes payable		1.15%	477	321
Total bank advances and notes payable			698	321
Loan secured by trade receivables		1.79%	935	950
Long-term debt due within one year(1)
Bell Canada		5.31%	401	808
Bell Aliant		5.38%	100	32
			501	840
Net unamortized premium/discount			8	2
Unamortized debt issuance costs			(6)	(7)
Total long-term debt due within one year	19		503	835
Total debt due within one year			2,136	2,106

(1)	Included in long-term debt due within one year is the current portion of finance leases of $386 million at December 31, 2012 and $293 million at December 31, 2011.

Restrictions

Some of the credit agreements:

  require us to meet specific financial ratios
  require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada.

We are in compliance with all conditions and restrictions.

Securitized Trade Receivables

The Bell Canada and Bell Aliant securitized trade receivables are recorded as floating rate revolving loans secured by certain trade receivables and expire on May 13, 2014 and November 30, 2016, respectively.

The following table provides further details on the securitized trade receivables.

	BELL CANADA		BELL ALIANT
FOR THE YEAR ENDED DECEMBER 31	2012	2011	2012	2011
Average interest rate(1)	1.82%	1.88%	1.51%	1.58%
Pledged trade receivables	2,058	2,125	181	187

(1)	Bell and Bell Aliant’s interest rates differ since the terms and conditions of the revolving loans are different.

Bell Canada and Bell Aliant continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amounts securitized. Bell Canada and Bell Aliant have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.

The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant trade receivables until the securitized trade receivables agreements expire. The buyers and their investors have no further claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.

107   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Credit Facilities

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their committed revolving bank credit facilities. The total amount of these committed revolving bank credit facilities may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2012.

				COMMERCIAL
	TOTAL		LETTERS	PAPER	NET
	AVAILABLE	DRAWN	OF CREDIT	OUTSTANDING	AVAILABLE
Committed credit facilities
Bell Canada(1)
Revolving facility supporting commercial paper program	2,500	–	280	475	1,745
Other	53	–	6	–	47
Bell Aliant(1)
Revolving facility	750	221	192	–	337
Other	138	–	138	–	–
Total committed credit facilities	3,441	221	616	475	2,129
Non-committed credit facilities
Bell Canada	288	–	131	–	157
Bell Aliant	18	–	1	–	17
Total non-committed credit facilities	306	–	132	–	174
Total committed and non-committed credit facilities	3,747	221	748	475	2,303

(1)

Bell Canada’s $2,500 million supporting committed revolving bank credit facility expires in November 2017 and Bell Aliant’s $750 million supporting committed revolving bank credit facility expires in June 2016.

In addition, Bell Canada has a $2,000 million three-year unsecured committed bank credit facility to be used exclusively to fund a portion of the proposed Astral Media Inc. (Astral) acquisition. See Note 25, Commitments and Contingencies.

Note 19 LONG-TERM DEBT

		WEIGHTED
		AVERAGE		DECEMBER 31,	DECEMBER 31,
	NOTE	INTEREST RATE	MATURITY	2012	2011
Bell Canada
Debentures
1997 trust indenture		4.77%	2014–2035	7,350	6,850
1976 trust indenture		9.59%	2014–2054	1,250	1,250
Subordinated debentures		8.21%	2026–2031	275	275
Finance leases		7.70%	2013–2047	2,272	1,898
Other				227	266
Total – Bell Canada				11,374	10,539
CTV Specialty Television Inc.
Notes		6.08%	2014	300	300
Finance leases		3.72%	2014–2017	15	6
Total – CTV Specialty Television Inc.				315	306
Bell Aliant
Debentures, notes and bonds		5.40%	2013–2037	2,632	2,636
Finance leases and other		4.40%	2013–2017	58	55
Total – Bell Aliant				2,690	2,691
Total debt				14,379	13,536
Net unamortized premium/discount				51	63
Unamortized debt issuance costs				(41)	(43)
Less:
Amount due within one year	18			(503)	(835)
Total long-term debt				13,886	12,721

All debentures and subordinated debentures have been issued in Canadian dollars and bear a fixed rate of interest. Interest payments on debt which has a principal amount of $700 million have been swapped from fixed to floating. See Note 22, Financial and Capital Management for additional details.

108   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Restrictions

Some of the debt agreements:

  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests
  require us to make an offer to repurchase certain series of debentures upon the occurrence of a change of control event as defined in the relevant debt agreements.

We are in compliance with all conditions and restrictions.

Bell Canada

All outstanding debentures are issued under trust indentures and are unsecured. All debentures are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified in each series.

On February 11, 2013, Bell Canada redeemed early its 10.0% Series EA debentures, issued under its 1976 trust indenture, having an outstanding principal amount of $150 million which was due on June 15, 2014. We incurred a $17 million charge for the premium costs on early redemption which will be included in Other income.

On June 18, 2012, Bell Canada issued 3.35% Series M-25 debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 18, 2019.

On December 15, 2011, Bell Canada repaid upon maturity its 6.90% Series M-12 debentures under its 1997 trust indenture, with an outstanding principal amount of $250 million.

On May 19, 2011, Bell Canada issued 3.65% Series M-23 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2016, and 4.95% Series M-24 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2021.

On March 16, 2011, Bell Canada issued 4.40% Series M-22 debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 16, 2018.

Finance Leases

A new satellite was placed in service on June 15, 2012. In the second quarter of 2012, Bell Canada recorded a finance lease obligation of $476 million and an asset of $572 million, including $96 million of capitalized launch and setup costs.

CTV Specialty Television Inc.

The CTV Specialty Television Inc. (CTV Specialty) notes and revolving credit facility are secured by all present and future assets of CTV Specialty and its wholly-owned subsidiaries. At December 31, 2012, the carrying value of CTV Specialty assets exceeded the amounts owing.

Bell Aliant

All outstanding debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec, Limited Partnership’s debentures of $100 million, which are secured by a mortgage on a property located in the province of Québec. All debentures, notes and bonds are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.

On April 26, 2011, Bell Aliant issued 4.88% medium-term notes, with a principal amount of $300 million, which mature on April 26, 2018. The net proceeds were used to partially redeem early its 4.72% medium-term notes with a principal amount of $300 million. The remaining outstanding principal amount of $105 million was redeemed on September 26, 2011. We incurred a $4 million charge for the premium cost of early redemption which is included in Other income.

Note 20 POST-EMPLOYMENT BENEFIT PLANS

Post-employment Benefit Plans Cost

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs. The costs of these plans are tabled below.

Components of Post-employment Benefit Plans Service Cost

FOR THE YEAR ENDED DECEMBER 31	2012	2011
DB pension	(214)	(220)
DC pension	(72)	(61)
OPEBs	(6)	(5)
Plan amendment gain on OPEBs	24	–
Less:
Capitalized benefit plans cost	43	45
Total post-employment benefit plans service cost included in operating costs	(225)	(241)
Other net benefits (cost) income recognized in Severance, acquisition and other costs	(44)	13
Total post-employment benefit plans service cost	(269)	(228)

109   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Components of Post-employment Benefit Plans Financing Cost

	DB PENSION PLANS		OPEB PLANS		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2012	2011	2012	2011	2012	2011
Interest on obligations	(877)	(887)	(81)	(86)	(958)	(973)
Expected return on post-employment benefit plan assets	1,056	1,018	13	14	1,069	1,032
Post-employment benefit plans net financing income (cost)	179	131	(68)	(72)	111	59

The statements of comprehensive income include the following amounts before income taxes.

	2012	2011
Cumulative losses recognized directly in equity, January 1	(2,297)	(1,358)
Actuarial losses in other comprehensive income(1)	(1,846)	(962)
Decrease in the effect of the asset limit	155	23
Cumulative losses recognized directly in equity, December 31	(3,988)	(2,297)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income are $4,240 million in 2012 and $2,394 million in 2011.

Components of Post-employment Benefit (Obligations) Assets

The following table shows the change in post-employment benefit obligations and fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2012	2011	2012	2011	2012	2011
Post-employment benefit obligations, beginning of year	(17,472)	(16,298)	(1,638)	(1,608)	(19,110)	(17,906)
Current service cost	(214)	(220)	(6)	(5)	(220)	(225)
Interest on obligations	(877)	(887)	(81)	(86)	(958)	(973)
Actuarial losses(1)	(1,996)	(647)	(81)	(9)	(2,077)	(656)
Net curtailment (loss) gain	(44)	13	24	–	(20)	13
Business combinations	–	(420)	–	(1)	–	(421)
Benefit payments	1,069	992	75	77	1,144	1,069
Employee contributions	(7)	(8)	–	–	(7)	(8)
Other	(1)	3	–	(6)	(1)	(3)
Post-employment benefit obligations, end of year	(19,542)	(17,472)	(1,707)	(1,638)	(21,249)	(19,110)
Fair value of plan assets, beginning of year	16,384	14,835	207	209	16,591	15,044
Expected return on plan assets(2)	1,056	1,018	13	14	1,069	1,032
Actuarial gains (losses)	229	(244)	2	(14)	231	(258)
Business combinations	–	329	–	–	–	329
Benefit payments	(1,069)	(992)	(75)	(77)	(1,144)	(1,069)
Employer contributions	1,120	1,435	73	75	1,193	1,510
Employee contributions	7	8	–	–	7	8
Transfers to DC pension plans	–	(5)	–	–	–	(5)
Fair value of plan assets, end of year	17,727	16,384	220	207	17,947	16,591
Plan deficit	(1,815)	(1,088)	(1,487)	(1,431)	(3,302)	(2,519)
Effect of asset limit	(14)	(169)	–	–	(14)	(169)
Post-employment benefit obligations, end of year	(1,829)	(1,257)	(1,487)	(1,431)	(3,316)	(2,688)
Post-employment benefit assets included in other non-current assets	106	31	–	–	106	31
Post-employment benefit obligations	(1,935)	(1,288)	(1,487)	(1,431)	(3,422)	(2,719)

(1)	The actuarial losses include experience losses of $12 million in 2012 and experience gains of $90 million in 2011.
(2)	The actual return on plan assets was $1,300 million in 2012 and $774 million in 2011.

Selected Historical Information

FOR THE YEAR ENDED DECEMBER 31	2010
Present value of post-employment benefit obligations	(17,906)
Fair value of plan assets	15,044
Plan deficit	(2,862)
Experience adjustments arising on plan liabilities	(69)
Experience adjustments arising on plan assets	560

110   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Funded Status of Post-employment Benefit Plans Cost

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2012	2011	2012	2011	2012	2011	2012	2011
Present value of post-employment benefit obligations	(19,007)	(17,005)	(1,868)	(1,735)	(374)	(370)	(21,249)	(19,110)
Fair value of plan assets	17,697	16,360	250	231	–	–	17,947	16,591
Plan deficit	(1,310)	(645)	(1,618)	(1,504)	(374)	(370)	(3,302)	(2,519)

(1)	The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)	Our unfunded plans consist of post-employment benefit plans, which are pay-as-you-go.

Significant Assumptions

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2012	2011	2012	2011
Post-employment benefit obligations
Discount rate	4.4%	5.1%	4.4%	5.1%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%
For the year ended December 31
Net post-employment benefit plans cost
Discount rate	5.1%	5.5%	5.1%	5.5%
Expected return on plan assets	6.8%	7.0%	6.8%	7.0%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

We assumed an annual cost of living indexation rate of 1.75% for our DB pension plans for 2012 and 2011.

We assumed the following trend rates in healthcare costs:

  an annual increase of 4.5% in the cost per person of covered healthcare benefits for 2012 and the foreseeable future an annual increase of 5.0% for retirees under age 65 and 4.5% for retirees over age 65 in the cost of medication for 2012 and the foreseeable future.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

	1% INCREASE	1% DECREASE
Effect on post-employment benefits – total service and interest cost	6	(5)
Effect on post-employment benefits – post-employment benefit obligations	149	(127)

DISCOUNT RATE SENSITIVITY ANALYSIS

Starting in 2013, the expected long-term rate of return will be the same as the discount rate as required by IAS 19. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net post-employment benefit plans cost for 2013 and the post-employment benefit obligations at December 31, 2013.

	IMPACT ON	IMPACT ON
	NET POST-	POST-EMPLOYMENT
	EMPLOYMENT	BENEFIT
	BENEFIT PLANS	OBLIGATIONS AT
	COST FOR 2013	DECEMBER 31, 2013
	INCREASE	INCREASE
	(DECREASE)	(DECREASE)
Discount rate increased to 4.9%
Bell Wireline	(60)	(1,139)
Bell Wireless	(3)	(24)
Bell Media	(2)	(33)
Bell Aliant	(16)	(296)
Total	(81)	(1,492)
Discount rate decreased to 3.9%
Bell Wireline	56	1,212
Bell Wireless	2	24
Bell Media	2	35
Bell Aliant	15	315
Total	75	1,586

111   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Post-employment Benefit Plan Assets

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.

The following table shows the allocation of our post-employment benefit plan assets at December 31, 2012 and 2011, target allocations for 2012 and the expected long-term rate of return by asset class.

	WEIGHTED AVERAGE TARGET ALLOCATION	PERCENTAGE OF TOTAL PLAN ASSETS FAIR VALUE AT DECEMBER 31		WEIGHTED AVERAGE EXPECTED LONG-TERM RATE OF RETURN
ASSET CATEGORY	2012	2012	2011	2012
Equity securities	35% – 55%	41%	40%	10.0%
Debt securities	45% – 65%	59%	60%	3.5%
Total/average		100%	100%	6.8%

Equity securities included approximately $10 million of BCE common shares, or 0.06% of total plan assets, at December 31, 2012 and approximately $9 million of BCE common shares or 0.05% of total plan assets, at December 31, 2011.

Debt securities included approximately $14 million of Bell Canada and Bell Aliant debentures, or 0.08% of total plan assets, at December 31, 2012 and approximately $19 million of Bell Canada and Bell Aliant debentures, or 0.12% of total plan assets, at December 31, 2011.

Cash Flows

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB pension and DC pension plans and the payments made to beneficiaries under OPEB plans.

	PENSION PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2012	2011	2012	2011
Bell Canada	(989)	(1,055)	(64)	(66)
Bell Media	(45)	(30)	–	–
Bell Aliant	(158)	(406)	(9)	(9)
Total	(1,192)	(1,491)	(73)	(75)
Comprised of:
Contributions to DB pension plans(1)	(1,120)	(1,435)	(73)	(75)
Contributions to DC pension plans	(72)	(56)	–	–

(1)	Includes voluntary contributions of $850 million in 2012 and $1,065 million in 2011.

We expect to contribute approximately $250 million to our DB pension plans in 2013, subject to actuarial valuations being completed. We expect to pay approximately $85 million to beneficiaries under post-employment benefit plans and to contribute approximately $75 million to the DC pension plans in 2013.

Note 21 OTHER NON-CURRENT LIABILITIES

FOR THE YEAR ENDED DECEMBER 31	NOTE	2012	2011
CRTC deferral account obligation	22	284	304
Long-term disability benefits obligation(1)		236	220
Deferred revenue on long-term contracts		98	129
Future tax liabilities		136	326
MLSE financial liability	14	135	–
CRTC tangible benefits obligation	22, 27	112	174
Other		428	408
Total other non-current liabilities		1,429	1,561

(1)	In 2012, the long-term disability benefits obligation was reclassified from Post-employment benefit obligations to Other non-current liabilities. The related income statement and cash flow statement amounts also have been reclassified.

112   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Note 22 FINANCIAL AND CAPITAL MANAGEMENT

Financial Management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks that include credit risk, liquidity risk, interest rate risk, foreign currency risk and equity price risk.

Derivatives

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans. We do not use derivative instruments for speculative purposes, as such we are not exposed to any significant liquidity risks relating to them.

The following derivative instruments were outstanding at December 31, 2012 and 2011:

  foreign currency forward contracts that hedge foreign currency risk on a portion of our long-term debt due within one year foreign currency forward contracts that manage the foreign currency risk of certain purchase commitments interest rate swaps that hedge interest rate risk on a portion of our long-term debt interest rate locks on future debt issuances

  forward contracts on BCE common shares that mitigate the cash flow exposure related to share-based payment plans.

In 2012, we recognized a loss of $33 million on the hedging instrument for our fair value hedge of certain long-term debt and a gain on the long-term debt of $31 million. In 2011, we recognized a gain of $36 million on the hedging instrument and a loss on the long-term debt of $42 million.

Credit Risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. We regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at December 31, 2012 and 2011. We deal with institutions that have investment-grade credit ratings and as such we expect that they will be able to meet their obligations.

The following table provides the change in allowance for doubtful accounts for trade receivables.

AT DECEMBER 31	2012	2011
Balance, beginning of the year	(105)	(95)
Additions	(126)	(105)
Use	134	100
Acquisition through business combinations	–	(5)
Balance, end of the year	(97)	(105)

For many of our customers, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables not impaired.

AT DECEMBER 31	2012	2011
Trade receivables not past due	2,140	2,132
Trade receivables past due and not impaired
Under 60 days	351	359
60 to 120 days	364	385
Over 120 days	23	40
Trade receivables, net of allowance for doubtful accounts	2,878	2,916

Liquidity Risk

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due.

We have sufficient committed bank facilities in place should our cash requirements exceed cash generated from our operations.

Financial liabilities that are due within one year have been classified as current in the statements of financial position.

113   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

The following table is a maturity analysis for recognized financial liabilities at December 31, 2012 for each of the next five years and thereafter.

AT DECEMBER 31, 2012	NOTE	2013	2014	2015	2016	2017	THEREAFTER	TOTAL
Long-term debt		116	1,877	1,377	1,217	1,149	6,298	12,034
Notes payable and bank advances	18	698	–	–	–	–	–	698
Minimum future lease payments under finance leases	12	548	431	267	236	235	1,837	3,554
Loan secured by trade receivables	18	935	–	–	–	–	–	935
Interest payable on long-term debt, notes payable, bank advances and loan secured by trade receivables		687	595	532	471	419	4,627	7,331
MLSE financial liability		–	–	–	–	135	–	135
Net interest receipts on derivatives		(28)	(25)	(24)	(22)	(11)	–	(110)
Total		2,956	2,878	2,152	1,902	1,927	12,762	24,577

Market Risk

CURRENCY EXPOSURES

We use cross-currency swaps and foreign currency forward contracts to hedge debt that is denominated in foreign currencies. We also use foreign currency forward contracts to manage foreign currency risk related to anticipated transactions, including certain purchase commitments.

The effect on net earnings of a 10% increase or decrease in the Canadian/US dollar exchange rate was $11 million at December 31, 2012, with all other variables held constant. The effect on other comprehensive income of a 10% change in the Canadian/US dollar exchange rate on the value of our foreign currency forward contracts was $42 million at December 31, 2012, with all other variables held constant.

The following table provides further details on our outstanding cross-currency swaps and foreign currency forward contracts as at December 31, 2012 and 2011.

			AMOUNTS		AMOUNTS
	TYPE OF	BUY	TO RECEIVE	SELL	TO PAY
	HEDGE	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM
At December 31, 2012	Cash flow	USD	408	CAD	400	2013	Purchase commitments
	Cash flow	USD	117	CAD	116	2014	Purchase commitments
	Cash flow	USD	50	CAD	51	2015 – 2017	Purchase commitments
	Economic	USD	14	CAD	24	2013	Debt due within one year
			589		591
At December 31, 2011	Cash flow	USD	659	CAD	668	2012	Purchase commitments
	Cash flow	USD	380	CAD	373	2013	Purchase commitments
	Cash flow	USD	70	CAD	70	2014 – 2017	Purchase commitments
	Economic	USD	200	CAD	194	2012	Purchase commitments
	Economic	USD	14	CAD	24	2013	Long-term debt
			1,323		1,329

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances. The effect on net earnings and other comprehensive income of a 100 basis point increase or decrease in interest rates was $18 million and $23 million, respectively, at December 31, 2012, with all other variables held constant. The interest rate locks, which mature in 2013, are cash flow hedges, with a notional amount of $750 million, for the issuance of 5 year term debt whereby the Government of Canada yield is locked in at an average rate of 1.36%. The following table shows interest rate swaps outstanding at December 31, 2012 and 2011.

			RECEIVE
	TYPE OF	NOTIONAL	INTEREST	PAY
	HEDGE	AMOUNT	RATE	INTEREST RATE	MATURITY	HEDGED ITEM
At December 31, 2011 and 2012	Fair value	700	5.00%	3-month CDOR(1) + 0.42%	2017	Long-term debt

(1)	Canadian dollar offered rate

114   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

EQUITY PRICE EXPOSURES

We use equity forward contracts to economically hedge the cash flow exposure of BCE’s common shares related to share-based payment plans. See Note 24, Share-Based Payments for details on our share-based payment arrangements.

The effect on net earnings of a 10% change in the market price of BCE’s common shares was $41 million at December 31, 2012, with all other variables held constant.

Fair Value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Certain fair value estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, trade payables and accruals, compensation payable, interest payable and short-term obligations approximates fair value because they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

	DECEMBER 31, 2012		DECEMBER 31, 2011
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE
CRTC deferral account obligation	337	352	367	387
CRTC tangible benefits obligation	174	178	236	239
Long-term debt	13,607	16,123	12,743	14,668

The fair value of hedged long-term debt carried at fair value is $782 million (2011 – $813 million), valued using observable market data. All other assets, liabilities and derivatives carried at fair value are individually immaterial.

Capital Management

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

In order to meet our objectives of maintaining a net debt to Adjusted EBITDA(1)(2) ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense(3) ratio greater than 7.5 times, we monitor our capital structure and make adjustments, including to our dividend policy, as required. At December 31, 2012, we had marginally exceeded our net debt to Adjusted EBITDA ratio by 0.15. This increase over our internal ratio does not create risk to our investment-grade credit rating.

(1)	We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents.
(2)	Adjusted EBITDA, as also defined in our credit agreement, is EBITDA including dividends/distributions from Bell Aliant to BCE.
(3)	Net interest expense excludes interest on post-employment benefit obligations and includes 50% of preferred dividends.

On February 6, 2013, the board of directors of BCE approved an increase in the annual dividend on BCE’s common shares of 2.6% from $2.27 to $2.33 per common share. In addition, the board of directors declared a quarterly dividend of $0.5825 per common share, payable on April 15, 2013 to shareholders of record at March 15, 2013.

In 2012, the board of directors of BCE approved an increase in the annual dividend on BCE’s common shares as follows:

  4.6%, from $2.17 per common share to $2.27 per common share in August 2012.

In 2011, the board of directors of BCE approved increases in the annual dividend on BCE’s common shares as follows:

  5.1%, from $1.97 per common share to $2.07 per common share in May 2011

  4.8%, from $2.07 per common share to $2.17 per common share in December 2011.

The details of BCE’s 2011 normal course issuer bid (NCIB) program are set out in Note 23, Share Capital.

The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure. These ratios are calculated for BCE, excluding Bell Aliant.

AT DECEMBER 31	2012	2011
Net debt to Adjusted EBITDA	2.15	2.02
Adjusted EBITDA to net interest expense	8.81	8.94

115   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Note 23 SHARE CAPITAL

Preferred Shares

BCE’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table is a summary of the principal terms of BCE’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2012. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL
	ANNUAL
	DIVIDEND	CONVERTIBLE			REDEMPTION		ISSUED AND	DEC. 31,	DEC. 31,
SERIES	RATE	INTO	CONVERSION DATE	REDEMPTION DATE	PRICE	AUTHORIZED	OUTSTANDING	2012	2011
Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–
R	4.49%	Series Q	December 1, 2015	December 1, 2015	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2016	At any time	$25.50	8,000,000	3,606,225	90	90
T	3.393%	Series S	November 1, 2016	November 1, 2016	$25.00	8,000,000	4,393,775	110	110
Y	floating	Series Z	December 1, 2017	At any time	$25.50	10,000,000	8,772,468	219	203
Z	3.152%	Series Y	December 1, 2017	December 1, 2017	$25.00	10,000,000	1,227,532	31	47
AA	3.45%	Series AB	September 1, 2017	September 1, 2017	$25.00	20,000,000	10,144,302	259	257
AB	floating	Series AA	September 1, 2017	At any time	$25.50	20,000,000	9,855,698	251	253
AC	4.60%	Series AD	March 1, 2013	March 1, 2013	$25.00	20,000,000	9,244,555	236	236
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	10,755,445	274	274
AE	floating	Series AF	February 1, 2015	At any time	$25.50	24,000,000	1,422,900	36	36
AF	4.541%	Series AE	February 1, 2015	February 1, 2015	$25.00	24,000,000	14,577,100	364	364
AG	4.50%	Series AH	May 1, 2016	May 1, 2016	$25.00	22,000,000	10,841,056	271	271
AH	floating	Series AG	May 1, 2016	At any time	$25.50	22,000,000	3,158,944	79	79
AI	4.15%	Series AJ	August 1, 2016	August 1, 2016	$25.00	22,000,000	10,754,990	269	269
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	3,245,010	81	81
AK	4.15%	Series AL	December 31, 2016	December 31, 2016	$25.00	25,000,000	25,000,000	625	345
AL(1)	floating	Series AK	December 31, 2021			25,000,000	–	–	–
								3,395	3,115

(1)	If Series AL Preferred Shares are issued, BCE may redeem such shares at $25.00 per share on December 31, 2021 and on December 31 every five years thereafter (collectively, a Series AL conversion date) and at $25.50 per share on any date after December 31, 2016, which is not a Series AL conversion date.

Voting Rights

All of the issued and outstanding preferred shares at December 31, 2012 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series R, T, Z, AA, AC, AF, AG, AI and AK shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.

Conversion Features

All of the issued and outstanding preferred shares at December 31, 2012 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

Redemption Features

BCE may redeem each of Series R, T, Z, AA, AC, AF, AG, AI and AK shares at $25.00 per share on the applicable redemption date and every five years after that date. BCE may redeem each of Series Q, if issued, and Series S, Y, AB, AD, AE, AH and AJ shares at $25.50 per share at any time.

Conversion of Preferred Shares

On March 1, 2013, BCE converted 4,415,295 of its 9,244,555 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares), on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2013, 240,675 of BCE’s 10,755,445 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares. As a result, 5,069,935 Series AC Preferred Shares and 14,930,065 Series AD Preferred Shares remain outstanding.

For the five-year period beginning on March 1, 2013, the Series AC Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 3.550%. The Series AD Preferred Shares will continue to pay a monthly floating adjustable cash dividend.

On December 1, 2012, BCE converted 1,108,623 of its 1,873,670 Cumulative Redeemable First Preferred Shares, Series Z (Series Z Preferred Shares), on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series Y (Series Y Preferred Shares). In addition, on December 1, 2012, 462,485 of BCE’s 8,126,330 Series Y Preferred Shares were converted, on a one-for-one basis, into Series Z Preferred Shares.

116   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

On September 1, 2012, BCE converted 2,957,474 of its 10,081,586 Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares), on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). In addition, on September 1, 2012, 3,020,190 of BCE’s 9,918,414 Series AB Preferred Shares were converted, on a one-for-one basis, into Series AA Preferred Shares.

On November 1, 2011, 1,794,876 of BCE’s 5,720,209 Cumulative Redeemable First Preferred Shares, Series T (Series T Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series S (Series S Preferred Shares). In addition, on November 1, 2011, 468,442 of BCE’s 2,279,791 Series S Preferred Shares were converted, on a one-for-one basis, into Series T Preferred Shares.

On August 1, 2011, 3,245,010 of BCE’s 14,000,000 Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares).

On May 1, 2011, 370,067 of BCE’s 10,051,751 Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2011, 1,159,372 of BCE’s 3,948,249 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares.

Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE.

Issuance of Preferred Shares

On July 5, 2011, BCE issued 13,800,000 Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $345 million. Issuance costs were $11 million. On January 4, 2012, BCE issued 11,200,000 additional Series AK Preferred Shares for total gross proceeds of $280 million. Issuance costs were $8 million.

Common Shares and Class B Shares

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2012 and 2011.

The following table provides details about the outstanding common shares of BCE.

		DECEMBER 31, 2012		DECEMBER 31, 2011
		NUMBER	STATED	NUMBER	STATED
	NOTE	OF SHARES	CAPITAL	OF SHARES	CAPITAL
Outstanding, beginning of year		775,444,200	13,566	752,267,409	12,691
Shares issued under employee stock option plan(1)	24	1,296,962	43	5,090,918	172
Shares issued upon acquisition of CTV	27	–	–	21,729,239	764
Shares issued under ESP		1,102,022	48	–	–
Shares repurchased and cancelled		(2,461,539)	(46)	(3,500,466)	(61)
Treasury shares		–	–	(142,900)	–
Outstanding, end of year		775,381,645	13,611	775,444,200	13,566

(1)	Includes a $4 million reclassification in 2012 ($20 million in 2011) from contributed surplus relating to the exercise of employee stock options.

2011 NCIB Program

	DECEMBER 31, 2012		DECEMBER 31, 2011
	NUMBER	TOTAL	NUMBER	TOTAL
	OF SHARES	COST	OF SHARES	COST
Common shares repurchased and cancelled	(1,381,539)	(57)	(3,500,466)	(143)
Common shares subject to cancellation in 2011 and cancelled in 2012	(1,222,900)	(50)	1,222,900	50
Private purchase agreement	(1,080,000)	(44)	1,080,000	44
Treasury shares	(142,900)	(6)	142,900	6

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB. In December 2011, BCE repurchased and cancelled a total of 3,500,466 common shares for a total cost of $143 million. An additional 1,381,539 common shares were purchased and cancelled under the 2011 NCIB for a total of $57 million during the first quarter of 2012.

In January 2012, BCE settled a $44 million liability related to an agreement with a financial institution to purchase an additional 1,080,000 common shares. Also in January 2012, we cancelled and paid for 142,900 common shares that were purchased in December 2011 for a total cost of $6 million. All of these common shares were included in outstanding common shares as at December 31, 2011 and were cancelled in January 2012.

The NCIB program was complete in March 2012.

Contributed Surplus

Contributed surplus resulted from the distribution of fund units to the holders of BCE common shares by way of a return of capital upon the conversion of Bell Aliant from a corporate structure to an income fund in 2006 and premium in excess of par value upon the issuance of BCE common shares.

117   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Note 24 SHARE-BASED PAYMENTS

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
ESPs	(32)	(24)
RSUs	(30)	(16)
Deferred share plans – Bell Aliant	(11)	(10)
Other(1)	(7)	(4)
Total share-based payments	(80)	(54)

(1)	Includes DSUs and stock options.

Description of the Plans

ESPs

ESPs are designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute a percentage of the employee’s eligible annual earnings to the plan, up to a specified maximum. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares.

Each participating company decides on its maximum percentage contribution. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.

Employer contributions to the plan are subject to employees holding their shares for a two-year vesting period. Dividends related to employer contributions are also subject to the two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2012, 12,411,790 common shares were authorized for issuance under the ESP.

The following table summarizes the status of unvested ESPs at December 31, 2012 and 2011.

NUMBER OF ESPs	2012	2011
Unvested contributions, January 1	1,029,621	360,081
Contributions(1)	699,063	758,371
Dividends credited	43,865	29,803
Vested	(328,073)	(36,743)
Forfeited	(154,190)	(81,891)
Unvested contributions, December 31	1,290,286	1,029,621

(1)	The weighted average fair value of the ESPs contributed was $42 and $37 in 2012 and 2011, respectively.

RSUs

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the board of directors.

The following table summarizes outstanding RSUs at December 31, 2012 and 2011.

NUMBER OF RSUs	2012	2011
Outstanding, January 1	1,257,523	3,956,697
Granted(1)	1,243,846	1,284,626
Dividends credited	112,550	152,214
Settled	(59,491)	(4,011,709)
Forfeited	(86,023)	(124,305)
Outstanding, December 31	2,468,405	1,257,523
Vested, December 31	–	21,871

(1)	The weighted average fair value of the RSUs granted was $40 and $36 in 2012 and 2011, respectively.

Stock Options

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant.

At December 31, 2012, 28,641,835 common shares were authorized for issuance under these plans.

Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of up to ten years from the date of grant. Special vesting provisions may apply if:

  there is a change in control of BCE and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE and BCE’s ownership interest in that subsidiary falls below the percentage set out in the plan.

118   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

The following table summarizes BCE’s outstanding stock options at December 31, 2012 and 2011.

			2012		2011
		NUMBER	WEIGHTED AVERAGE	NUMBER	WEIGHTED AVERAGE
	NOTE	OF OPTIONS	EXERCISE PRICE ($)	OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1		4,027,309	$33	8,491,226	$32
Granted		2,681,201	$40	2,443,954	$36
Exercised(1)	23	(1,296,962)	$30	(5,090,918)	$30
Expired		(4,850)	$28	(1,604,969)	$40
Forfeited		(96,342)	$37	(211,984)	$35
Outstanding, December 31		5,310,356	$37	4,027,309	$33
Exercisable, December 31		420,822	$30	1,725,634	$30

(1)	The weighted average share price for options exercised was $42 and $38 in 2012 and 2011, respectively.

The following table provides additional information about BCE’s stock option plans at December 31, 2012.

		STOCK OPTIONS OUTSTANDING
		WEIGHTED AVERAGE	WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES	NUMBER	REMAINING LIFE	EXERCISE PRICE ($)
$20 – $29	65,822	1.7	$29
$30 – $39	2,592,606	4.5	$35
$40 or more	2,651,928	6.1	$40
	5,310,356	5.3	$37

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2012
Weighted average fair value per option granted ($)	3
Weighted average share price ($)	40
Weighted average exercise price ($)	40
Dividend yield	5.4%
Expected volatility	21%
Risk-free interest rate	1.4%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

DSUs

Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

The following table summarizes the status of outstanding DSUs at December 31, 2012 and 2011.

NUMBER OF DSUs	2012	2011
Outstanding, January 1	3,351,526	3,477,365
Issued(1)	196,363	287,360
Dividends credited	173,569	160,972
Settled	(415,597)	(574,171)
Outstanding, December 31	3,305,861	3,351,526

(1)	The weighted average fair value of the DSUs issued was $40 and $36 in 2012 and 2011, respectively.

119   BCE Inc.   |   2012 Annual Report   |

Notes to Consolidated Financial Statements

Note 25 COMMITMENTS AND CONTINGENCIES

Commitments

The following table is a summary of our contractual obligations at December 31, 2012 that are due in each of the next five years and thereafter.

	2013	2014	2015	2016	2017	THEREAFTER	TOTAL
Operating leases	229	201	176	139	107	489	1,341
Commitments for property, plant and equipment and intangible assets	166	28	10	14	–	–	218
Purchase obligations	1,628	1,300	1,149	384	275	923	5,659
Astral acquisition(1)	3,553	–	–	–	–	–	3,553
Total	5,576	1,529	1,335	537	382	1,412	10,771

(1)	Includes CRTC tangible benefits of $174.6 million.

BCE’s significant operating leases are for office premises and retail outlets with lease terms ranging from 1 to 30 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $269 million in 2012 and $253 million in 2011.

Purchase obligations consist of contractual obligations under service and product contracts, for both operating and capital expenditures. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.

Proposed Acquisition of Astral

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. The transaction was valued at approximately $3.38 billion, including net debt of $380 million. On May 24, and May 25, 2012, the transaction was approved by over 99% of Astral shareholders and by the Québec Superior Court, respectively.

To partially fund the proposed acquisition of Astral, on June 13, 2012, Bell Canada entered into an unsecured committed credit agreement with a syndicate of lenders, maturing three years after the closing of the Astral acquisition, under which $2 billion is currently available.

On October 18, 2012, the CRTC issued Broadcasting Decision CRTC 2012-574 denying BCE’s original application to acquire Astral. On November 19, 2012, Astral and BCE amended the terms of the proposed transaction and subsequently submitted a new proposal to the CRTC for approval. The new application outlines a number of divestitures and other commitments designed to address the concerns outlined in the CRTC’s October 2012 decision.

The new proposal also includes a revised package of tangible benefits in an amount of $174.6 million to create programming, promote Canadian talent, connect communities and enhance consumer participation. The CRTC tangible benefits will be recorded as an acquisition cost in Severance, Acquisition and Other Costs upon closing.

The CRTC announced that it will hold a public hearing commencing the week of May 6, 2013 to consider the new proposal for BCE’s acquisition of Astral. On March 4, 2013, BCE received Competition Bureau clearance for its proposed acquisition of Astral based on a consent agreement under which BCE is required to divest the same TV services and radio stations identified in BCE’s revised proposal to the CRTC.

On March 4, 2013, BCE reached an agreement with Corus Entertainment Inc. (Corus) whereby Corus will acquire Astral’s share of six TV joint ventures as well as two Astral radio stations in Ottawa. Valued at $400.6 million, the Corus transaction is also subject to applicable regulatory approvals.

As a result of the amendments made to the terms of the original definitive agreement between Astral and BCE, BCE’s regulatory covenants have been modified and the outside date for completion of the transaction was postponed to June 1, 2013 with each of Astral and BCE having the right to further postpone it to July 31, 2013, if required to obtain the remaining necessary regulatory approvals. A break-up fee of $150 million is payable by BCE to Astral should the proposed transaction not close before the outside date for failure to obtain regulatory approvals.

Contingencies

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome of the legal proceedings pending at December 31, 2012, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolutions of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

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Notes to Consolidated Financial Statements

Note 26 RELATED PARTY TRANSACTIONS

Subsidiaries

The following table shows BCE’s significant subsidiaries at December 31, 2012. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues. All of these subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2012	2011
Bell Canada	100.0%	100.0%
Bell Mobility Inc.	100.0%	100.0%
Bell Aliant Inc.	44.1%	44.1%
Bell ExpressVu Limited Partnership	100.0%	100.0%
Bell Media Inc.	100.0%	100.0%

Transactions with Joint Ventures and Associates

During 2012 and 2011, BCE provided and received services in the normal course of business and on an arm’s length basis to and from its joint ventures and associates. Our joint ventures are comprised of MLSE, Inukshuk, Enstream Inc., and Dome Productions Partnership. Our associates are comprised of Summerhill Ventures LLP, Q9, Viewer’s Choice Canada Inc., The NHL Network Inc., Cirque du Soleil Media Limited Partnership and, until August 2012, the Montreal Canadiens Hockey Club and the Bell Centre.

BCE recognized revenues and incurred expenses with our associates and joint ventures of $11 million (2011 – $21 million) and $72 million (2011 – $78 million), respectively.

See Note 7, Other Income for additional transactions with Inukshuk.

BCE Master Trust Fund

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust. Bimcor recognized management fees of $13 million and $11 million from the Master Trust for 2012 and 2011, respectively. The details of BCE’s post-employment benefit plans are set out in Note 20, Post-employment Benefit Plans. Additionally, in 2012, BCE completed a co-investment arrangement with the Master Trust with respect to MLSE for which the details are set out in Note 14, Investments in Associates and Joint Ventures.

Compensation of Key Management Personnel and Board of Directors

The following table includes compensation of the key management personnel and board of directors for the years ended December 31, 2012 and 2011 included in our income statements. Key management personnel are the company’s Chief Executive Officer (CEO) and the executives who report directly to the CEO.

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Wages, salaries and related taxes and benefits	(22)	(22)
Termination benefits	–	(2)
Post-employment benefit plans and OPEBs	(3)	(3)
Share-based payments	(17)	(12)
Key management personnel and board of directors compensation expense	(42)	(39)

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Notes to Consolidated Financial Statements

Note 27 ACQUISITION OF CTV

On April 1, 2011, BCE acquired the remaining 85% of CTV common shares that we did not already own. We acquired CTV because it allows us to better leverage content across multiple platforms.

The purchase price allocation was completed in 2011 and included certain estimates. The following table summarizes the fair value of the consideration given and the fair value assigned to each major class of asset and liability.

TOTAL
Cash	713
Issuance of BCE common shares(1)	597
Purchase consideration	1,310
Fair value of previously held interest	221
Non-controlling interest	215
Total cost to be allocated	1,746
Trade and other receivables	462
Prepaid expenses	52
Property, plant and equipment	454
Finite-life intangible assets	551
Indefinite-life intangible assets	1,511
Other non-current assets	35
Trade payables and other liabilities	(419)
Debt due within one year	(1,039)
Long-term debt	(762)
Deferred tax liabilities	(236)
Post-employment benefit obligations	(92)
Other non-current liabilities	(197)
320
Cash and cash equivalents	33
Fair value of net assets acquired	353
Goodwill(2)	1,393

(1)	In 2011, we issued 21,729,239 common shares with a fair value of $764 million based on the market price of BCE common shares on the acquisition date, of which $597 million was purchase consideration and $167 million was for the repayment of certain acquired debt.
(2)	Goodwill arises principally from the ability to leverage media content, the reputation of assembled workforce and future growth. Goodwill is not deductible for tax purposes.

As part of its approval of the acquisition, the CRTC ordered BCE to spend $239 million over seven years to benefit the Canadian broadcasting system. The present value of this tangible benefits obligation, amounting to $164 million, net of $57 million assumed by CTV’s previous shareholders, was recorded as an acquisition cost in Severance, acquisition and other costs in 2011. Total acquisition costs relating to CTV, including the tangible benefits obligation and a pension curtailment gain of $13 million, amounted to $160 million for the year ended December 31, 2011.

The acquisition date fair value of our previously held 15% AFS equity interest in CTV immediately before the acquisition was $221 million, resulting in a gain on remeasurement of $89 million, which was reclassified from Accumulated other comprehensive income to Other income in 2011.

Revenues of $1,507 million and net earnings of $165 million are included in the income statements in 2011 from the date of acquisition.

BCE’s consolidated operating revenues and net earnings for the year ended December 31, 2011 would have been $19,952 million and $2,557 million, respectively, had the CTV acquisition occurred on January 1, 2011. These pro forma amounts reflect the elimination of intercompany transactions, financing related to the acquisition, the amortization of certain elements of the purchase price allocation and related tax expense.

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Glossary

Adjusted EPS

Earnings per share before severance, acquisition and other costs, and net (gains) losses on investments.

ARPU

Average revenue per unit expressed as a rate per month for the year.

Binomial Option Pricing Model

The binomial option pricing model is the financial model we use to calculate the weighted average fair value of a stock option granted using five key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate, vesting period and expected life of the stock option.

Book Value per Share

Total equity attributable to BCE shareholders excluding preferred shares divided by the number of common shares outstanding.

Capital Intensity

Capital expenditures divided by operating revenues.

Churn

The rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Cost of Acquisition (COA)

COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Curtailment

A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.

EBITDA

We define EBITDA as operating revenues less operating costs.

EBITDA Margin

EBITDA divided by operating revenues.

Free Cash Flow

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

Goodwill

Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given, and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Market Capitalization

This is BCE’s common share price at the end of the year multiplied by the number of common shares outstanding.

Price to Book Ratio

BCE’s common share price at the end of the year divided by the book value per share.

Price to Cash Flow Ratio

BCE’s common share price at the end of the year divided by cash flow per common share. Cash flow per common share is cash flow from operating activities excluding interest on fund unit liability less capital expenditures, divided by the average number of common shares outstanding.

Price to Earnings Ratio

BCE’s common share price at the end of the year divided by earnings per share.

Return on Equity

Net earnings attributable to common shareholders divided by total average equity attributable to owners of the parent excluding preferred shares.

Total Debt to Total Assets

Total long-term debt (including debt due within one year) divided by total assets.

Total Debt to Total Equity

Total debt (excluding notes payable and bank advances) divided by total equity.

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